SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Exhibit 99.1

Summary of 2003 Year-end Business Report

1

2

b. Payment Transactions	51
c. Real-Estate Transactions (including rent activities)	51

IX. Appendix	52

1. Deposits	52

2. Loans and Debentures Provided	52

3. Debentures Issued	53

3

I.	Company Overview

1.	Purpose of Company

a.	Scope of Business

Acquisition/ownership of shares in companies, which are engaged in financial services or are closely related to financial services and the governance and/or management of such companies

(1)	Corporate Management

1.	Setting management targets for subsidiaries and approving subsidiary business plans of subsidiaries

2.	Evaluation of subsidiary business performance and establishment of compensation levels

3.	Formulation of corporate governance structures of subsidiaries

4.	Inspection of operational and asset status of subsidiaries

5.	Activities complementary to aforementioned business activities from number 1 to 4

(2)	Corporate Management Support Activities

1.	Funding of Affiliates (in this provision and hereinafter, includes direct and indirect subsidiaries)

2.	Capital investment in subsidiaries or procurement of funds for funding of Affiliates

3.	Development and sale of products jointly with Affiliates and administrative support for joint use of facilities and computer systems with Affiliates

4.	Activities ancillary to the activities in the above items, for which the authorization, permission or approval is not required under the relevant laws and regulations

(3)	All businesses or activities directly or indirectly related to the businesses listed above

b.	Scope of Business of Subsidiaries

(1)	Woori Bank

1.	Primary Businesses

•	Banking business activities

•	Ancillary business activities

2.	Supplementary Businesses

•	Trust business activities

•	Credit card business activities

•	Other authorized business activities

(2)	Kyongnam Bank

1.	Primary Businesses

•	Banking business activities

•	Ancillary business activities

2.	Supplementary Businesses

•	Trust business activities

•	Credit card business activities

•	Other authorized business activities

4

(3)	Kwangju Bank

1.	Primary Businesses

•	Banking business activities

•	Ancillary business activities

2.	Supplementary Businesses

•	Trust business activities

•	Credit card business activities

•	Other authorized business activities

(4)	Woori Credit Card

1)	Issuing and managing credit cards

2)	Credit card usage billing and settlement

3)	Registering and managing of merchants

4)	Providing funds to credit card users

5)	All businesses or activities directly or indirectly related to the businesses listed above

6)	Providing funds for payments made in installments or deferred payments

7)	Undertaking, managing and collecting account receivables of manufacturers or sellers

8)	Leasing services

9)	Credit card loans and/or collateralized loans

10)	Discounting of bills

11)	Credit research services related to businesses 1 to 7 as mentioned above

12)	Acquisition of securities issued and/or held by non-bank financial institutions, which are related to businesses 1 to 11 as mentioned above

13)	Payment guarantees

14)	Bond issuance and debt financing

15)	Foreign currency borrowing and issue of foreign currency securities

16)	Acquiring and managing securities

17)	Telemarketing, insurance brokering and travel related services

18)	Foreign exchange services

19)	Credit card manufacturing

20)	Organizing and managing associations on behalf of customers

21)	Publishing of service-related publications

22)	Issuing prepaid and debit cards

23)	Prepaid and debit card billing and settlement

24)	Services related to other credit related products

25)	New technology and venture investment

26)	Venture capital

27)	e-Commerce

28)	Real estate leasing

29)	Utilization of Internet for all services mentioned above

30)	Supplementary and investment related to all services mentioned above

31)	Services related to completing necessary filings with certain government agencies

(5)	Woori Investment Trust Management

1)	Securities investment trust management

2)	Investment advisory and investment transactions

3)	Futures investment

4)	Call transactions

5)	Purchasing bills

6)	All businesses or activities directly or indirectly related to businesses 1 to 5 mentioned above

5

(6)	Woori Finance Information System

1)	Development, distribution and management of computer systems

2)	Consulting services in computer implementation and usage

3)	Distribution, mediation and lease of computer systems

4)	Maintenance of computer related equipment

5)	Publish and distribution of IT-related reports and books

6)	Educational services related to computer usage

7)	Information communication, telecommunications and information distribution services

8)	Manufacturing and distribution of audio-visual media

9)	Information processing and outsourcing services

10)	All businesses or activities directly or indirectly related to the businesses listed above

(7)	Woori F&I

1)	Undertaking and disposition of ABS, issued primarily to securitize distressed assets through asset securitization, under the Asset Securitization Law

2)	Undertaking and disposition of asset management companies that were initially set up to manage distressed assets, under the Asset securitization Law

3)	All businesses or activities directly or indirectly related to the businesses listed above

(8)	Woori LB Second Asset Securitization Specialty Co., Ltd.

1)	Transfer, management and disposition of all rights related to securities and other assets (hereinafter ‘securitized assets’) of Woori Bank (formerly known as Hanvit Bank) and Kwangju Bank under the Asset Securitization Law

2)	Issue and redemption of securitized assets

3)	Preparing and registering of the asset securitization plan to the Financial Supervisory Service

4)	Consummation of contracts required to execute the asset securitization plan

5)	Provisional borrowing and other similar procedures for ABS redemption

6)	Investment of surplus funds

7)	Other businesses and activities related to the businesses listed above

(9)	Woori LB Third Asset Securitization Specialty Co., Ltd.

1)	Transfer, management and disposition of all rights related to securitized assets of Woori Bank, Kyongnam Bank and Woori Credit Card under the Asset Securitization Law

2)	Issue and redemption of securitized assets

3)	Preparing and registering of the asset securitization plan to the Financial Supervisory Service

4)	Consummation of contracts required to execute the asset securitization plan

5)	Provisional borrowing and other similar procedures for ABS redemption

6)	Investment of surplus funds

7)	Other businesses and activities related to the businesses listed above

(10)	Woori Securities

1)	Securities dealing

2)	Sale consignment of securities

6

3)	Brokering of securities transactions and/or proxy transactions

4)	Brokering of securities in domestic securities markets and overseas markets

5)	Underwriting securities

6)	Offering of securities

7)	Conscription for securities sales

8)	Securities saving services

9)	Overseas securities trading

10)	Credit services related to securities trading

11)	Lending and safe services

12)	Trading and brokering of marketable certificate of deposits

13)	Agent services for foreigners

14)	Payment guarantee for corporate bond principal and interest

15)	Trustee services for bond offerings

16)	M&A mediation and brokering

17)	Public offering related deposit agent services

18)	Foreign exchange services

19)	Bill discounts and trading

20)	Bill brokering

21)	Real estate leasing

22)	Lending of securities to institutional investors

23)	Lottery and ticket sales

24)	Publishing books and other publications

25)	Leasing and sales of IT systems and software related to securities

26)	Customer investment funds related to foreign exchange and foreign currency hedging

27)	Financial derivatives

28)	Consignment sales of mutual funds

29)	Futures and consulting services under the Securities and exchange law

30)	Other businesses and activities related to the businesses listed above

7

2.	History of the Company

a.	Company History

(1)	Background to establishment and major changes

December 23, 2000	Establishment of Financial Holding Company Act

December 30, 2000	KDIC invested public funds of 8.5 trillion won in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank and Hanaro Merchant Bank

March 14, 2001	Filed for establishment approval of ‘Woori Finance Holdings’

March 24, 2001	Official approval from the Financial Supervising Service for ‘Woori Finance Holdings’

March 27, 2001	Incorporated as ‘Woori Finance Holdings, Co. Ltd’ (Total Capital: 3.6 trillion won)

April 2, 2001	Official launch of ‘Woori Finance Holdings’

July 16, 2001	Issued bond with warrants

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as subsidiary

June 11, 2002	Capital increase through public offering (Total capital: 3.8 trillion won)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities as incorporated as subsidiary

September 5, 2002	Consummated strategic investment agreement with Lehman Brothers with respect to managing distressed assets

December 23, 2002	Purchase and Acquisition contract with credit card division of Kwangju Bank

December 31, 2002	IT outsourcing contract with Kwangju Bank and Kyongnam Bank

March 10, 2003	Integrated IT platform with Kyongnam Bank

August 1, 2003	Woori Merchant Bank merged into Woori Bank

August 15, 2003	Integration of Kwangju Bank IT platform

September 3, 2003	Launching of bancassurance business

September 29, 2003	Listing on New York Stock Exchange

December 11, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

December 12, 2003	Announcement of merger between Woori Card and Woori Bank

March 30, 2004	Appointment of new management

8

b.	Associated Business Group

(1)	Overview of Business Group

1)	Name of business group : Woori Finance Group

2)	History

December 23, 2000	Establishment of Financial Holding Company Act

December 30, 2000	KDIC invested public funds of 8.5 trllion won in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank and Hanaro Merchant Bank

March 14, 2001	Filed for establishment approval of ‘Woori Finance Holdings’

March 24, 2001	Official approval from the Financial Supervising Service for ‘Woori Finance Holdings’

March 27, 2001	Incorporated as ‘Woori Finance Holdings, Co. Ltd’ (Total Capital: 3.6 trillion won)

April 2, 2001	Official launch of ‘Woori Finance Holdings’

July 16, 2001	Issued bond with warrants

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as subsidiary

June 11, 2002	Capital increase through public offering (Total capital: 3.8 trillion won)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities as incorporated as subsidiary

September 5, 2002	Consummated strategic investment agreement with Lehman Brothers with respect to managing distressed assets

December 23, 2002	Purchase and Acquisition contract with credit card division of Kwangju Bank

December 31, 2002	IT outsourcing contract with Kwangju Bank and Kyongnam Bank

March 10, 2003	Integrated IT platform with Kyongnam Bank

August 1, 2003	Woori Merchant Bank merged into Woori Bank

August 15, 2003	Integration of Kwangju Bank IT platform

September 3, 2003	Launching of bancassurance business

September 29, 2003	Listing on New York Stock Exchange

December 11, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

December 12, 2003	Announcement of merger between Woori Card and Woori Bank

March 30, 2004	Appointment of new management

9

(2)	Related companies within Business Group

Type	Name of Company	Controlling Company	Notes

Holding Company	Woori Finance Holdings (*1) (*2)	KDIC	10 companies
1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings
Kyongnam Bank
Kwangju Bank
Woori Credit Card
Woori Finance Information System
Woori F & I
Woori Second Asset Securitization Specialty
Woori Third Asset Securitization Specialty
Woori Investment Trust Management, Co.
Woori Securities (*2)

2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	6 companies
Woori America Bank
P.T. Bank Woori Indonesia
Shinwoo Corporate Restructuring Company
	Nexbi Tech	Woori Credit Card
	Woori CA Asset Management	Woori F&I

(*1)	Listed company on the New York Stock Exchange

(*2)	Listed company on the Korea Stock Exchange

10

3.	Capital Structure

a.	Change in Capital

(units: won)

		Stock Decrease/Increase
Date	Category	Type	Quantity	Par Value	Issue price	Changed Capital	Method	Ratio
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	3,637,293,045	—	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	3,638,121,955	—	—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	3,818,121,955	Public Offering	0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	3,825,204,240	—	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	3,839,051,305	—	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	3,839,073,985	—	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	3,839,079,595	—	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	3,877,524,550	—	—

b.	Expected Changes in Capital

Foreign convertible bonds can be converted a year after their issuance and, therefore, can bring about changes in capital.

(1)	Unsecured Convertible Bond Series No. 6-1

Item	Information
Date of Issuance	2002.9.27
Total Amount of Issuance	USD 36,000,000
Exercise Period	2003.9.28 ~ 2005.08.27
Exercise Price	7,313 won
Total amount of unexercised bond with warrants	USD 36,000,000
Number of Shares	5,914,180

11

(2)	Unsecured Convertible Bond Series No. 6-2

Item	Information
Date of Issuance	2002.12.20
Total Amount of Issuance	USD 16,000,000
Exercise Period	2003.12.21 ~ 2005.11.20
Exercise Price	5,588 won
Total amount of unexercised bond with warrants	USD 16,000,000
Number of Shares available for issuance	3,481,173

(3)	Unsecured Convertible Bond Series No. 6-3

Item	Information
Date of Issuance	2003.3.26
Total Amount of Issuance	USD 39,000,000
Exercise Period	2004. 3.27 ~ 2006. 2.26
Exercise Price	5,380 won
Total amount of unexercised bond with warrants	USD 39,000,000
Number of Shares available for issuance	8,661,914

(4)	Unsecured Convertible Bond Series No. 6-4

Item	Information
Date of Issuance	2003.3.26
Total Amount of Issuance	20 billion won
Exercise Period	2004. 3.27 ~ 2006. 2.26
Exercise Price	5,380 won
Total amount of unexercised bond with warrants	20 billion won
Number of Shares available for issuance	3,717,472

12

5)	Unsecured Convertible Bond Series No. 6-5

Item	Information
Date of Issuance	2003.7.10
Total Amount of Issuance	USD 1,000,000
Exercise Period	2004. 7.11 ~ 2006. 6.10
Exercise Price	7,228 won
Total amount of unexercised bond with warrants	USD 1,000,000
Number of Shares available for issuance	164,429

c.	Convertible Bonds

(units: won, USD, shares)

Item		Unsecured C/B Series 6-1	Unsecured C/B Series 6-2	Unsecured C/B Series 6-3	Unsecured C/B Series 6-4*	Unsecured C/B Series 6-5	Total
Date of Issue		2002.9.27	2002.12.20	2003.3.26	2003.3.26	2003.7.10	—
Total Amount		USD 36,000,000	USD 16,000,000	USD 39,000,000	20 billion won	USD 1,000,000	USD92,000,000 +20 billion won
Allotment Method		Private	Private	Private	Private	Private	—
Conversion Period		2003.9.28~ 2005.8.27	2003.12.21~ 2005.11.20	2004.3.27~ 2006.2.26	2004.3.27~ 2006.2.26	2004.7.11~ 2006.6.10	—
Conditions	ratio	100%	100%	100%	100%	100%	—
	price	7,313	5,588	5,380	5,380	7,228	—
Type of Stock when converted		Common	Common	Common	Common	Common	—
Converted Bonds	amount	—	—	—	—	—	—
	shares	—	—	—	—	—	—
Unconverted Stock	amount	USD 36,000,000	USD 16,000,000	USD 39,000,000	20 billion won	USD 1,000,000	—
	shares	5,914,180	3,481,173	8,661,914	3,717,472	164,429	21,939,168
Notes		Maturity: 2005.9.27	Maturity: 2005.12.20	Maturity: 2006.3.26	Maturity : 2006.3.26	Maturity : 2006.7.10	—

*	Units in won, because “dart system” does not convert into USD.

Series 6-1, 6-2, 6-3, 6-5 issuances are in dollars, while series 6-4 is in won

Conversion value is stated in won; the currency rate used in series 6-1 was 1,210 won/$, 6-2 was 1,215.80 won/$, 6-3 was 1,194.90won/$ and 6-5 was 1,188.50won/$, respectively.

13

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

[as of 2003.12.31]

Total Number of shares authorized	Total Number of Issued Stock	Total Number of Unissued Stock
2,400,000,000	775,504,910	1,624,495,090

b.	Information of Issued Shares

[as of 2003.12.31]

[Par Value : 5,000 won]	(units: 1,000 won, shares)

Type		Number of Stock Issued	Face Value	Notes
Registered	Common Stock	775,504,910	3,877,524,550
Total		775,504,910	3,877,524,550

c.	Stock Options

[as of 2003.12.31]						(units: won, shares)

Grant date	Relationship	Grantee	Type of stock	No. of granted options	Exercised options	Exercisable options	Exercise period	Exercise price
2002.12.04	Standing director	Byung Chul Yoon	Common	100		100	2005.12.4 ~2008.12.3
2002.12.04	Standing director	Kwang Woo Chun	Common	80	—	80	2005.12.4 ~2008.12.3	—
2002.12.04	Standing director	Euoo Sung Min	Common	80	—	80	2005.12.4 ~2008.12.3	—
2002.12.04	Non-standing dir.	Hwan Kyu Park	Common	40	—	40	2005.12.4 ~2008.12.3	—
2002.12.04	Non-standing dir.	Ki Chul Han	Common	30	—	30	2005.12.4	—
2002.12.04	Non-standing dir.	Tae Ho Sohn	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Non-standing dir.	Won Kil Sohn	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Non-standing dir.	Nam Hong Cho	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Standing director	Sang Chul Lee	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Standing director	Jae Woong Lee	Common	10	—	10	2005.12.4 ~2008.12.3	—

14

2002.12.04	Standing director	Gae Min Lee	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	—	Kwang Sun Chung	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Standing director	Hae-Seok Suh	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Standing director	Duk Hoon Lee	Common	80	—	80	2005.12.4 ~2008.12.3	—
2002.12.04	Dir. of related company	Jong Wook Kiim	Common	45	—	45	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Jin Kyu Park	Common	45	—	45	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Jong Ku Min	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Jong Hwee Lee	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Dong Myun Suh	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Ki Shin Kim	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Young Seok Kim	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Byung Kil Choi	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Young Ho Park	Common	30	—	30	2005.12.4 ~2008.12.3	—

Grant date	Relationship	Grantee	Type of stock	No. of granted options	Exercised options	Exercisable options	Exercise period	Exercise price
2002.12.04	Director of related company	Tae Woong Chung	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Dong Chan Bae	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Dae Hwan Kim	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Young Ha Kim	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Young Yong Kim	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Taik Su Han	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Sang Im Park	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Joon Ho Hahm	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Joon Ho Lee	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Joo Sun Yeom	Common	20	—	20	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Ga Seok Chae	Common	20	—	20	2005.12.4 ~2008.12.3	—

15

2002.12.04	Director of related company	Sung Wook Park	Common	5	—	5	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Ki Seok Kim	Common	5	—	5	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Jae Ki Hong	Common	5	—	5	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Sam Su Pyo	Common	40	—	40	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Won Chul Hwang	Common	20	—	20	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Jong Hwee Kim	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	—	Sung Hoo Kwak	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Seok Hwan Lee	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Ki Jong Chung	Common	5	—	5	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Hun II Nam	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Young Soo Kim	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Jin Ho Yoon	Common	20	—	20	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Seok Koo Yoon	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Ji Yeon Joo	Common	15	—	15	2005.12.4 ~2008.12.3	—

Grant date	Relationship	Grantee	Type of stock	No. of granted options	Exercised options	Exercisable options	Exercise period	Exercise price
2002.12.04	Director of related company	Ho Hyun Lee	Common	20	—	20	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Chan Kook Chung	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Duk Yoon Kim	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Young Wook Kim	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Dae Kyu Ko	Common	15	—	15	2005.12.4 ~2008.12.3	—
Total	—	—	—	1,320	—	1,320	—	—

•	Exercise price is derived based on the banking industry stock price index at the point of exercise.

•	Registered directors Byung-Chul Yoon, Kwang-Woo Jun, Nam-Hong, Sang-Chul, Chae-Woong Lee, Gae-Min Lee and Hae-Suk Suh will complete their term as of March 30, 2004

d.	Status of Employee Stock Option Program

[as of 2003.12.31]	(units: won, shares)

Type of stock	Initial Balance	Increase	Decrease	Ending Balance	Notes
Common stock	15,439,230	—	12,252,127	3,187,103
Total	15,439,230	—	12,252,127	3,187,103

16

5.	Voting Rights

[as of 2003.12.31]		(units: shares	)

Items	Number of stock	Notes
1. Stock with voting rights (A-B)	775,504,910
A. Total Number of issued stocks	775,504,910
B. Stocks without voting rights	—
2. Stocks with limited voting rights (A+B+C+D)	—
A. Limited by the Business Law	—
B. Limited by the Securities & Exchange Law	—
C. Restrictions due to monopoly regulations and Fair Trade Act	—
D. Limited by other law enforcements	—
3. Stocks with voting rights restored	—
Stocks with Voting Rights (1-2+3)	775,504,910

17

6.	Dividend Information

a.	Dividend information for past years

(Par value: 5,000 won)							(units: won)

Items					2003	2002	2001
Net profit					202,565,030,433	589,214,226,635	684,102,036,323
Earnings per share (won)					262	786	940
Profit available for Dividend distribution					1,203,688,237,170	1,086,596,253,235	558,501,102,453
Propensity to Dividend					38.28	9.72	—
D I V I D E N D S	C A S H	a. Dividend per Share	Majority	Common	100	50	—
				Preferred	—	—	—
			Minority	Common	100	250	—
				Preferred	—	—	—
	P A Y O U T S T O C K	b. Total Dividend Amount	Majority	Common	67,345,860,900	33,672,930,450	—
				Preferred	—	—	—
			Minority	Common	10,204,630,100	23,586,047,000	—
				Preferred	—	—	—
		c. Dividend Ratio	Majority	Common	1.54	1.04	—
				Preferred	—	—	—
			Minority	Common	1.54	5.22
				Preferred	—	—	—
		a. Stock Dividend Ratio	Majority	Common	—	—	—
				Preferred	—	—	—
			Minority	Common	—	—	—
				Preferred	—	—	—
		b. Stock Dividend per Share	Majority	Common	—	—	—
				Preferred	—	—	—
			Minority	Common	—	—	—
				Preferred	—	—	—
Net Asset per Share					7,218	6,596	5,605
Ordinary Income per Share					262	786	943

18

II.	Description of Business

1.	Business Overview

a.	Current Trend of Industry

•	Further Expansion and Convergence

•	Introduction of more diverse and complex financial securities, especially in the bancassurance business

•	Expansion in business roles of financial institutions and increasing competition due to developments in IT and capital markets

•	No longer dependent on deposit to loan margin, now seeking new revenue models

•	IT developments inducing communications industry to enter the market

•	Market share competition in retail finance markets

•	Aggressive competition due to rapid growth in retail financial markets, such as the credit card business

b.	Company Status

(1)	General Overview

(a)	Group Description

Woori Finance Holdings Co., Ltd. (the “Company”) was established on March 27, 2001. The Company was engaged in the business of managing the five financial institutions (Woori Bank (formerly Hanvit Bank), Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea) and Woori Investment Bank (hereinafter the “five subsidiaries”)), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. In connection with its functional restructuring, the Company established or acquired seven more subsidiaries and has four second-tier subsidiaries. Upon establishment, the Company’s common stock amounted to (Won)3,637,293 million ($3,030,067 thousand), consisting of 727,459,000 common shares ((Won) 5,000 per share) issued and outstanding. However as a result of several capital increases since establishment, the Company’s common stock amounted to (Won) 3,877,525 million ($3,237,205 thousand), consisting of 775,504,797 common shares issued and outstanding as of December 31, 2003. On June 24, 2002, the Company listed its common shares on the Korea Stock Exchange through a public offering at a price of (Won)6,800 per share, which included 36 million new shares and 54 million issued shares. As of June 16, 2003, a total of 12,046,301 shares were issued in relation to the conversion of bonds with warrants, or B/Ws. The KDIC owned 673,458,609 (86.8%) shares of the Company’s common shares as of December 31, 2003.

Woori Bank (formerly Hanvit Bank) was established in 1899 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the Bank of Korea (“BOK”) and the Ministry of Finance and Economy (“MOFE”). In connection with the infusion of public funds, Woori Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. Woori Bank changed its name from Hanvit Bank to Woori Bank on May 20, 2002. Its common stock amounted to (Won)2,852,838 million ($2,381,732 thousand) consisting of 571 million common shares issued and outstanding as of December 31, 2003. Woori Bank is wholly owned by the Company. The head office of Woori Bank is located in Seoul, Korea. Woori Bank has 685 branches and offices in Korea.

19

Kyongnam Bank was incorporated on April 18, 1970 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kyongnam Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2003, Kyongnam Bank’s common stock amounted to (Won) 259,000 million ($216,230 thousand) consisting of 51 million shares issued and outstanding. The Company owns 99.99% of Kyongnam Bank. The head office of Kyongnam Bank is located in Masan, Korea. Kyongnam Bank has 129 branches and offices in Korea.

Kwangju Bank was established on October 7, 1968 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kwangju Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2003, Kwangju Bank’s common stock amounted to (Won)170,403 million ($142,263 thousand) consisting of 34 million shares issued and outstanding. The Company owns 99.99% of Kwangju Bank. The head office of Kwangju Bank is located in Kwangju City, Korea. Kwangju Bank has 114 domestic branches and offices in Korea.

Woori Credit Card Co., Ltd. (“WCC”) was first established on November 6, 1991 as Peace Bank of Korea to engage in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOFE. On December 17, 2001, WCC changed its name from Peace Bank of Korea to Woori Credit Card Co., Ltd. and is engaged in the credit card business, factoring and other financing services. Pursuant to the business transfer agreement entered into between Woori Bank and WCC dated December 26, 2001, the banking business segment (including trust accounts) of WCC was merged with Woori Bank as of December 31, 2001. WCC acquired the credit card subscriber base of Woori Bank on January 31, 2002. In connection with the infusion of public funds, WCC and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2003, WCC’s common stock amounted to (Won)113,000 million ($94,340 thousand) consisting of 22.6 million shares issued and outstanding. WCC is wholly owned by the Company. The head office of WCC is located in Seoul, Korea.

Woori Investment Trust Management Co., Ltd. (“WITM”, formerly Hanvit Investment Trust Management Co., Ltd.) was established on June 24, 1988 and is engaged in the investment trust business under the Investment Trust Business Law with approval from the MOFE. In connection with its functional restructuring, on March 29, 2002, the Company purchased the entire common stock of WITM from Woori Bank, making WITM a subsidiary of the Company. On May 17, 2002, WITM changed its name from Hanvit Investment Trust Management Co., Ltd. to Woori Investment Trust Management Co., Ltd. As of December 31, 2003, its common stock amounted to (Won)30,000 million (US$25,046 thousand) consisting of 6,000,000 shares issued and outstanding all of which are owned by the Company. The office of WITM is located in Seoul, Korea.

Woori Securities Co., Ltd. (“Woori Securities”, formerly Hanvit Securities Co., Ltd.) was established on August 26, 1954 to engage mainly in trading, agency, brokerage and underwriting of securities, and listed its shares on the Korea Stock Exchange on July 26, 1988. In connection with its functional restructuring, as of July 29, 2002, the Company acquired 40.2% interest (13,250,570 shares of common stock) of Woori Securities from Woori Bank, making Woori Securities a subsidiary of the Company. On June 1, 2002, Woori Securities changed its name from Hanvit Securities Co., Ltd. to Woori Securities Co., Ltd. As of December 31, 2003, its common stock amounted to (Won)164,782 million (US$137,571 thousand) consisting of 32,956,413 shares issued and outstanding of which the Company owns 52.7%. The head office of Woori Securities is located in Seoul, Korea. Woori Securities has 65 branches and offices in Korea.

Woori Finance Information System Co., Ltd. (“WFIS”, formerly Hanviteun System) was established on April 17, 1989 and is engaged in the business of installing computerized financial systems. On September 29, 2001, the Company purchased all the common stock of WFIS from Woori Bank, which was part of the group’s functional restructuring and therefore, WFIS was incorporated as a subsidiary of the Company. On October 15, 2001, WFIS changed its name from Hanviteun System Co., Ltd. to Woori Finance Information System Co., Ltd. As of December 31, 2003, its common stock amounted to (Won)4,500 million ($3,749 thousand) consisting of 900,000 shares issued and outstanding. WFIS is wholly owned by the Company. The office of WFIS is located in Seoul, Korea.

20

Woori F&I Co., Ltd. (“WF&I”, formerly Woori Asset Management Co., Ltd. (“WAMC”)) was established on November 16, 2001 to engage in the business of management, operation and disposition of securitization assets. On September 13, 2002, WF&I, formerly WAMC, spun off the asset management business segment and established Woori CA Asset Management Co., Ltd. (“WCAAMC”). As a result, WF&I is engaged in the business of acquisition and disposition of securities issued by asset securitization specialty corporations, established based on the Act on Asset-Backed Securitization for the purpose of non-performing assets securitization, and in the business of acquisition and disposition of equity of asset management corporations, which are established for the purpose of non-performing assets management. On September 16, 2002, WF&I changed its name from Woori Asset Management Co., Ltd. to Woori F&I Co., Ltd. As of December 31, 2003, its common stock amounted to (Won)10,000 million ($8,349 thousand) consisting of 2,000,000 shares issued and outstanding. WF&I is wholly owned by the Company. The office of WF&I is located in Seoul, Korea.

(2)	Market Share

Currently, Woori and Shinhan are the only domestic finance holding groups that have a separate banking business as a subsidiary.

(units: hundreds of millions of won)

Items	As of end of 2003
	Woori Finance Holdings	Shinhan Finance Holdings

Total Assets	84,730	78,183

Total Liabilities	26,787	18,637

Total Shareholder’s Equity	57,943	59,545

Capital	38,775	19,576

Operating Revenue	5,098	3,443

Operating Expense	1,393	867

Operating Income	3,705	2,576

Ordinary Income	3,701	2,565

Net profit	3,701	2,565

21

(3)	Organization Chart

22

2.	Overview of Operations

a.	Performance of Operations

As a financial holdings corporation under the Financial Holding Corporation Act, our main income consists of dividend payments of our subsidiaries. We are not involved in any other operations.

b.	Financing of operations

(1)	Source of Funds

(units: millions of won)

Items	2003	2002	2001
Shareholders’ Equity	5,597,895	5,064,129	4,077,347
Capital	3,877,525	3,839,074	3,637,293
Capital Surplus	61,324	58,645	—
Retained Earnings	1,282,866	1,145,518	558,501
Capital Adjustments	376,180	20,892	-118,447
Borrowings	2,649,920	2,325,021	1,616,466
Debentures	2,621,182	1,999,250	1,298,304
Bank Borrowings	—	300,000	310,000
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	28,738	25,771	8,162
Total	8,247,815	7,389,150	5,693,813

23

(2)	Use of Funds

(units: millions of won)

Items	2003	2002	2001
Treasury Stock	7,007,222	6,062,119	5,016,864
Woori Bank	5,869,558	4,500,143	3,255,964
Kyongnam Bank	504,629	424,060	327,005
Kwangju Bank	364,955	290,003	213,177
Woori Credit Card		379,126	1,008,866
Woori Merchant Bank		222,936	195,613
Woori Financial Information System	7,284	3,364	6,511
Woori F&I	35,896	17,016	9,728
Woori First Asset Securitization Specialty		—	—
Woori Second Asset Securitization Specialty	20,016	31,666	—
Woori Third Asset Securitization Specialty	1,266	—	—
Woori Investment Trust Management	34,978	39,646	—
Woori Securities	168,639	154,159	—
Loan Obligations	830,566	1,231,207	648,365
Tangible Assets	242	324	627
Intangible Assets	51	50	24
Cash	349,585	73,256	13,825
Other Assets	60,148	22,195	14,108
Total	8,247,815	7,389,151	5,693,813

c.	Transactions related to Commission Fees

(units: millions of won)

Category	Items	2003	2002	2001
Commission Revenue (A)
Commission Expense (B)	Fees	6,704	5,611	4,641
Commission Profit (A-B)		-6,704	-5,611	-4,641

24

3.	Other Details Relevant to Investment Decisions

Instead of following the format of exhibiting BIS equity capital ratio and status of non-performing loans to indicate capital adequacy and asset quality, we exhibit the current ratio and debt ratio as similar indicators under the ‘Finance Holding Company Act’

a.	Won-denominated Current Ratio

(units: millions of won)

Items	2003	2002	2001
Current Assets (A)	203,202	78,357	185,154
Current Liabilities (B)	9,711	9,317	316,615
Current Ratio (A/B)	2,092.5%	841.0%	58.5%

*	Current ratio of won

=	assets with maturity less than 3 months
liabilities with maturity less than 3 months

b.	Foreign Currency-denominated Current Ratio

(units: millions of won)

Items	2003	2002	2001
Current Assets (A)	147,754	—	—
Current Liabilities (B)	148,598	—	—
Current Ratio (A/B)	99.4%	—	—

*	Current ratio of foreign currency

=	assets with maturity less than 3 months
liabilities with maturity less than 3 months

c.	Debt Ratio

(units: millions of won)

Items	2003	2002	2001
Liabilities (A)	2,649,920	2,325,022	1,616,466
Equity (B)	5,597,895	5,064,129	4,077,347
Debt Ratio (A/B)	47.3%	45.9%	39.7%

25

d.	Credit Ratings for the Past 3 years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
2001.6.27	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation
2001.6.28	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation
2001.9.26	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation
2001.9.26	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation
2001.11.29	Debentures	BBB-	R&I (AAA~C)	Case evaluation
2002.10.17	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation
2002.10.22	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation
2002.11.8	Debentures	BBB	R&I (AAA~C)	Periodic evaluation
2002.12.13	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation
2002.12.16	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation
2003.6.30	Debentures	AA+	KIS Ratings (AAA~D)	Periodic evaluation
2003.9.8	Debentures	AAA	Korea Ratings (AAA~D)	Case evaluation
2003.9.8	Debentures	AAA	KIS Ratings (AAA~D))	Case evaluation
2003.11.13	Debentures	BBB	R&I (AAA~C)	Periodic evaluation
2004.2.6	Debentures	BBB	Fitch Rating (AAA~D)	Case evaluation
2004.3.11	Debentures	BBB-	S&P (AAA~D)	Case evaluation

e.	Other Important Information

Please refer to our annual report for the BIS capital ratio and non-performing loans of our subsidiaries.

26

III.	Financial Information

1.	Condensed Financial Statements (Non-consolidated)

(units: millions of won)

Items	2003	2002	2001
Cash and Due from Banks	349,585	73,256	13,825
Securities	7,007,222	6,062,119	5,016,864
Loans	830,566	1,231,207	648,365
Fixed Assets	293	374	651
Other Assets	60,148	22,195	14,108
Total Assets	8,247,815	7,389,151	5,693,813
Borrowings	0	300,000	310,000
Debentures	2,621,182	1,999,250	1,298,304
Other Liabilities	28,738	25,772	8,162
Total Liabilities	2,649,920	2,325,022	1,616,466
Common Stock	3,877,525	3,839,074	3,637,293
Capital Surplus	61,324	58,645	—
Retained Earnings	1,282,866	1,145,518	588,501
Capital Adjustment	376,180	20,892	Δ118,447
Total Stockholder’s Equity	5,597,895	5,064,129	4,077,347
Operating Income	396,624	878,488	717,112
Operating Expenses	193,527	302,721	31,222
Operating Profit	203,097	575,767	685,890
Ordinary Income	202,565	589,214	685,885
Net profit	202,565	589,214	684,102

[Δ stands for negative numbers]

*	Refer to Exhibits to see detailed financial statements

27

2.	Condensed Financial Statements (Consolidated)

(units: millions of won)

Items	2003	2002	2001
Cash and Due from Banks	6,471,855	6,568,852	6,432,890
Marketable Securities	2,727,843	2,943,800	3,217,882
Invested Securities	24,278,834	23,508,709	21,806,451
Loans	86,077,297	73,604,113	59,876,198
Fixed Assets	2,734,616	2,796,183	2,831,851
Other Assets	6,477,275	5,421,877	5,920,545
Total Assets	128,767,720	114,843,534	100,058,817
Deposits	89,049,625	78,917,388	69,332,217
Borrowings	12,813,104	13,839,614	13,742,572
Debentures	12,195,159	10,792,932	5,491,533
Other Liabilities	9,011,532	5,987,833	7,080,301
Total Liabilities	123,069,420	109,528,767	95,646,623
Common Stock	3,877,525	3,839,074	3,637,293
Consolidated Capital Surplus	57,844	25,029	—
Consolidated Retained Earnings	1,152,053	245,045	558,852
Consolidated Capital Adjustment	414,969	5,314,767	Δ 116,546
Minority Interest	195,909	9,623,990	359,595
Total Stockholder’s Equity	5,698,300	5,314,767	4,439,194
Operating Income	10,403,445	9,623,990	10,159,156
Operating Expenses	10,261,111	8,908,732	9,847,439
Operating Profit	142,334	715,258	311,717
Non-operating Income	586,267	540,113	1,190,685
Non-operating Expenses	497,539	800,487	937,984
Ordinary Income	231,062	454,884	564,418
Aggregated Net Profit	52,374	613,576	736,616
Consolidated Net Profit	56,279	591,588	686,287
No. of Companies Consolidated	15	17	17

[Δ stands for negative numbers]

28

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

a.	Independent Auditor

2003 Dec. 31	2002 Dec. 31	2001 Dec. 31
Deloitte & Touche	Deloitte Touche	Arthur Andersen

2.	Compensation to the Independent Auditor

a.	Auditing Service

(units: millions of won)

Year	Auditor	Activity	Compensation	Accrued Time (hr)

		Quarter Interim Financial Statement	140	1,200

		Half Year Interim Financial Statement	70	600
2003	Deloitte Touche
		Year-end Financial Statement	36	300

		Consolidated Financial Statement	37	300

		Quarter Interim Financial Statement	140	1,200
	Arthur Andersen
		Half Year Interim Financial Statement	70	600
2002
			30	300
	Deloitte Touche	Annual Financial Statement
			30	300

		Quarter Interim Financial Statement	80	800

		Half Year Interim Financial Statement	40	400
2001	Arthur Andersen
		Year-end Financial Statement	20	200

		Consolidated Financial Statement	20	200

b.	Compensation for services other than the Audit

(units: thousands of dollars)

Year	Contract Date	Activity	Period	Comp.	Note
2003	2003.7.30	US GAAP Auditing	2003.8~2004.5	4,500	Deloitte Touche
2002	2003.2.28	US GAAP Auditing	2002.12~2003.5	4,250	Deloitte Touche
2001	2001.8.17	US GAAP Auditing	2001.8~2002.11	6,600	Arthur Andersen

29

V.	Corporate Governance and Affiliated Companies

1.	Overview of Corporate Governance

a.	About the Board of Directors

(1) Board of Directors

As of December 31, 2003, the Board of Directors consisted of the Group’s chairman Byung-Chul Yoon, Vice chairman Duk-Hoon Lee (CEO of Woori Bank), Vice Chairman Kwang-Woo Jun (Chief Strategy Officer), Vice chairman Euoo-Sung Min (Chief Financial Officer). Our non-standing directors consisted of Nam-Hong Cho (Vice President of Korea Employer’s Federation), Sang-Chul Lee (former CEO of Kookmin Bank), Chae-Woong Lee (Professor at Sungkyunkwan University), Gae-Min Lee (CEO of Hankyung.com), Oh-seok Hyun (President of Trade Research Institute) and Hae-Suk Suh (legal consultant at Wu Hyun law firm).

At our 3rd Annual General Shareholders’ Meeting held on March 30, 2004 a new Board of Directors was appointed, consisting of the Group’s chairman Young-Key Hwang, Vice chairman Jong-Wook Kim and Vice chairman Euoo-Sung Min. Our non-standing directors currently consist of Seuk-Jin Kang (Chairman of CEO Consulting Group), Je-Hoon Lee (Chairman of Korea BBB Movement), Sung-Tae Ro (Dean of Business School at Myongji University), Do-Soung Choi (Professor of Business Administration at Seoul National University), Oh-Seok Hyun (President of Trade Research Institute) and Chung-Sook Moon (Professor of Economics at Sookmyung University).

(A)	Duties of Boards of Directors

•	The Board of Directors shall consist of directors and shall determine the matters which are provided for as the authority of the Board of Directors under the relevant laws and regulations

•	The Board of Directors shall perform its duties set forth in the Rules for the Board of Directors for the purpose of enhancement of shareholders’ benefits

30

(B) Information Regarding the Board of Directors Candidates (Disclosure made Prior to the Annual General Meeting of Shareholders)

- The following details were included in the public announcement and notification regarding the annual general meeting of shareholders made on March 13 and 15 2004.

Position	Name	Information	Relationship with KDIC	Transaction with WFG

Non-standing Director candidate and audit Committee candidate	Seuk-Jin Kang	- B.A. in Economics, Chungang University - Completed MBA program at Harvard University - Chairman of GE Korea - Currently Chairman of CEO Consulting Group	N/A	N/A

Non-standing Director candidate and audit Committee candidate	Je-Hoon Lee	- B.A. in Social Science, Seoul National University - Masters in Mass Communications, Seoul National University - CEO & President of Joongang Newspaper - Currently Chairman of Korea BBB Movement	N/A	N/A

Non-standing Director candidate and audit Committee candidate	Sung-Tae Ro	- B.A. in Economics, Seoul National University - Ph.D. in Economics, Harvard University - Chief Editor of Korea Economic Daily - Currently Dean of Business School at Myongji University	N/A	N/A

Non-standing Director candidate and audit Committee candidate	Oh-Seok Hyun

- B.A. in Business Administration, Seoul National University

- Ph.D. in Economics, University of Pennsylvania

- Former employee at Ministry of Finance and Economy

- Currently President of Trade Research Institute, Korean Int’l Trade Association

			N/A	N/A

Non-standing Director candidate and audit Committee candidate	Do-Soung Choi

- B.A. in Business Administration, Seoul National University

- Ph.D. in Economics, Pennsylvania State University

- Chairman of Korean Securities Association

- Currently Professor of Economics at Seoul National University

			N/A	N/A

Non-standing Director candidate and audit Committee candidate	Chung-Sook Moon	- B.A. in Home Economics, Sookmyung University - Ph.D. in Consumer Economics, Kansas State University - Currently Professor of Economics at Sookmyung University	N/A	N/A

31

(C) Appointment of Non-standing Directors

The outside directors of the Company shall be elected at the General Meeting of Shareholders after being recommended by the Recommendation Committee for Outside Director Candidates established under Article 42. However, this was not applicable for the first fiscal year of the company.

*	Article 42 (Committee)

1.	We currently have the following management committees that serve under the board.

1.	The Management Committee

2.	The Business Strategy & Compensation Committee

3.	The Risk Management Committee

4.	The Audit Committee

5.	Committees constituted by directors

2.	The duties, rights and management of each committee are appointed by the Board of Directors.

(D) Committees within Board of Directors

[as of December 31, 2003]

1) The Management Committee

Name	Non-standing Director	Notes
Byung-Chul Yoon	X	Chairman Byung-Chul Yoon heads the committee and non-standing directors constitute more than half of the committee
Kwang-Woo Jun	X
Nam-Hong Cho	O
Sang-Chul Lee	O
Gae-Min Lee	O

2) Risk Management Committee

Name	Position	Notes
Byung-Chul Yoon	Chairman and CEO	The representative director is Byung-Chul Yoon and consists of 2 directors and 3 non-standing directors
Euoo-Sung Min	Vice Chairman
Chae-Woong Lee	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Hae-Suk Suh	Non-standing Director

32

3) Business Strategy & Compensation Committee

Name	Position	Notes
Nam-Hong Cho	Non-standing Director	The representative director is Sang-Chul Lee and consists of 6 non-standing directors
Sang-Chul Lee	Non-standing Director
Chae-Woong Lee	Non-standing Director
Gae-Min Lee	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Hae-Suk Suh	Non-standing Director

4) Audit Committee

Name	Position	Notes
Nam-Hong Cho	Non-standing Director	The representative director is Sang-Chul Lee and consists of 6 non-standing directors
Sang-Chul Lee	Non-standing Director
Chae-Woong Lee	Non-standing Director
Gae-Min Lee	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Hae-Suk Suh	Non-standing Director

5) Standing Committee

Name	Position	Notes
Byung-Chul Yoon	Chairman and CEO	The representative director is Byung-Chul Yoon and consists of 4 directors
Euoo-Sung Min	Vice Chairman
Kwang-woo Jun	Vice Chairman
Duk-Hoon Lee	Vice Chairman

33

2.	Related Companies

a.	Invested Shares in Related Companies

Investor	Investee	Number of Invested Stock	Shareholding Ratio (%)
	Woori Bank	570,567,520	100.0
	Kyongnam Bank	51,800,000	99.9
	Kwangju Bank	34,080,000	99.9
	Woori Credit Card	22,600,000	100.0
Woori Finance	Woori Finance Information Systems	900,000	100.0
Holdings	Woori F&I	2,000,000	100.0
	Woori Second SPC	1,900	95.0
	Woori Third SPC	2,000	100.0
	Woori Investment Management	6,000,000	100.0
	Woori Securities	17,372,300	52.7
	Woori Credit Information	1,008,000	100.0
Woori Bank	Woori America Bank	8,500,000	100.0
	P.T. Bank Woori Indonesia	1,387	81.6
Woori F&I	Woori CA Asset Management	408,000	51.0

34

b.	Year-end Performance of Affiliated Companies and Subsidiaries

Name: Woori Bank Co., Ltd.
Company number: 00254045	(units: millions of won)

Items	Period 170 (2003.12.31)	Period 169 (2002.12.31)	Period 168 (2001.12.31)
Cash and Due from Banks	4,833,325	4,098,110	3,911,225
Trading securities	846,964	813,173	1,146,336
Investment securities	17,967,751	17,930,546	17,223,404
Loans	71,198,169	58,967,737	48,177,595
Fixed Assets	1,718,556	1,762,660	1,843,368
Others	5,247,779	3,905,144	4,355,840
Merchant Banking Acct Assets	1,497,166	—	—
Total Assets	103,309,710	87,477,370	76,657,768
Deposits in Won	64,015,984	58,586,891	50,645,040
Deposits in Foreign exchange	2,992,181	3,251,760	2,386,192
CDs	3,802,835	346,214	737,106
Borrowings in Won	3,717,136	3,548,478	3,598,368
Borrowings in Foreign exchange	4,508,577	4,775,613	4,491,778
Foreign exchange trust	—	—	128,797
Other Borrowings	1,406,782	1,684,546	2,664,915
Debentures	7,780,156	5,941,886	3,084,569
Other Liabilities	8,346,765	5,060,798	5,992,471
Merchant Banking Account Liabilities	1,082,545	—	—
Total Liabilities	97,652,961	83,196,186	73,729,236
Capital	2,852,838	2,764,400	2,764,400
Capital Surplus	654,708	516,026	31,903
Retained Earnings	1,798,918	984,683	203,690
Capital Adjustments	350,285	16,075	-71,461
Total Shareholder’s Equity	5,656,749	4,281,184	2,928,532
Operating Revenue	7,621,300	6,607,882	6,848,493
Operating income	1,279,828	602,949	283,194
Ordinary Income	1,429,662	595,988	610,679
Net profit	1,332,185	779,571	712,945

35

Name of Company : Kyongnam Bank
Company number : 00101363	(units: millions of won)

	Period 42 (2003.12.31)	Period 41 (2002.12.31)	Period 40 (2001.12.31)
Cash and Due from Banks	834,276	1,148,371	1,387,331
Trading securities	159,104	154,909	2,897
Investment securities	2,988,078	2,380,128	2,174,229
Loans	6,435,509	5,819,418	4,744,317
Fixed Assets	202,198	208,970	214,581
Other Assets	366,973	264,051	236,469
Total Assets	10,986,138	9,975,847	8,759,824
Deposits	8,462,345	7,544,267	5,930,100
Borrowings	1,278,626	1,286,963	1,435,321
Debentures	310,238	303,304	424,974
Other Liabilities	437,756	425,091	650,879
Total Liabilities	10,488,965	9,559,625	8,441,274
Capital	259,000	259,000	259,000
Capital Surplus	26,910	26,910	26,906
Retained Earnings	214,411	134,371	57,085
Capital Adjustments	-3,148	-4,059	-24,441
Total Shareholder’s Equity	497,173	416,222	318,550
Operating Revenue	767,171	740,444	721,643
Operating income	93,859	108,121	87,040
Ordinary Income	54,731	82,466	69,158
Net profit	85,224	82,466	69,158

36

Name of Company: Kwangju Bank
Company number: 00104078	(units: millions of won)

	Period 45 (2003.12.31)	Period 44 (2002.12.31)	Period 43 (2001.12.31)
Cash and Due from Banks	390,078	386,827	299,088
Trading securities	169,180	143,525	146,081
Investment securities	2,396,762	1,968,418	2,056,441
Loans	5,336,775	4,896,333	3,964,489
Fixed Assets	223,669	224,952	229,929
Others	262,118	426,879	424,910
Total Assets	8,777,582	8,046,934	7,120,938
Deposits	6,737,967	6,077,260	5,250,418
Borrowings	1,165,133	967,696	946,702
Debentures	200,556	200,485	297,723
Other Liabilities	325,674	528,899	431,294
Total Liabilities	8,429,330	7,774,340	6,926,137
Capital	170,403	170,403	170,403
Capital Surplus	24,173	—	—
Retained Earnings	155,237	101,651	30,221
Capital Adjustments	-1,561	540	-5,822
Total Shareholder’s Equity	348,252	272,594	194,802
Operating Revenue	581,314	578,844	532,712
Operating income	40,735	85,962	71,290
Ordinary Income	32,542	74,839	66,346
Net profit	57,052	74,839	66,346

37

Name: Woori Credit Card
Company number: 00171308	(units: millions of won)

	Period 13 (2003.12.31)	Period 12 (2002.12.31)	Period 11 (2001.12.31)
Current Assets	216,607	1,017,307	344,559
Card Assets	1,343,821	2,663,468	225,020
Financial Assets	85,923	6,073	417,591
Fixed Assets	815,297	1,017,366	361,505
Total Assets	2,461,648	4,704,214	1,348,675
Current Liabilities	1,926,699	2,307,338	408,689
Fixed Liabilities	733,000	2,088,853	—
Total Liabilities	2,659,699	4,396,191	408,689
Capital	113,000	1,173,000	1,173,000
Capital Surplus	1,900,000	—	—
Retained Earnings(Deficit)	-1,653,136	-332,565	-181,146
Capital Adjustments	-557,915	-532,411	-51,868
Total Shareholder’s Equity	-198,051	308,024	939,686
Operating Revenue	983,899	915,039	588,710
Operating income	-1,194,165	21,660	-105,097
Ordinary Income	-1,199,611	-151,419	-271,625
Net profit	-1,320,571	-151,419	-150,665

38

Company : Woori Investment Management

Company Number : 00243377	(units: millions of won)

	Period 15 (2003.12.31)	Period 14 (2002.12.31)	Period 13 (2001.12.31)
Current Assets	27,878	30,235	26,984
Fixed Assets	13,490	12,839	12,255
Total Assets	41,368	43,074	39,239
Current Liabilities	3,686	6,172	4,088
Fixed Liabilities	177	124	—
Total Liabilities	3,863	6,296	4,088
Capital	30,000	30,000	30,000
Capital Surplus	—	—	—
Retained Earnings	7,504	6,778	5,150
Capital Adjustments	—	—	—
Total Shareholder’s Equity	37,504	36,778	35,150
Operating income	10,360	11,830	13,522
Operating Profit	5,276	4,348	7,388
Ordinary Income	5,330	4,568	8,233
Net profit	3,726	3,128	7,083

39

Name of Company : Woori Finance Information System

Company Number : 00378947	(units: millions of won)

	Period 15 (2003.12.31)	Period 14 (2002.12.31)	Period 13 (2001.12.31)
Current Assets	66,061	76,504	5,933
Fixed Assets	214,158	164,549	2,882
Total Assets	280,219	241,053	8,815
Current Liabilities	49,763	53,942	2,362
Fixed Liabilities	222,753	184,349	373
Total Liabilities	272,516	238,291	2,735
Capital	4,500	4,500	4,500
Capital Surplus	—	—	—
Retained Earnings	3,197	-808	1,580
Capital Adjustments	6	—	—
Total Shareholder’s Equity	7,703	3,692	6,080
Sales	281,787	131,843	25,444
Operating income	20,870	4,404	1,127
Ordinary Income	5,871	-3,190	1,421
Net profit	4,005	-2,182	1,123

40

Name of Company : Woori Securities

Company Number : 00163178	(units: millions of won)

	Period 49 (2003.12.31)	Period 48 (2002.12.31)	Period 47 (2001.12.31)
Current Assets	415,148	445,810	375,147
Fixed Assets	125,686	171,517	147,767
Total Assets	540,834	617,327	522,914
Current Liabilities	180,613	231,064	148,284
Fixed Liabilities	4,585	7,449	2,912
Total Liabilities	185,198	238,513	151,196
Capital	164,782	164,782	164,782
Capital Surplus	131,776	131,776	131,424
Retained Earnings	97,156	105,902	93,355
Capital Adjustments	-38,078	-23,646	-17,843
Total Shareholder’s Equity	355,636	378,814	371,718
Operating Revenue	186,664	205,208	215,602
Operating income	21,332	45,434	41,728
Ordinary Income	1,570	56,434	30,835
Net profit	1,627	40,107	20,401

41

Company Name : Woori F&I

Company Number : 00416593	(units: millions of won)

	Period 3 (2003.12.31)	Period 2 (2002.12.31)	Period 1 (2001.12.31)
Current Assets	24,231	2,290	8,531
Fixed Assets	147,534	52,493	1,153
Total Assets	171,765	54,783	9,684
Current Liabilities	4,669	823	50
Fixed Liabilities	130,783	37,033	—
Total Liabilities	135,452	37,856	50
Capital	10,000	10,000	10,000
Capital Surplus	—	—	—
Retained Earnings	22,315	6,961	-366
Capital Adjustments	3,998	-34	—
Total Shareholder’s Equity	36,313	16,927	9,634
Operating Revenue	31,552	18,913	196
Operating income	31,244	10,253	-414
Ordinary Income	24,088	10,335	-366
Net profit	16,854	7,327	-366

42

Company Name : Woori Second Asset Securitization Specialty

Company Number : 00391665	(units: millions of won)

	Period 3 (2003.12.31)	Period 2 (2002.12.31)	Period 1 (2001.12.31)
Current Assets	730	23,560	10
Securitized Assets	19,623	74,106	167,136
Total Assets	20,353	97,666	167,146
Current Liabilities	34,081	4,425	167,170
Securitized Liabilities	100	59,936	0
Total Liabilities	34,181	64,361	167,170
Capital	10	10	10
Capital Surplus	—	—	—
Retained Earnings	-13,838	33,295	-34
Capital Adjustments	—	—	—
Total Shareholder’s Equity	-13,828	33,305	-24
Operating Revenue	15,256	52,425	—
Operating income	-480	32,553	-34
Ordinary Income	-289	33,367	-34
Net profit	-289	33,329	-34

43

Company Name : Woori Third Asset Securitization Specialty

Company Number : 00399357	(units: millions of won)

	Period 2 (2003.12.31)	Period 1 (2002.12.31)
Current Assets	3,044	18,226
Securitized Assets	26,503	48,764
Total Assets	29,547	66,990
Current Liabilities	60,260	11,676
Securitized Liabilities	27,790	65,204
Total Liabilities	88,050	76,880
Capital	10	10
Capital Surplus	—	—
Retained Earnings	-72,337	-9,899
Capital Adjustments	13,824	—
Total Shareholder’s Equity	-58,503	-9,899
Operating Revenue	4,473	33,566
Operating income	-2,804	-10,008
Ordinary Income	-2,669	-9,899
Net profit	-2,669	-9,899

44

3.	Investment in Other Companies

(units: thousand shares, millions of won)

T y p e	Name	Beginning Balance			Changes		Ending Bal.			Dividend Revenue
		Quantity	Share	Cost	Quantity	Cost	Quantity	Share	Cost
D O M E S T I C	Woori Bank	552,880	100.0	2,741,818	17,688	170,493	570,568	100.0	2,912,311	518,601
	Kwangju Bank	34,080	99.9	170,400	—	—	34,080	99.9	170,400	3,408
	Kyong-nam Bank	51,800	99.9	259,000	—	—	51,800	99.9	259,000	5,180
	Woori Credit Card	234,600	100.0	1,173,000	(-) 212,000	840,000	22,600	100.0	2,013,000	—
	Woori Investment Bank	498,240	100.0	170,493	(-) 498,240	(-) 170,493	—	—	—	—
	Woori Inv’t Mgmt.	6,000	100.0	39,128	—	—	6,000	100.0	39,128	6,000
	Woori Securities	13,251	40.2	152,662	4,121	16,899	17,372	52.7	169,561	5,300
	Woori Finance Info Sys.	900	100.0	5,244	—	—	900	100.0	5,244	—
	Woori F&I	2,000	100.0	10,094	—	—	2,000	100.0	10,094	1,500
	Woori 1st SPC	2	95.0	10	(-) 2	(-) 10	—	—	—	—
	Woori 2nd SPC	2	95.0	10	—	—	2	95.0	10	13,000
	Woori 3rd SPC	2	100.0	10	—	—	2	100.0	10	—
	Foreign	—	—	—	—	—	—	—	—	—
	Total	1,393,756	—	4,721,869	(-) 683,433	856,899	705,324	—	5,578,760	552,989

*	Dividends derived on a fiscal basis

1.	Woori Bank and Woori Investment Bank merged in July 31, 2003, which led to an increase in 17,687,520 shares of Woori Bank

2.	Woori Finance Holdings injected capital into Woori Credit Card on March 27, 2003 and Sept. 30, 2003 of 200 billion won and 640 billion won, respectively. A capital reduction without consideration was carried out on December 22, 2003 with 380 million shares being cancelled.

3.	Woori Finance Holdings acquired 4,121,730 shares of Woori Securities on November 28, 2003 for 16.9 billion won

45

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of Major Shareholders and Related Parties

[as of 2003.12.31]	(units: shares, %)

Name	Relation	Type	Shares Held						Reasons Behind Change
			Beginning balance		(+)	(-)	Ending balance
			Stock	Share			Stock	Share
KDIC	Major S/H	Common	673,458,609	87.7			673,458,609	86.8
		Common	673,458,609	87.7			673,458,609	86.8
Total		Preferred					0	0
		Total	673,458,609	87.7			673,458,609	86.8

Major Shareholder : KDIC

b.	Share Ownership of more than 5%

[as of 2003.12.31]	(units: shares, %)

No.	Name	Common Stock		Preferred Stock		Total
		No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	673,458,609	86.8			673,458,609	86.8
Total		673,458,609	86.8			673,458,609	86.8

46

c.	Shareholder Distribution

[as of 2003.12.31]

Items	Shareholder number	Ratio	Number of shares	Ratio
Government	3	0.01%	7,398	0.00%
Government related companies	4	0.02%	673,492,609	86.85%
Securities companies	66	0.25%	2,506,076	0.32%
Insurance companies	8	0.03%	490,870	0.06%
Asset Management	9	0.03%	180,940	0.02%
Financial Institutions	139	0.52%	21,206,778	2.73%
Finance Companies	0	0.00%	0	0.00%
Financial Groups	4	0.02%	999,164	0.13%
Mutual Savings	2	0.01%	4,140	0.00%
Other companies	67	0.25%	8,782,528	1.13%
Individuals	26,236	98.42%	32,865,520	4.24%
Foreigners	116	0.44%	34,961,395	4.51%
Other	1	0.00%	150	0.00%
KSD	1	0.00%	7,342	0.00%
Total	26,656	100.0%	775,504,910	100.0%

d.	Total Minority Shareholders, Major Shareholders and Other Shareholders

(as of 2003.12.31)

Items	Shareholder number	Ratio	Number of shares	Ratio	Notes
Total Minority shareholders	26,652	99.99%	84,615,239	10.91%
Minority Shareholders (companies)	379	1.42%	44,597,568	5.75%
Minority Shareholders (individuals)	26,273	98.56%	40,017,671	5.16%
Major shareholder	1	0.00%	673,458,609	86.84%
Total other shareholders	2	0.01%	17,423,720	2.25%
Other shareholders (companies)	1	0.00%	8,146,720	1.05%
Other shareholders (individuals)	1	0.00%	9,277,000	1.20%
KSD	1	0.00%	7,342	0.00%
Total	26,656	100.00%	775,504,910	100.00%

47

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

(units: won, shares)

	Period	July	August	September	October	November	December
	High	7,250	7,450	7,450	7,030	7,840	7,440
	Low	6,080	5,960	6,020	5,580	6,370	6,330
	Monthly Trade Volume	37,570,870	35,207,308	32,805,327	42,104,319	45,224,504	28,598,986
	High
	Low
	Monthly Trade Volume

	b. Foreign Stock Market

	[name of market: NYSE]	(units: dollars, shares)

	Period	July	August	September	October	November	December
ADR	High	—	—	16.25	17.90	19.30	18.60
	Low	—	—	16.25	15.30	17.00	16.55
	Monthly Trade Volume	—	—	100	42,800	21,300	20,700
	High	—	—	—	—	—	—
	Low	—	—	—	—	—	—
	Monthly Trade Volume	—	—	—	—	—	—

*	The ADR exchange ratio is 3 shares of Common Stock for one ADS.

48

VII.	Directors and Employee Information

1.	Directors

Position		Name	D.o.B.	Common Stocks Owned	Remarks
Chairman	Registered	Young-Key Hwang	1952.10.29	—	New
Vice Chairman	Registered	Euoo-Sung Min	1954.3.15	—	Incumbent
Vice Chairman	Registered	Jong-Wook Kim	1945.1.17	—	New
Non-standing Director	Registered	Seuk-Jin Kang	1939.5.25	—	New
Non-standing Director	Registered	Je-Hoon Lee	1940.1.2	—	New
Non-standing Director	Registered	Sung-Tae Ro	1946.9.3	—	New
Non-standing Director	Registered	Oh-Seok Hyun	1950.5.5	—	Incumbent
Non-standing Director	Registered	Do-Soung Choi	1952.10.18	—	New
Non-standing Director	Registered	Chung-Sook Moon	1955.3.30	—	New

2.	Employee Status

(units: years, thousands of won)

Items	Staff				Average Tenure	Annual Compensation	Average Compensation Per Person	Note
	Admin.	Manu.	Misc.	Total
Male	46	—	4	50	2.4	3,641,270	72,825
Female	4	—	11	15	2.4	563,355	37,557
Total	50		15	65	2.4	4,204,625	64,687

*	Based on compensation from Jan. to Dec.

3.	Labor Union Membership

Items	Details	Remarks
Total Membership Base	53
Actual Members	25
Full-time Members	—
Associated Labor Union Group	—
Miscellaneous	—

49

VIII. Related Party Transactions

1. Transactions with Affiliated Parties

a. Transactions of Provisional Payments and Loans (including secured loans)

(units: millions of won)

T Y P e	Name	Relation	Transactions of provisional payments & loans
			Item	Conditions				Changes
				Date	Maturity Date	Interest Rate		Beg.	Change		End.
						Loan	Borrow		+	-
D O M E S T I C	Woori 1st SPC	subsidiary	Other loan	2001.12.21	2010.12.21	7.5%	—	188,847	—	188,847	—
	Woori 2nd SPC	subsidiary	Other loan	2002.1.8	2012.1.8	7.5%	—	59,936	—	59,836	100
	Woori 3rd SPC	subsidiary	Other loan	2002.4.15	2012.4.15	7.8%	—	65,204	—	37,414	27,790
	Woori Bank	subsidiary	Other loan	2002.9~ 2002.11	10 yr	0%	—	600,000	—	—	600,000
	Kwangju Bank	subsidiary	Other loan	2002.12.31	10 yr	0%	—	50,000	—	—	50,000
	Woori Credit Card	subsidiary	Other loan	2002.12.27	6 yr	6.62%	—	200,000	—	200,000	—
	Woori Finance Info. Sys	subsidiary	Other loan	2002.4 ~ 2002.10	4yr	7.3% ~ 7.8%	—	180,000	—	150,000	30,000
	Woori F&I	subsidiary	Other loan	2002.9 ~ 2003.3	4yr	7.3% ~ 7.6%	—	34,600	121,850	29,600	126,850
Foreign	—	—	—
Total								1,378,587	121,850	665,697	834,740

50

b.	Payment Transactions

(units: millions of won)

	Relation	Transactions of Payments
		Item	Par value	Transactions				Gain/ Loss
Name				Beginning	Increase	Decrease	Ending
Woori Bank	Subsidiary	Investment stock	5,000	4,500,143	1,369,415		5,869,558
Kyongnam Bank	Subsidiary	Investment stock	5,000	424,060	80,569		504,629
Kwangju Bank	Subsidiary	Investment stock	5,000	290,003	74,952		364,955
Woori Credit Card	Subsidiary	Investment stock	5,000	379,126		379,126
Woori Merchant Bank	Subsidiary	Investment stock	5,000	222,936		222,936
Woori Finance Info. System	Subsidiary	Investment stock	5,000	3,364	3,920		7,284
Woori F&I	Subsidiary	Investment stock	5,000	17,016	18,880		35,896
Woori 1st SPC	Subsidiary	Investment stock	5,000	—
Woori 2nd SPC	Subsidiary	Investment stock	5,000	31,666		11,650	20,016
Woori 3rd SPC	Subsidiary	Investment stock	5,000	—	1,266		1,266
Woori Inv’t Mgmt	Subsidiary	Investment stock	5,000	39,646		4,668	34,978
Woori Securities	Subsidiary	Investment stock	5,000	154,159	14,480		168,639
Total				6,062,119	1,563,482	618,380	7,007,222

*	The above transactions have been derived using the equity method.

c.	Real-Estate Transactions (including rent activities)

(1)	Transactions of Real-estate Rent activities

(units: millions of won)

		Transactions of Payments
					Quantity				Information
					Rent		Rent
Name	Relation	Item		location	Inc	Dec	Inc	Dec	Maturity	Guarantee	Rent
Woori Bank	Affiliate	Rent	Bldg	Hoeihyun- dong l ga, 203bunji	—	—	—	—	2001.3.21 ~ 2003.3.21	3,846	1,484
Total										3,846	1,484

*	The above contract was extended on 2003.3.21

51

IX.	Appendix

1.	Deposits

(units: won)

Items	Category	Bank Name	Ending Balance	Interest Earned in Fiscal Year	Collateral	Remarks
	Deposit	Woori	322,145,414,062	4,161,609,252	—	—
	Deposit	Kwangju	11,235,977,442	397,933,060	—	—
	Deposit	Kyongnam	16,203,798,386	506,894,110	—	—
	Deposit	KDB	100	—	—	—
Overseas	—	—	—	—	—	—
Total		—	349,585,189,990	5,066,436,422	—	—

2.	Loans and Debentures Provided

(units: won)

Items	Category	Lender	Beginning Balance	Increase	Decrease	Ending Balance	Remarks
Domestic	Loan	WFIS	180,000,000,000	—	150,000,000,000	30,000,000,000	—
		Woori F&I	34,600,000,000	121,850,000,000	29,600,000,000	126,850,000,000	—
	Debentures	Woori 1st SPC	188,847,170,000	—	188,847,170,000	—	—
		Woori 2nd SPC	59,936,270,000	—	59,836,270,000	100,000,000	—
		Woori 3rd SPC	65,203,710,000	—	37,413,710,000	27,790,000,000	—
		Woori Card	200,000,000,000	—	200,000,000,000	—	—
	Conv. Bonds	Woori Bank	600,000,000,000	—		600,000,000,000	—
		Kwangju Bank	50,000,000,000	—		50,000,000,000	—
Overseas	—	—	—	—		—	—
Total		—	1,378,587,150,000	121,850,000,000	665,697,150,000	834,740,000,000	—

52

3.	Debentures Issued

Item	Category	Issue Date	Issue Amount	Redemption	Balance	Interest Rate	Maturity
Domestic	Series No. 2 Unsecured Bonds	2001.9.28	300,000,000,000		300,000,000,000	5.00%	2004.9.28
	Series No. 3 Unsecured Bonds	2001.12.03	300,000,000,000		300,000,000,000	5.93%	2004.12.3
	Series No. 4 Unsecured Bonds	2001.12.17	150,000,000,000		150,000,000,000	6.00%	2004.12.17
	Series No. 5 Unsecured Bonds	2001.12.28	300,000,000,000		300,000,000,000	6.86%	2004.6.28
	Series No. 7 Unsecured Bonds	2002.11.27	300,000,000,000		300,000,000,000	5.80%	2005.11.27
	Series No. 8 Unsecured Bonds	2002.12.26	200,000,000,000		200,000,000,000	6.05%	2007.12.26
	Series No. 9 Unsecured Bonds	2003.9.19	300,000,000,000		300,000,000,000	4.64%	2006.9.19
	Series No. 10 Unsecured Bonds	2003.12.16	300,000,000,000		300,000,000,000	5.92%	2008.12.16
	Bond with Warrants	2001.7.16	66,679,520,000	66,679,520,000	—	5.00%	2003.7.16
	Series 6-4 Convertible Bonds	2003.3.26	20,000,000,000		20,000,000,000	0.00%	2006.3.26
Overseas	Series 1 No. F.C. Bonds	2001.11.2	179,670,000,000 (USD 150,000,000)		179,670,000,000 (USD 150,000,000)	Libor+1.6%	2004.11.2
	Series 2 No. F.C. Bonds	2002.1.16	167,940,000,000 (JPY 15,000,000,000)		167,940,000,000 (JPY 15,000,000,000)	1.74%	2004.1.16
	Series 6-1 Convertible Bonds	2002.9.27	43,120,800,000 (USD 36,000,000)		43,120,800,000 (USD 36,000,000)	0.00%	2005.9.27
	Series 6-2 Convertible Bonds	2002.12.20	19,164,800,000 (USD 16,000,000)		19,164,800,000 (USD 16,000,000)	0.00%	2005.12.20
	Series 6-3 Convertible Bonds	2003.3.26	46,714,200,000 (USD 39,000,000)		46,714,200,000 (USD 39,000,000)	0.00%	2006.3.26
	Series 6-4 Convertible Bonds	2003.7.10	1,197,800,000 (USD 1,000,000)		1,197,800,000 (USD 1,000,000)	0.00%	2006.7.10
Total			2,694,487,120,00	66,679,520,000	2,627,807,600,000

*	Applied F/X rate for foreign currency debentures translated into Korean Won

•	USD denominated bonds (1,197.80/USD)

•	JPY denominated bonds (11.196/JPY)

53

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

AND INDEPENDENT AUDITORS’ REPORT

Independent Auditors’ Report

To the Board of Directors and Shareholders of

Woori Finance Holdings Co., Ltd.

We have audited the accompanying non-consolidated balance sheets of Woori Finance Holdings Co., Ltd. (the “Company”) as of December 31, 2003 and 2002, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the years then ended (all expressed in Korean won). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such non-consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations, the appropriations of its retained earnings and its cash flows for the years then ended, in conformity with financial accounting standards generally accepted in the Republic of Korea.

Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the accompanying non-consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

1

Without qualifying our opinion, we draw attention to the following:

As explained in Note 1 to the accompanying non-consolidated financial statements, Woori Finance Holdings Co., Ltd. was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange on September 29, 2003.

As explained in Note 1 to the accompanying non-consolidated financial statements, the Company purchased 40 million shares of Woori Credit Card Co., Ltd. (“WCC”), a subsidiary of the Company, for (Won)200 billion (US$166.9 million) on March 27, 2003 and 128 million shares for (Won)640 billion (US$534.3 million) on September 30, 2003. However, WCC curtailed 380 million shares amounting to (Won)1,900 billion (US$1,586.2 million) on December 22, 2003, in a capital reduction without compensation. As a result, the number of issued common stock and capital of WCC decreased to 22,600,000 shares and (Won)113 billion (US$94.3 million), respectively, as of December 31, 2003.

As explained in Note 24 to the accompanying non-consolidated financial statements, Woori Bank has a loan receivable from and payment guarantees for SK Networks Co., Ltd. (formerly known as “SK Global”) and its overseas subsidiaries (collectively referred to as “SK Networks”) in the total amount of (Won)177 billion (US$147.7 million) and available-for-sale securities in the total amount of (Won)89 billion (US$74.3 million) ((Won)47 billion of common stock and (Won)42 billion of preferred stock). In connection therewith, Woori Bank provided (Won)106 billion (US$88.5 million) as allowances for credit losses as of December 31, 2003. However, SK Networks is currently undergoing a corporate restructuring and depending on the result of this restructuring, Woori Bank’s actual loss on SK Networks credit may differ from the current estimate.

As explained in Note 25 to the accompanying non-consolidated financial statements, Woori Bank, Kyongnam Bank and Kwangju Bank, subsidiaries of the Company, have loan receivables from LG Card Co., Ltd. (“LG Card”) in the total amount of (Won)279 billion (US$232.9 million) as of December 31, 2003. In connection therewith, the banks provided (Won)80 billion (US$66.8 million) as allowances for credit losses. In addition, those banks have corporate bonds of (Won)200 billion (US$167.0 million) and asset backed securities of (Won)100 billion (US$83.5 million) issued by LG Card and beneficiary certificates of (Won)22 billion (US$18.4 million) relating to LG Card. The banks recognized losses on valuation of trading securities of (Won)34 billion (US$28.4 million), losses on impairment of available-for-sale securities of (Won)43 billion (US$35.9 million), and losses on impairment of held-to-maturity securities of (Won)11 billion (US$9.2 million) for the year ended December 31, 2003. With relation to Commercial Paper (CP) in trust accounts, for which repayment of principal or interest is guaranteed by the banks, in the total amount of (Won)145 billion (US$121.1 million), the banks charged (Won)63 billion (US$52.6 million) in losses on trust management. However, LG card is currently undergoing a corporate restructuring and depending on the result of this

2

restructuring, the Company’s bank subsidiaries’ actual losses on LG Card credit may differ from the current estimate.

As explained in Note 27 to the accompanying non-consolidated financial statements, Woori Bank, a subsidiary of the Company, merged with Woori Investment Bank (“WIB”), a subsidiary of the Company, on July 31, 2003 pursuant to a merger agreement dated June 25, 2003. As a result, Woori Bank took over substantially all of the assets and liabilities of WIB by exchanging one common share of WIB for 0.0355 share of Woori Bank. Accordingly, the number of issued common shares of Woori Bank increased from 553 million to 571 million and contributed capital of Woori Bank increased from (Won)2,764 billion (US$2,307.5 million) to (Won)2,853 billion (US$2,381.8 million).

As explained in Note 29 to the accompanying non-consolidated financial statements, on February 5, 2004, WCC, a subsidiary of the Company, made a resolution to split off a part of its credit card business, which was previously purchased from Kwangju Bank, and to transfer back such part to Kwangju Bank. In addition, WCC resolved to transfer all other assets and liabilities including credit card subscriber base to Woori Bank and entered into a merger agreement (the “Merger Agreement”) with Woori Bank. The transfers to Kwangju Bank and Woori Bank are scheduled to be on March 29, 2004 and March 31, 2004, respectively. According to the Merger Agreement, one common share of Woori Bank will be issued for 0.3581 common share of WCC and as a result, the number of issued common shares of Woori Bank will increase from 571 million to 636 million and contributed capital of Woori Bank will increase from (Won)2,853 billion (US$2,381.9 million) to (Won)3,180 billion (US$2,654.9 million). There will be no newly issued common shares of Kwangju Bank for the transfer of WCC’s credit card business back to Kwangju Bank.

As explained in Note 29 to the accompanying non-consolidated financial statements, the Company made a resolution to increase its investment in WCC by purchasing new common stocks of WCC, amounting to (Won)800 billion (US$667.9 million) for the purpose of maintaining capital adequacy of Woori Bank following the merger with WCC. The capital increase is scheduled to take place before the date of merger of WCC into Woori Bank.

3

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

February 17, 2004

Notice to Readers

This report is effective as of February 17, 2004, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors’ report.

4

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2002

	Korean won				US dollars (Note 2)
	2003		2002		2003		2002
	(In millions)				(In thousands)
ASSETS
Cash and bank deposits (Notes 16 and 20)	(Won)	349,585	(Won)	73,255	US$	291,856	US$	61,158
Investment securities of subsidiaries (Note 3)		7,007,222		6,062,119		5,850,077		5,061,044
Loans, net of allowance for possible loan losses (Notes 4, 5 and 20)		830,566		1,231,206		693,410		1,027,889
Fixed assets (Note 6)		293		374		245		312
Other assets (Notes 7, 11 and 20)		60,149		22,197		50,215		18,533

	(Won)	8,247,815	(Won)	7,389,151	US$	6,885,803	US$	6,168,936

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Borrowings (Note 8)	(Won)	—	(Won)	300,000	US$	—	US$	250,459
Debentures, net of discounts and reconciliation for conversion rights and added accrued interest and redemption premium (Notes 9 and 11)		2,621,182		1,999,250		2,188,330		1,669,102
Other liabilities (Notes 10, 11, 12 and 20)		28,738		25,772		23,992		21,516

		2,649,920		2,325,022		2,212,322		1,941,077

SHAREHOLDERS’ EQUITY
Common stock (Note 13)		3,877,525		3,839,074		3,237,206		3,205,104
Capital surplus (Note 13)		61,324		58,645		51,197		48,961
Retained earning (Note 13)
Legal reserve		58,921		—		49,191		—
Voluntary reserve		1,000,000		—		834,864		—
Retained earning before appropriations (Net income of (Won)202,565 million and (Won)589,214 million for the years ended December 31, 2003 and 2002, respectively)		223,945		1,145,518		186,964		956,352

		1,282,866		1,145,518		1,071,019		956,352
Capital adjustments (Notes 3 and 14)		376,180		20,892		314,059		17,442

		5,597,895		5,064,129		4,673,481		4,227,859

	(Won)	8,247,815	(Won)	7,389,151	US$	6,885,803	US$	6,168,936

See accompanying notes to non-consolidated financial statements.

5

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2003 AND 2002

	Korean won				US dollars (Note 2)
	2003		2002		2003		2002
	(In millions, except for income per share data)				(In thousands, except for income per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Note 3)	(Won)	295,187	(Won)	804,406	US$	246,441	US$	671,570
Interest income (Note 20)		66,249		54,842		55,308		45,786
Gain on valuation of swap contracts (Notes 9 and 20)		17,078		440		14,258		367
Gain on foreign currency translation		2,454		18,800		2,049		15,695
Reversal of allowance for doubtful accounts		15,656		—		13,071		—

		396,624		878,488		331,127		733,418

OPERATING EXPENSES
Interest expense (Note 20)		(138,837)		(107,337)		(115,910)		(89,612)
Loss on valuation of swap contracts (Notes 9 and 20)		(3,410)		(20,121)		(2,847)		(16,798)
Bad debt expense		—		(144,123)		—		(120,323)
Loss on foreign currency transactions		—		(2,017)		—		(1,684)
Loss on foreign currency translation		(16,026)		(1,400)		(13,380)		(1,169)
Fees and commissions		(6,704)		(5,611)		(5,597)		(4,684)
General and administrative (Notes 17 and 20)		(28,550)		(22,112)		(23,835)		(18,461)

		(193,527)		(302,721)		(161,569)		(252,731)

OPERATING INCOME		203,097		575,767		169,558		480,687
NON-OPERATING INCOME		1,189		13,544		993		11,307
NON-OPERATING EXPENSES		(1,721)		(97)		(1,437)		(80)

INCOME BEFORE INCOME TAX EXPENSE		202,565		589,214		169,114		491,914

INCOME TAX EXPENSE (Note 15)		—		—		—		—

NET INCOME	(Won)	202,565	(Won)	589,214	US$	169,114	US$	491,914

BASIC ORDINARY INCOME PER COMMON SHARE (Note 21)	(Won)	262	(Won)	786	US	0.219	US$	0.656

BASIC NET INCOME PER COMMON SHARE (Note 21)	(Won)	262	(Won)	786	US$	0.219	US$	0.656

DILUTED ORDINARY INCOME PER COMMON SHARE (Note 21)	(Won)	261	(Won)	786	US$	0.218	US$	0.656

DILUTED NET INCOME PER COMMON SHARE (Note 21)	(Won)	261	(Won)	786	US$	0.218	US$	0.656

See accompanying notes to non-consolidated financial statements.

6

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	Korean won				US dollars (Note 2)
	2003		2002		2003		2002
	(In millions)				(In thousands)
RETAINED EARNINGS BEFORE APPROPRIATIONS:
Unappropriated retained earnings carried over from prior years	(Won)	29,335	(Won)	558,501	US$	24,491	US$	466,272
Decreases in using the equity method of accounting (Note 3)		(7,955)		(2,197)		(6,641)		(1,834)
Net income		202,565		589,214		169,114		491,914

		223,945		1,145,518		186,964		956,352

APPROPRIATIONS
Legal reserve (Note 13)		(20,257)		(58,921)		(16,912)		(49,191)
Dividends
Dividends in cash		(77,550)		(57,262)		(64,744)		(47,806)
Dividends per common stock - (Won)100 (2.0%) in 2003
Dividends per common stock - (Won)50 (1.0%) for large shareholder and (Won)250 (5.0%) for minority holders in 2002
Transfer to voluntary reserve		(120,000)		(1,000,000)		(100,183)		(834,864)

		(217,807)		(1,116,183)		(181,839)		(931,861)

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEAR	(Won)	6,138	(Won)	29,335	US$	5,125	US$	24,491

7

WOORI FINANCE HOLDINGS CO., LTD

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	Korean won				US dollars (Note 2)
	2003		2002		2003		2002
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	202,565	(Won)	589,214	US$	169,114	US$	491,914

Adjustments to reconcile net income to net cash used in operating activities:
Interest expense (amortization of discounts on debentures)		11,196		7,274		9,347		6,073
Loss on valuation of swap contracts		3,410		20,121		2,847		16,798
Loss on foreign currency translation		16,026		1,400		13,380		1,169
Provision for severance benefits		626		1,047		523		874
Depreciation		153		253		128		211
Amortization on intangible assets		14		11		12		9
Stock compensation		468		39		391		33
Provision for possible loan losses		—		144,123		—		120,323
Loss on sales of tangible assets		—		22		—		18
Other non-operating expenses		1,131		—		944		—
Gain on valuation using the equity method of accounting		(295,187)		(804,406)		(246,441)		(671,570)
Interest on loans		(26,397)		(3,835)		(22,038)		(3,202)
Gain on valuation of swap contracts		(17,078)		(440)		(14,258)		(367)
Gain on foreign currency translation		(2,454)		(18,800)		(2,049)		(15,695)
Reversal of allowance for doubtful accounts		(15,656)		—		(13,071)		—
Gain on sales of tangible assets		(12)		—		(10)		—
Other non-operating revenue		(970)		—		(810)		—

		(324,730)		(653,191)		(271,105)		(545,326)

Changes in operating assets and liabilities:
Decrease (increase) in other receivable		(128)		11		(107)		9
Decrease (increase) in accrued income		3,859		(4,303)		3,222		(3,592)
Increase in prepaid money		(1)		—		(1)		—
Decrease in prepaid expenses		1,093		1,638		913		1,368
Decrease (increase) in prepaid income tax		411		(6,272)		343		(5,236)
Increase (decrease) in other payables		364		(241)		304		(201)
Increase (decrease) in accrued expenses		(1,211)		4,383		(1,011)		3,659
Increase (decrease) in withholdings		86		(47)		71		(40)
Retirement benefits payment		(11)		(79)		(9)		(66)
Increase in retirement insurance		(373)		(581)		(311)		(485)
Decrease in deferred income tax liabilities		—		(1,783)		—		(1,489)

		4,089		(7,274)		3,414		(6,073)

Net cash used in operating activities	(Won)	(118,076)	(Won)	(71,251)	US$	(98,577)	US$	(59,485)

(Continued)

8

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2003 AND 2002

	Korean won				US dollars (Note 2)
	2003		2002		2003		2002
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Dividend income	(Won)	552,990	(Won)	65,376	US$	461,671	US$	54,580
Collection of loans		179,600		16,350		149,942		13,650
Collection of other loans		358,697		464,940		299,463		388,162
Disposition of tangible assets		17		72		14		60
Acquisition of investment securities of subsidiaries		(856,959)		(169,219)		(715,444)		(141,275)
Increase in loans		(121,850)		(230,950)		(101,728)		(192,812)
Increase in other loans		—		(977,304)		—		(815,916)
Acquisition of fixed assets		(76)		(44)		(63)		(37)
Acquisition of intangible assets		(15)		(38)		(13)		(31)

Net cash provided by investing activities		112,404		830,817		93,842		693,619

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in borrowings		150,000		300,000		125,230		250,459
Proceeds from debentures in local currency		618,255		498,525		516,159		416,201
Proceeds from debentures in foreign currencies		49,812		213,154		41,586		177,955
Capital increase with consideration		38,451		259,820		32,101		216,914
Payment of borrowings		(450,000)		(310,000)		(375,689)		(258,808)
Payment of debentures in local currency		(66,680)		—		(55,669)		—
Decrease in capital surplus		(574)		—		(479)		—
Payment of dividends		(57,262)		—		(47,806)		—

Net cash provided by financing activities		282,002		961,499		235,433		802,721

NET INCREASE IN CASH AND BANK DEPOSITS		276,330		59,431		230,698		49,617
CASH AND BANK DEPOSITS, BEGINNING OF THE YEAR		73,255		13,824		61,158		11,541

CASH AND BANK DEPOSITS, END OF THE YEAR (Note 16)	(Won)	349,585	(Won)	73,255	US$	291,856	US$	61,158

See accompanying notes to non-consolidated financial statements.

9

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	GENERAL

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the five financial institutions, Woori Bank (formerly Hanvit Bank), Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea) and Woori Investment Bank (hereafter collectively referred to as the “Five Subsidiaries”), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. In accordance with its functional restructuring, the Company established or acquired seven more subsidiaries, and has four 2nd -tier subsidiaries. Upon incorporation, the Company’s common stock amounted to (Won)3,637,293 million (US$3,036,645 thousand), consisting of 727,458,609 common shares ((Won)5,000 per share) issued and outstanding. As a result of several capital increases and exercise of warrants since incorporation, the Company’s common stock amounted to (Won)3,877,525 million (US$3,237,206 thousand), consisting of 775,504,910 common shares issued and outstanding as of December 31, 2003.

On June 24, 2002, the Company listed its common shares on the Korea Stock Exchange through a public offering at a price of (Won)6,800 per share with 36,000,000 new shares and 54,000,000 issued shares. The KDIC owned 673,458,609 (86.8%) shares of the Company’s common shares as of December 31, 2003.

The Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange on September 29, 2003.

(2) Subsidiaries

General information pertaining to the Company’s subsidiaries is as follows:

a.	Woori Bank

Woori Bank (formerly Hanvit Bank) was established in 1899 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, merchant bank services under the Merchant Bank Act, and foreign exchange business with approval from the Bank of Korea (the “BOK”) and the Ministry of Finance and Economy (the “MOFE”). In connection with the infusion of public funds, Woori Bank and the KDIC have entered into the Agreement on the Implementation of the Business Plan. Woori Bank changed its name from Hanvit Bank to Woori Bank on

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May 20, 2002. Its common stock amounted to (Won)2,852,838 million (US$2,381,732 thousand) consisting of 570,567,520 common shares issued and outstanding as of December 31, 2003. Woori Bank is wholly owned by the Company. The head office of Woori Bank is located in Seoul, Korea. Woori Bank has 685 branches and offices in Korea and 11 branches and offices in overseas.

b.	Kyongnam Bank

Kyongnam Bank was incorporated on April 18, 1970 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kyongnam Bank and the KDIC have entered into the Agreement on the Implementation of the Business Plan. As of December 30, 2003, Kyongnam Bank’s common stock amounted to (Won)259,000 million (US$216,230 thousand) consisting of 51,800,043 shares of common stock issued and outstanding of which the Company owns 99.99%. The head office of Kyongnam Bank is located in Masan, Korea. Kyongnam Bank has 128 branches and offices in Korea.

c.	Kwangju Bank

Kwangju Bank was established on October 7, 1968 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kwangju Bank and the KDIC have entered into the Agreement on the Implementation of the Business Plan. As of December 31, 2003, its common stock amounted to (Won)170,403 million (US$142,263 thousand) consisting of 34,080,517 common shares issued and outstanding of which the Company owns 99.99%. Kwangju Bank’s head office is located in Kwangju City, Korea and has 113 domestic branches and offices in Korea.

d.	Woori Credit Card Co., Ltd.

Woori Credit Card Co., Ltd. (“WCC”, formerly Peace Bank of Korea) was established on November 6, 1991 to engage in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, and foreign exchange business with approval from the BOK and the MOFE. On December 17, 2001, WCC changed its name from Peace Bank of Korea to Woori Credit Card Co., Ltd. and is engaged in the credit card business, factoring and other financing services. In connection with the infusion of public funds, WCC and the KDIC have entered into the Agreement on the Implementation of the Business Plan. Pursuant to the business transfer agreement entered into between Woori Bank and WCC on December 26, 2001, the banking business segment (including trust accounts) of WCC was merged into Woori Bank as of December 31, 2001. WCC acquired the credit card subscriber base of Woori Bank on January 31, 2002. WCC has issued new 40,000,000 common shares amounting to (Won)200,000 million (US$ 167,000 thousand ) on March 27, 2003 and new 128,000,000 common shares amounting to (Won)640,000 million (US$534,000 thousand) on September 30, 2003, all of which are purchased by the Company. However, WCC curtailed 380,000,000 common shares amounting to (Won)1,900,000 million (US$1,586,000 thousand) on December 22, 2003, in a capital reduction without compensation. As a result, the number of issued common stock and capital of WCC decreased to 22,600,000 shares and (Won)113,000 million

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(US$94,000 thousand), respectively, as of December 31, 2003, which are entirely owned by the Company. The head office of WCC is located in Seoul, Korea.

e.	Woori Finance Information System Co., Ltd.

Woori Finance Information System Co., Ltd. (“WFIS”, formerly Hanviteun System) was established on April 17, 1989 and is engaged in the business of installing computerized financial systems. On September 29, 2001, the Company purchased all of the common stock of WFIS from Woori Bank in accordance with the group’s functional restructuring, making WFIS a subsidiary of the Company. On October 15, 2001, WFIS changed its name from Hanviteun System Co., Ltd. to Woori Finance Information System Co., Ltd. As of December 31, 2003, its common stock amounted to (Won)4,500 million (US$3,757 thousand) consisting of 900,000 shares issued and outstanding all of which are owned by the Company. The office of WFIS is located in Seoul, Korea.

f.	Woori F&I Co., Ltd.

Woori F&I Co., Ltd. (“WF&I”, formerly Woori Asset Management Co., Ltd. (“WAMC”)) was established on November 16, 2001 to engage in the business of management, operation, and disposition of securitization assets. On September 13, 2002, WF&I split off the asset management business segment and established Woori CA Asset Management Co., Ltd. (“WCAAMC”). As a result, WF&I is engaged in the business of acquisition and disposition of securities issued by asset securitization specialty corporations, established based on the Act on Asset-Backed Securitization for the purpose of non-performing assets securitization, and in the business of acquisition and disposition of equity of asset management corporations, which are established for the purpose of non-performing assets management. On September 16, 2002, WF&I changed its name from Woori Asset Management Co., Ltd. to Woori F&I Co., Ltd. As of December 31, 2003, its common stock amounted to (Won)10,000 million (US$8,349 thousand) consisting of 2,000,000 shares issued and outstanding all of which are owned by the Company. The office of WF&I is located in Seoul, Korea.

g.	Woori Second Asset Securitization Specialty Co., Ltd.

Woori Second Asset Securitization Specialty Co., Ltd. (“WASS2”) was established on December 22, 2001 under the Act on Asset-Backed Securitization of the Republic of Korea as a special purpose company. WASS2 is engaged in the business of management, operation, and disposition of the securitization assets and issuance of asset-backed securities based on the securitization assets acquired from WCC. WASS2 changed its contractor in connection with the asset management and other activities from WF&I to WCAAMC as of September 14, 2002 due to the split off of WCAAMC from WAMC as explained above. As of December 31, 2003, its common stock amounted to (Won)10 million (US$8 thousand) consisting of 2,000 shares issued and outstanding of which the Company owns 95%.

h.	Woori Third Asset Securitization Specialty Co., Ltd.

Woori Third Asset Securitization Specialty Co., Ltd. (“WASS3”) was established on March 15, 2002 under the Act on Asset-Backed Securitization of the Republic of Korea as a special purpose company. WASS3 is engaged in the business of management, operation, and disposition of the securitization assets and issuance

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of asset-backed securities based on the securitization assets acquired from Woori Bank, Kyongnam Bank and WCC. WASS3 changed its contractor in connection with the asset management and other activities from WF&I to WCAAMC as of September 14, 2002 due to the split off of WCAAMC from WAMC as explained above. As of December 31, 2003, its common stock amounted to (Won)10 million (US$8 thousand) consisting of 2,000 shares issued and outstanding, all of which are owned by the Company.

i.	Woori Investment Trust Management Co., Ltd.

Woori Investment Trust Management Co., Ltd. (“WITM”, formerly Hanvit Investment Trust Management Co., Ltd.) was established on June 24, 1988 and is engaged in the investment trust business under the Investment Trust Business Law with approval from the MOFE. In connection with the functional restructuring, on March 29, 2002, the Company purchased the entire common stock of WITM from Woori Bank, making WITM a subsidiary of the Company. On May 17, 2002, WITM changed its name from Hanvit Investment Trust Management Co., Ltd. to Woori Investment Trust Management Co., Ltd. As of December 31, 2003, its common stock amounted to (Won)30,000 million (US$25,046 thousand) consisting of 6,000,000 shares issued and outstanding all of which are owned by the Company. The office of WITM is located in Seoul, Korea.

j.	Woori Securities Co., Ltd.

Woori Securities Co., Ltd. (“Woori Securities”, formerly Hanvit Securities Co., Ltd.) was established on August 26, 1954 to engage mainly in trading, agency, brokerage, and underwriting of securities and listed its shares on the Korea Stock Exchange on July 26, 1988. In connection with the functional restructuring, as of July 29, 2002, the Company acquired 40.2% (13,250,570 shares) of common stock of Woori Securities from Woori Bank, making Woori Securities a subsidiary of the Company. On June 1, 2002, Woori Securities changed its name from Hanvit Securities Co., Ltd. to Woori Securities Co., Ltd. As of December 31, 2003, its common stock amounted to (Won)164,782 million (US$137,571 thousand) consisting of 32,956,413 shares issued and outstanding of which the Company owns 52.71%. The head office of Woori Securities is located in Seoul, Korea. Woori Securities has 41 branches and 21 offices in Korea.

(3)	2nd -tier Subsidiaries

General information pertaining to the Company’s 2nd -tier subsidiaries is as follows:

a.	Woori Credit Information Co., Ltd.

Woori Credit Information Co., Ltd. (“WCI”, formerly Hanvit Credit Information Co., Ltd.) was established on March 15, 1991 and is engaged in the credit investigation business and credit collection business under the Act on Use and Protection of Credit Information of the Republic of Korea. On June 1, 2002, WCI changed its name from Hanvit Credit Information Co., Ltd. to Woori Credit Information Co., Ltd. As of December 31, 2003, the common stock of WCI amounted to (Won)5,040 million (US$4,208 thousand) consisting of 1,008,000 shares issued and outstanding, and is wholly owned by Woori Bank. The head office of WCI is located in Seoul, Korea. WCI has 6 branches and offices in Korea.

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b.	Woori America Bank

Woori America Bank (“WAB”, formerly Hanvit America Bank) was established on January 7, 1984 and is engaged in the banking business in New York, U.S.A. On May 20, 2002, WAB changed its name from Hanvit America Bank to Woori America Bank. WAB merged with Panasia Bank N.A. on September 11, 2003. As of December 31, 2003, its common stock amounted to US$42,500 thousand consisting of 8,500,000 shares issued and outstanding and is wholly owned by Woori Bank.

c.	PT. Bank Woori Indonesia

PT. Bank Woori Indonesia (“BWI”, formerly PT. Bank Hanvit Indonesia) was established on June 18, 1992 and is engaged in the banking business in Indonesia. BWI changed its name from P.T. Bank Hanvit Indonesia to PT. Bank Woori Indonesia on May 20, 2002. As of December 31, 2003, its common stock amounted to IDR 170,000 million consisting of 1,700 shares issued and outstanding of which Woori Bank owns 81.6%.

d.	Woori CA Asset Management Co., Ltd.

Woori CA Asset Management Co., Ltd. (“WCAAMC”) was established on September 14, 2002 as an asset management company for asset securitization specialty companies established based on the Act on Asset-Backed Securitization and is engaged in the business of management, operation, and disposition of securitization assets. WCAAMC was established through split-off from WF&I in accordance with the Joint Venture Agreement entered into by the Company and Lehman Brothers Luxembourg Investment S.a.r.l. (“LB Luxembourg”). In addition, it took over the asset management and operation contracts from WAMC and therefore, is engaged in managing and operating the assets of WASS2, WASS3, and Woori LB First • Second • Third • Fourth • Fifth • Sixth • Seventh • Eighth and Woori F&I First • Second • Fourth Asset Securitization Specialty Co., Ltds. As of December 31, 2003, WCAAMC’s common stock amounted to (Won)4,000 million (US$3,339 thousand) consisting of 800,000 shares issued and outstanding of which WF&I and LB Luxembourg own 51% and 49%, respectively. The office of WCAAMC is located in Seoul, Korea.

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(4)	The summary of subsidiaries as of December 31, 2003 is as follows:

Parent companies	Subsidiaries	Number of shares owned	Percentage of ownership (%)	Fiscal year end
Woori Finance Holdings Co., Ltd.	Woori Bank (*1)	570,567,520	100.0	December 31
"	Kyongnam Bank	51,800,000	99.9	December 31
"	Kwangju Bank	34,080,000	99.9	December 31
"	Woori Credit Card Co., Ltd. (*2)	22,600,000	100.0	December 31
"	Woori Finance Information System Co., Ltd.	900,000	100.0	December 31
"	Woori F&I Co., Ltd.	2,000,000	100.0	December 31
"	Woori Second Asset Securitization Specialty Co., Ltd.	1,900	95.0	December 31
"	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	December 31
"	Woori Investment Trust Management Co., Ltd.	6,000,000	100.0	March 31
"	Woori Securities Co., Ltd. (*3)	17,372,300	52.7	March 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	December 31
"	Woori America Bank (*4)	8,500,000	100.0	December 31
"	PT. Bank Woori Indonesia	1,387	81.6	December 31
Woori F&I Co., Ltd.	Woori CA Asset Management Co., Ltd.	408,000	51.0	December 31

(*1)	The number of outstanding shares of Woori Bank increased by 17,687,520 shares as a result of Woori Bank’s merger with Woori Investment Bank on July 31, 2003.

(*2)	On March 27, 2003 and September 30, 2003, the Company purchased 40,000,000 new shares of WCC for (Won)200,000 million (US$166,973 thousand) and 128,000,000 new shares of WCC for (Won)640,000 million (US$534,313 thousand). However, WCC curtailed 380,000,000 shares amounting to (Won)1,900,000 million (US$1,586,000 thousand) in a capital reduction without compensation on December 22, 2003.

(*3)	The Company purchased 4,121,730 shares of Woori Securities for (Won)16,899 million (US$14,108 thousand) on November 28, 2003.

(*4)	Woori Bank purchased 1,500,000 new shares of WAB for US$15 million on September 3, 2003.

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The summary of subsidiaries as of December 31, 2002 was summarized as follows:

Parent companies	Subsidiaries	Number of shares owned	Percentage of ownership (%)	Fiscal year end
Woori Finance Holdings Co., Ltd.	Woori Bank (*1)	552,880,000	100.0	December 31
"	Kyongnam Bank	51,800,000	99.9	December 31
"	Kwangju Bank	34,080,000	99.9	December 31
"	Woori Credit Card Co., Ltd.	234,600,000	100.0	December 31
"	Woori Investment Bank (*1)	498,240,000	100.0	March 31
"	Woori Finance Information System Co., Ltd. (*2)	900,000	100.0	December 31
"	Woori F&I Co., Ltd.	2,000,000	100.0	December 31
"	Woori First Asset Securitization Specialty Co., Ltd. (*3)	1,900	95.0	December 31
"	Woori Second Asset Securitization Specialty Co., Ltd.	1,900	95.0	December 31
"	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	December 31
"	Woori Investment Trust Management Co., Ltd.	6,000,000	100.0	March 31
"	Woori Securities Co., Ltd.	13,250,570	40.2	March 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	December 31
"	Woori America Bank	7,000,000	100.0	December 31
"	P.T. Bank Woori Indonesia	1,387	81.6	December 31
Woori F&I Co., Ltd.	Woori CA Asset Management Co., Ltd.	408,000	51.0	December 31

(*1)	WIB was merged into Woori Bank on July 31, 2003.

(*2)	WFIS changed its fiscal year end from March 31 to December 31 in 2002.

(*3)	WASS1 registered the completion of liquidation on December 11, 2003.

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2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English from the Korean language financial statements.

Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The US dollar amounts presented in these financial statements were computed by translating Korean won into US dollars at the rate of (Won)1,197.8 to US$1.00 the Base Rate announced by Seoul Money Brokerage Service, Ltd at December 31, 2003, solely for the convenience of the reader. This convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed in preparing the accompanying non-consolidated financial statements are summarized below.

a.	Adoption of Statements of Korea Accounting Standards (“SKAS”)

Korea Accounting Standards Board (“KASB”) has issued SKASs that replaced the existing Korean Financial Accounting Standards (“KFAS”) in order to enhance the global convergence of existing accounting standards and usefulness of accounting information. Accordingly, the Company has adopted SKASs in 2003, except that the Company early adopted SKAS No. 6 - “Subsequent Events” in 2002.

b.	Valuation of Investment Equity Securities

If the Company owns 20% or more of voting shares of its investees, either directly or indirectly, the Company is presumed to have significant influence on the investees’ management, and accordingly, the investment equity securities in those investees are accounted for by using the equity method of accounting. Investment equity securities are initially stated at their acquisition costs including incidental cost incurred in connection with acquisition of the related securities using the moving average method. The Company’s share in net income or net loss of investees is reflected in current operations. Changes in the capital adjustment accounts of the investees resulting from changes in value of their investments are recorded as valuation gain or loss on investments in the capital adjustment account of the investor. Changes in retained earnings of the investees are reflected in the retained earnings account and changes in capital surplus or other capital accounts of the investees are reflected in the capital adjustment account.

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c.	Allowance for Possible Loan Losses

The Company provides an allowance for possible loan losses based on the management analysis of the borrowers’ capacity to repay and prior bad debt experience. The allowance for possible loan losses is presented as a deduction from loans.

d.	Tangible Assets and Depreciation

Tangible assets included in fixed assets are recorded at cost. Routine maintenance and repairs are expensed as incurred. Expenditures that result in enhancement of the value or extension of the useful lives of the facilities involved are capitalized as additions to tangible assets.

Depreciation is computed using the straight-line method for structures in leased offices and the declining balance method for all other assets based on the estimated useful lives of the assets. The estimated useful life is 5 years for tangible assets.

e.	Intangible Assets

Intangible assets are recorded at the purchase cost, plus incidental costs. Intangible assets are amortized using the straight-line method over the estimated useful life of 5 years.

f.	Amortization of Discount (Premium) on Debentures

Discounts or premiums on debentures issued are presented as deductions from or additions to the debentures. Discounts or premiums are accreted or amortized over the period from issuance to maturity using the effective interest rate method. Accretion or amortization of discounts or premiums are recognized as interest expenses or interest incomes on the debentures.

g.	Accrued Severance Benefits

In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance indemnity payments at termination. Deposits for severance benefits, which will be directly paid to employees, are recorded as deductions from accrued severance indemnities.

h.	Accounting for Derivative Instruments

The Company accounts for derivative instruments pursuant to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments. Derivative instruments are classified as either trading or hedging depending on their transaction purpose. Derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. The accounting for derivative transactions that are part of a qualified hedge, which is determined based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting, differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging

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derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations.

Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

i.	Stock Options

The Company values stock options at fair value. The fair value of stock options is charged to stock compensation expense (included in general & administration expense) in the statement of income and credited to capital adjustments as stock option in the equity section of the balance sheet over the contract term of the services provided.

j.	Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange on the transaction date. The Korean won equivalent of monetary assets and liabilities denominated in foreign currencies are translated in these financial statements based on the Base Rate announced by Seoul Money Brokerage Services, Ltd. ((Won)1,197.8 and (Won)1,200.4 to $1.00 at December 31, 2003 and 2002, respectively) or cross rates as of the balance sheet dates. Translation gains and losses on foreign currency denominated assets and liabilities are credited or charged to current operations.

k.	Income tax expense and deferred tax asset (liability)

Income tax expense consists of the amount currently payable and changes during the year in deferred income tax assets and liabilities. However, deferred income tax assets are recognized only if the future tax benefits from deductible temporary differences and tax loss carry forwards are reasonably expected to be realizable. The difference between the amount currently payable for the year and income tax expense is accounted for as deferred income tax assets or liabilities and is to be offset against deferred income tax liabilities or assets in future periods.

l.	Earnings Per Common Share

Basic ordinary income per common share and basic net income per common share are computed by dividing the ordinary income (after deducting the tax effect) and net income, respectively, by the weighted average number of common shares outstanding during the year.

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Diluted ordinary income per common share and diluted net income per common share are computed by dividing the diluted ordinary income and diluted net income by the sum of the weighted average number of common shares and the number of dilutive potential common shares from dilutive securities. Diluted securities were assumed to be exercised or converted at the start of this fiscal year except for the securities, which were issued during this fiscal year.

m.	SKAS No. 9 - “Convertible Securities”

KASB issued SKAS No. 9 -“Convertible Securities”, which revised the accounting and reporting for convertible securities. The statement requires recognizing the value of conversion rights when convertible bonds are issued. SKAS No. 9 is effective for the fiscal year beginning after December 31, 2002. Accordingly, the Company recognized the consideration for conversion rights by computing issuance price of the convertible bonds less the market price of straight bonds as of the issuance date of the convertible bonds. The consideration for conversion rights is recorded on other capital surplus when the bonds are issued and it will be credited to additional paid-in capital if the right is exercised. Reconciliation for conversion rights is presented as a deduction from the bonds and the redemption premium, if any, is added to the debentures. However, in accordance with SKAS No. 9, the convertible bonds issued before December 31, 2002 are reported in accordance with the previous accounting standards for convertible bonds.

n.	Reclassification of the prior year balance sheet

The balance sheet as of December 31, 2002, which is presented for comparative purposes, are restated to reflect the accounting policy change that accrued interest receivables are recorded in other assets. As a result, (Won)3,835 million (US$3,202 thousand) of accrued interest receivables are reclassified from loans to other assets without influences on net assets as of December 31, 2003 of the Company.

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3.	INVESTMENT SECURITIES OF SUBSIDIARIES

(1)	Changes in equity securities during the year ended December 31, 2003, which are accounted for using the equity method of accounting, are as follows (Unit: Korean won in millions):

	January 1, 2003		Gain (loss) on valuation using the equity method		Capital adjust- ments		Other increase (decrease)		December 31, 2003
Woori Bank	(Won)	4,500,143	(Won)	1,320,292	(Won)	316,121	(Won)	(266,997)	(Won)	5,869,559
Kyongnam Bank		424,060		84,841		911		(5,184)		504,628
Kwangju Bank		290,003		56,346		22,014		(3,408)		364,955
Woori Credit Card (*1)		379,126		(1,189,603)		(29,523)		840,000		—
Woori Investment Bank		222,936		7,390		19,340		(249,666)		—
Woori Finance Information System		3,364		3,914		6		—		7,284
Woori F&I		17,016		16,348		4,032		(1,500)		35,896
Woori Second Asset Securitization Specialty		31,666		1,350		—		(13,000)		20,016
Woori Third Asset Securitization Specialty		—		(2,668)		13,824		(9,890)		1,266
Woori Investment Trust Management		39,646		1,332		—		(6,000)		34,978
Woori Securities		154,159		(4,355)		7,177		11,659		168,640

	(Won)	6,062,119	(Won)	295,187	(Won)	353,902	(Won)	296,014	(Won)	7,007,222

(*1)	During the year ended December 31, 2003, the equity method of accounting was discontinued for the valuation of investment securities in WCC as the investment balance was reduced to zero during the year. The loss on valuation of the equity securities in WCC using the equity method of accounting, which was not recorded in the statement of operations due to discontinuance of the equity method of accounting, was (Won)105,581 million (US$88,146 thousand) as of December 31, 2003.

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The reconciliation between the acquisition costs and the book value as of December 31, 2002 is summarized as follows (Unit: Korean won in millions):

	Acquisition cost		Gain (loss) on valuation using the equity method		Capital adjust- ments		Other increase (decrease)		Book value as of Dec. 31, 2002
Woori Bank	(Won)	2,764,400	(Won)	1,439,942	(Won)	484,040	(Won)	(188,239)	(Won)	4,500,143
Kyongnam Bank		259,000		150,565		31,163		(16,668)		424,060
Kwangju Bank		170,403		139,251		(12,506)		(7,145)		290,003
Woori Credit Card		273,000		(301,298)		(492,576)		900,000		379,126
Woori Investment Bank		170,493		37,390		15,286		(233)		222,936
Woori Finance Information System		5,244		(1,676)		—		(204)		3,364
Woori F&I		10,094		6,956		(34)		—		17,016
Woori First Asset Securitization Specialty		10		(10)		—		—		—
Woori Second Asset Securitization Specialty		10		31,656		—		—		31,666
Woori Third Asset Securitization Specialty		10		(10)		—		—		—
Woori Investment Trust Management		39,128		2,018		—		(1,500)		39,646
Woori Securities		152,662		6,114		(4,617)		—		154,159

	(Won)	3,844,454	(Won)	1,510,898	(Won)	20,756	(Won)	686,011	(Won)	6,062,119

(2)	Of the valuation of the investment securities using the equity method, the details of other increase or decrease during the year ended December 31, 2003 are as follows (Unit: Korean won in millions):

	Acquisition (disposition) amount		Retained earnings		Dividends received		Total
Woori Bank (*1)	(Won)	249,666	(Won)	1,939	(Won)	(518,602)	(Won)	(266,997)
Kyongnam Bank		—		(4)		(5,180)		(5,184)
Kwangju Bank		—		—		(3,408)		(3,408)
Woori Credit Card Co., Ltd.		840,000		—		—		840,000
Woori Investment Bank (*1)		(249,666)		—		—		(249,666)
Woori F&I Co., Ltd.		—		—		(1,500)		(1,500)
Woori Second Asset Securitization Specialty Co., Ltd.		—		—		(13,000)		(13,000)
Woori Third Asset Securitization Specialty Co., Ltd.		—		(9,890)		—		(9,890)
Woori Investment Trust Management		—		—		(6,000)		(6,000)
Woori Securities Co., Ltd.		16,959		—		(5,300)		11,659

	(Won)	856,959	(Won)	(7,955)	(Won)	(552,990)	(Won)	296,014

(*1)	The investment securities in WIB were combined with the investment securities in Woori Bank, as WIB was merged into Woori Bank.

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The details of other increase or decrease during the period from the acquisitions of the securities to December 31, 2002 are as follows (Unit: Korean won in millions):

	Acquisition (disposition) amount		Retained earnings		Dividends received		Total
Woori Bank (*1)	(Won)	(22,582)	(Won)	(110,369)	(Won)	(55,288)	(Won)	(188,239)
Kyongnam Bank		—		(11,488)		(5,180)		(16,668)
Kwangju Bank		—		(3,737)		(3,408)		(7,145)
Woori Credit Card Co., Ltd.		900,000		—		—		900,000
Woori Investment Bank		—		(233)		—		(233)
Woori Finance Information System Co., Ltd.		—		(204)		—		(204)
Woori Investment Trust Management Co., Ltd.		—		—		(1,500)		(1,500)

	(Won)	877,418	(Won)	(126,031)	(Won)	(65,376)	(Won)	686,011

(*1)	Woori Bank recorded a gain on disposition of the investment securities from WITM amounting to (Won)17,715 million (US$14,790 thousand) and a loss on disposition of the investment securities from Woori Securities amounting to (Won)40,297 million (US$33,643 thousand) which were recorded in capital surplus of Woori Bank. The Company recognized these amounts as increase and decrease, respectively, in acquisition cost of the investment securities in Woori Bank.

(3)	For investments in the subsidiaries accounted for using the equity method, the difference between the acquisition cost and the net asset value on the acquisition date is amortized using the straight-line method over 20 years.

The details of changes in the difference between the acquisition cost and the net asset value on the acquisition date during the year ended December 31, 2003 are as follows (Unit: Korean won in millions):

	January 1, 2003		Increase (decrease)		Amortization		December 31, 2003
Woori Bank	(Won)	274,097	(Won)	5,282	(Won)	15,353	(Won)	264,026
Kyongnam Bank		8,010		—		445		7,565
Kwangju Bank		17,409		—		967		16,442
Woori Credit Card Co., Ltd.		25,850		—		1,435		24,415
Woori Investment Bank		5,456		(5,282)		174		—
Woori Finance Information System Co., Ltd.		(37)		—		(37)		—
Woori F&I Co., Ltd.		89		—		5		84
Woori Securities Co., Ltd.		237		(30,223)		237		(30,223)

	(Won)	331,111	(Won)	(30,223)	(Won)	18,579	(Won)	282,309

23

The details of changes in the difference between the acquisition cost and net asset value on the acquisition date during the period from the acquisition dates to December 31, 2002 are as follows (Unit: Korean won in millions):

	The initial difference at acquisition		Increase (decrease)		Amortization		December 31, 2002
Woori Bank	(Won)	328,323	(Won)	(22,582)	(Won)	31,644	(Won)	274,097
Kyongnam Bank		8,900		—		890		8,010
Kwangju Bank		19,343		—		1,934		17,409
Woori Credit Card Co., Ltd.		28,721		—		2,871		25,850
Woori Investment Bank		5,979		—		523		5,456
Woori Finance Information System Co., Ltd.		(110)		—		(73)		(37)
Woori F&I Co., Ltd.		94		—		5		89
Woori Securities Co., Ltd.		355		—		118		237

	(Won)	391,605	(Won)	(22,582)	(Won)	37,912	(Won)	331,111

(4)	The details of the elimination of unrealized intercompany income or loss for the year ended December 31, 2003 are as follows (Unit: Korean won in millions):

	Operating income		Operating expenses		Non-operating income		Non-operating expenses		Total
Woori Bank	(Won)	(1,069)	(Won)	—	(Won)	4,094	(Won)	—	(Won)	3,025
Kyongnam Bank		—		—		—		(15)		(15)
Kwangju Bank		—		—		—		261		261
Woori Credit Card Co., Ltd.		—		—		—		(2,700)		(2,700)
Woori Investment Bank		—		—		(13,947)		—		(13,947)
Woori Finance Information System Co., Ltd.		(41,193)		40,135		—		—		(1,058)

	(Won)	(42,262)	(Won)	40,135	(Won)	(9,853)	(Won)	(2,454)	(Won)	(14,434)

24

4.	LOANS

Loans as of December 31, 2003 and 2002 are as follows:

				Korean won				US dollars (Note 2)
	Issuance date	Maturity date	Interest rate (%)	Dec. 31, 2003		Dec. 31, 2002		Dec. 31, 2003		Dec. 31, 2002
				(In millions)				(In thousands)
Woori Finance Information System (*1)	Apr. 25, 2002	Apr. 25, 2006	7.8	(Won)	—	(Won)	30,000	US$	—	US$	25,046
	Oct. 31, 2002	Oct. 31, 2006	7.3		30,000		150,000		25,046		125,230

					30,000		180,000		25,046		150,276

Woori F&I (*2)	Sep. 27, 2002	Sep. 27, 2006	7.6		—		400		—		334
	Dec. 20, 2002	Dec. 20, 2006	7.6		5,000		34,200		4,174		28,552
	Mar. 25, 2003	Mar. 25, 2007	7.3		90,000		—		75,138		—
	Jul. 7, 2003	Jul. 7, 2007	7.3		23,000		—		19,202		—
	Jul 29 2003	Jul 29 2007	7.3		8,850		—		7,388		—

					126,850		34,600		105,902		28,886

WASS1:
1-1 non-guaranteed privately placed bond	Dec. 21, 2001	Dec. 21, 2010	6.24		—		4,360		—		3,640
1-2 non-guaranteed privately placed bond	Dec. 21, 2001	Dec. 21, 2010	7.5		—		184,487		—		154,022

					—		188,847		—		157,662

WASS2:
2-1 non-guaranteed privately placed bond (*3)	Jan. 8, 2002	Jan. 8, 2012	7.5		100		59,936		83		50,038

WASS3:
3-1 non-guaranteed privately placed bond (*3)	Apr. 15, 2002	Apr. 15, 2012	7.8		27,790		65,204		23,201		54,436

Woori Bank:
1st non-guaranteed subordinated convertible bonds (*4)	Sep. 27, 2002	Sep. 27, 2012	—		150,000		150,000		125,230		125,230
2nd non-guaranteed subordinated convertible bonds (*4)	Oct. 30, 2002	Oct. 30, 2012	—	(Won)	200,000	(Won)	200,000	US$	166,973	US$	166,973

25

				Korean won				US dollars (Note 2)
	Issuance date	Maturity date	Interest rate (%)	Dec. 31, 2003		Dec. 31, 2002		Dec. 31, 2003		Dec. 31, 2002
				(In millions)				(In thousands)
3rd non-guaranteed subordinated convertible bonds (*4)	Nov. 28, 2002	Nov. 28, 2012	—		250,000		250,000		208,715		208,715

					600,000		600,000		500,918		500,918

Woori Credit Card:
Non-guaranteed subordinated privately placed bond	Dec. 27, 2002	Dec. 27, 2008	6.62%		—		200,000		—		166,973

Kwangju Bank:
Non-guaranteed subordinated convertible bonds (*5)	Dec. 31, 2002	Dec. 31, 2012	—		50,000		50,000		41,744		41,743

Total					834,740		1,378,587		696,894		1,150,932

Allowance for possible loan losses					4,174		147,381		3,484		123,043

Net				(Won)	830,566	(Won)	1,231,206	US$	693,410	US$	1,027,889

(*1)	Loans to finance the transaction among Woori Bank, WCC and WFIS, in which Woori Bank and WCC transferred their IT equipment to WFIS.

(*2)	Loans granted to finance the acquisitions of the securitization debentures and the investment equity securities related to the joint venture special entities of WF&I.

(*3)	The principal of the non-guaranteed privately placed bonds listed above shall be fully repaid on the maturity date, however, the trustees may exercise early redemption rights to pay in part or in whole the principal in accordance with the business trust contract pursuant to the asset securitization plan.

(*4)	The coupon rate on the bonds is zero and the guaranteed return is 148.02%. The conversion price is (Won)5,000 and conversion rights are valid from one year after the issuance date to one month before the maturity date. The common shares of Woori Bank will be issued upon conversion.

(*5)	The coupon rate on the bonds is zero and guaranteed return is 155.29%. The conversion price is (Won)5,000 and conversion rights are valid from one year after the issuance date to one month before the maturity date. The common shares of Kwangju Bank will be issued upon conversion.

26

5.	ALLOWANCE FOR POSSIBLE LOAN LOSSES

Allowance for possible loan losses as of December 31, 2003 and 2002 are as follows:

	Korean won				US dollars (Note 2)
	Dec. 31, 2003		Dec. 31, 2002		Dec. 31, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Loans:
Woori F&I	(Won)	634	(Won)	173	US$	529	US$	144
Woori Finance Information System		150		900		125		751
Woori Bank		3,000		3,000		2,505		2,505
Woori Credit Card		—		1,000		—		835
Kwangju Bank		250		250		209		209
Woori First Asset Securitization Specialty		—		131,869		—		110,092
Woori Second Asset Securitization Specialty		1		300		1		250
Woori Third Asset Securitization Specialty		139		9,889		115		8,257

Sub-total		4,174		147,381		3,484		123,043

Other assets:
Long-term accrued interest income		151		—		126		—

	(Won)	4,325	(Won)	147,381	US$	3,610	US$	123,043

27

6.	FIXED ASSETS

Changes in tangible assets for the year ended December 31, 2003 are as follows (Unit: Korean won in millions):

	Jan. 1, 2003		Acquisition		Disposition		Depreciation		Dec. 31, 2003
Vehicles	(Won)	31	(Won)	58	(Won)	5	(Won)	27	(Won)	57
Furniture and equipment		208		18		—		102		124
Structures in leased offices		85		—		—		24		61

	(Won)	324	(Won)	76	(Won)	5	(Won)	153	(Won)	242

Changes in intangible assets for the year ended December 31, 2003 are as follows (Unit: Korean won in millions):

	Jan. 1, 2003		Acquisition		Amortization		Dec. 31, 2003
Software	(Won)	18	(Won)	6	(Won)	4	(Won)	20
Industrial property right		32		8		9		131

	(Won)	50	(Won)	14	(Won)	13	(Won)	51

As of December 31, 2003, accumulated amortization of software and industrial property right amounted to (Won)13 million and (Won)14 million, respectively.

7.	OTHER ASSETS

Other assets as of December 31, 2003 and 2002 are as follows:

	Korean won				US dollars (Note 2)
	Dec. 31, 2003		Dec. 31, 2002		Dec. 31, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Guarantee deposits	(Won)	3,871	(Won)	3,871	US$	3,232	US$	3,232
Other receivables		1,146		100		957		83
Accrued income		31,471		8,933		26,274		7,458
Currency swaps (Notes 9 and 10)		16,463		440		13,744		367
Advance payment		1		—		1		—
Prepaid expenses		794		1,887		663		1,575
Prepaid income tax		6,554		6,966		5,470		5,818

Total		60,300		22,197		50,341		18,533

Allowance for losses for accrued interest		(151)		—		(126)		—

Net	(Won)	60,149	(Won)	22,197	US$	50,215	US$	18,533

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8.	BORROWINGS

Borrowings in local currency as of December 31, 2003 and 2002 are as follows:

	Annual interest rate (%)	Maturity	Korean won				US dollars (Note 2)
			Dec. 31, 2003		Dec. 31, 2002		Dec. 31, 2003		Dec. 31, 2002
			(In millions)				(In thousands)
Seoul Bank	( *1)	Oct. 30, 2003	(Won)	—	(Won)	200,000	US$	—	US$	166,973
KorAm Bank	( *1)	Oct. 31, 2003		—		100,000		—		83,486
Korea First Bank (*2)	5.31%	Jul. 16, 2004		—		—		—		—
Shinhan Bank (*3)	5.21%	Aug. 19, 2005		—		—		—		—
Samsung Insurance Company(*4)	6.10%	Sep. 15, 2004		—		—		—		—

			(Won)	—	(Won)	300,000	US$	—	US$	250,459

(*1)	Interest at 3-month Negotiable Certificate of Deposit (“CD”) rate + 1% should be paid in advance. Early redemption is permitted.

(*2)	Under the agreement of line of credit of (Won)100,000 million as of December 31, 2003.

(*3)	Under the agreement of line of credit of (Won)200,000 million as of December 31, 2003.

(*4)	Under the agreement of line of credit of (Won)100,000 million as of December 31, 2003.

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9.	DEBENTURES

(1)	Debentures in local currency as of December 31, 2003 and 2002 are as follows:

1)	Bonds

	Issuing date	Interest rate (%)	Maturity	Korean won				US dollars (Note2)
				Dec. 31, 2003		Dec. 31, 2002		Dec. 31, 2003		Dec. 31, 2002
				(In millions)				(In thousands)
The 2nd bonds	Sep. 28, 2001	5.00	Sep. 28, 2004	(Won)	300,000	(Won)	300,000	US$	250,459	US$	250,459
The 3rd bonds	Dec. 3, 2001	5.93	Dec. 3, 2004		300,000		300,000		250,459		250,459
The 4th bonds	Dec. 17, 2001	6.00	Dec. 17, 2004		150,000		150,000		125,230		125,230
The 5th bonds	Dec. 28, 2001	6.86	Jun. 28, 2004		300,000		300,000		250,459		250,459
The 7th bonds	Nov. 27, 2002	5.80	Nov. 27, 2005		300,000		300,000		250,459		250,459
The 8th bonds	Dec. 26, 2002	6.05	Dec. 26, 2007		200,000		200,000		166,973		166,973
The 9th bonds	Sep. 19, 2003	4.64	Sep. 19, 2006		300,000		—		250,459		—
The 10th bonds	Dec. 16, 2003	5.92	Dec. 16, 2008		300,000		—		250,459		—

Total					2,150,000		1,550,000		1,794,957		1,294,039
Less: discounts					(7,403)		(12,012)		(6,180)		(10,028)

				(Won)	2,142,597	(Won)	1,537,988	US$	1,788,777	US$	1,284,011

2)	Bonds with warrants

	Issuing date	Interest rate (%)	Maturity	Korean won				US dollars (Note2)
				Dec. 31, 2003		Dec. 31, 2002		Dec. 31, 2003		Dec. 31, 2002
				(In millions)				(In thousands)
The 1st bonds with warrants	Jul. 16, 2001	5.00	Jul. 16, 2003	(Won)	—	(Won)	66,680	US$	—	US$	55,669
Less: discounts					—		(220)		—		(184)

				(Won)	—	(Won)	66,460	US$	—	US$	55,485

3)	Convertible bonds

	Issuing date	Interest rate (%)	Maturity	Korean won				US dollars (Note2)
				Dec. 31, 2003		Dec. 31, 2002		Dec. 31, 2003		Dec. 31, 2002
				(In millions)				(In thousands)
The convertible bonds	Mar. 26, 2003	—	Mar. 26, 2006	(Won)	20,000	(Won)	—	US$	16,697	US$	—
Add: redemption premium					2,314		—		1,932		—
Less: reconciliation for conversion rights					(2,509)		—		(2,095)		—

				(Won)	19,805	(Won)	—	US$	16,534	US$	—

The unguaranteed privately placed convertible bonds were issued to Lehman Brothers HY Opportunities Korea Inc. The coupon rate is zero whereas yield to maturity of 3.683% was guaranteed if the bonds would not be converted. The conversion price is (Won)5,380 (US$4.49) per share which might be adjusted due to

30

additional stock issuances, stock dividends, and split or reverse split of shares. The number of the shares to be issued upon conversion is 3,717,472. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until September 26, 2004.

(2)	Debentures in foreign currencies as of December 31, 2003 and 2002 are as follows (Unit: Korean won in millions, US dollars in thousands, and Japanese yen in thousands):

1)	Bonds in foreign currency

	Issuing date	Annual interest rate (%)		Maturity	Foreign currency
					Dec. 31, 2003		Dec. 31, 2002
Floating rate notes	Nov. 2, 2001	(	*1)	Nov. 2, 2004	US$	150,000	US$	150,000
Less: Discount						(204)		(438)

					US$	149,796	US$	149,562

Korean won equivalent					(Won)	179,426	(Won)	179,534

Yen denominated bonds	Jan. 16, 2002	1.74		Jan. 16, 2004	JPY	15,000,000	JPY	15,000,000
Less: Discount						(1,563)		(39,604)

					JPY	14,998,437	JPY	14,960,396

Korean won equivalent					(Won)	167,922	(Won)	151,530

Total					(Won)	347,348	(Won)	331,064

(*1)	London Interbank Offered Rate (LIBOR) (6 months) + 1.6%

2)	Convertible bonds in foreign currency

	Issuing date	Annual interest rate (%)	Maturity	Foreign currency
				Dec. 31, 2003		Dec. 31, 2002
Convertible bonds (*1)	Sep. 27, 2002	—	Sep. 27, 2005	US$	36,000	US$	36,000
Long-term accrued interest					1,345		276

				US$	37,345	US$	36,276

Korean won equivalent				(Won)	44,732	(Won)	44,474

Convertible bonds (*2)	Dec. 12, 2002	—	Dec. 12, 2005	US$	16,000	US$	16,000
Long-term accrued interest					454		13

				US$	16,454	US$	16,013

Korean won equivalent				(Won)	19,709	(Won)	19,264

31

	Issuing date	Annual interest rate (%	Maturity	Foreign currency
Convertible bonds (*3)	Mar. 26, 2003	—	Mar. 26, 2006	US$	39,000	US$	—
Add: redemption premium					2,664		—
Less: reconciliation for conversion rights					(3,407)		—

				US$	38,257	US$	—

Korean won equivalent				(Won)	45,818	(Won)	—

Convertible bonds (*4)	Jul. 10, 2003	—	Jul. 10, 2006	US$	1,000	US$	—
Add: redemption premium					63		—
Less: reconciliation for conversion rights					(82)		—

				US$	981	US$	—

				(Won)	1,173	(Won)	—

Total				(Won)	111,432	(Won)	63,738

(*1)	The unguaranteed privately placed bonds of US$36 million were issued to Lehman Brothers International Europe (“LBIE”) on September 27, 2002. The coupon rate on the bonds is zero whereas yield to maturity of 2.9245% was guaranteed if the bonds would not be converted. The conversion price is (Won)7,313 per share (conversion-exchange rate applied was (Won)1,201.4:US$1), which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of shares available for conversion is 5,914,180 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until one and half year after the issuance date.

(*2)	The unguaranteed privately placed bonds of US$16 million were issued to LBIE on December 20, 2002. The coupon rate on the bonds is zero whereas yield to maturity of 2.7335% was guaranteed if the bonds would not be converted. The conversion price is (Won)5,588 per share (conversion-exchange rate applied was (Won)1,215.8:US$1), which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of shares available for conversion is 3,481,173 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until one and a half year after the issuance date.

(*3)	The unguaranteed privately placed bonds of US$ 39 million were issued to LBIE on March 26, 2003. The coupon rate on the bonds is zero whereas yield to maturity of 2.215% was guaranteed if the bonds would not be converted. The conversion price is (Won)5,380 per share (conversion-exchange rate applied was (Won)1,194.9:US$1), which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of shares available for conversion is 8,661,914 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until September 26, 2004.

32

(*4)	The unguaranteed privately placed bonds of US$1 million were issued to LBIE on July 10, 2003. The coupon rate on the bonds is zero whereas yield to maturity of 2.034% was guaranteed if the bonds would not be converted. The conversion price is (Won)7,228 per share (conversion-exchange rate applied was (Won)1,185.5:US$1), which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of shares available for conversion is 164,429 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until January 10, 2005.

(3)	In connection with the debentures in foreign currencies listed above, the Company has entered into cross currency interest rate swaps with Woori Bank in order to prevent any risks involved with fluctuations in exchange rates and interest rates. As of December 31, 2003 and 2002, cross currency interest rate swap contracts were as follows (Unit: Korean won in millions, U.S. dollars in thousands, and Japanese yen in thousands):

	Contract date	Maturity date	Contracted amount				Interest rates and terms of payment
			Dec. 31, 2003		Dec. 31, 2002
Swap 1	Nov. 7, 2001	Nov. 2, 2004	US$	50,000	US$	50,000	Receipt: LIBOR (6 months) + 1.6%
				64,650		64,650	Payment: annual rate of 6.90% in every 3 months
Swap 2	Nov. 18, 2001	Nov. 2, 2004	US$	99,496	US$	99,496	Receipt: LIBOR (6 months) + 1.6%
				128,888		128,888	Payment: CD interest rate (3 months) + 1.5%
Swap 3	Jan. 28, 2002	Jan. 16, 2004	JPY	14,924,633	JPY	14,924,633	Receipt: annual rate of 1.74% in every 6 months
				147,754		147,754	Payment: CD interest rate (91 days) + 1.59%
Swap 4	Sep. 27, 2002	Sep. 27, 2005	US$	36,000	US$	36,000	Receipt: compound interest rate of 2.9245%(6 months)
				44,136		44,136	Payment: annual rate of 5%
Swap 5	Dec. 20, 2002	Dec. 20, 2005	US$	16,000	US$	16,000	Receipt: compound interest rate of 2.7335%(6 months)
				19,248		19,248	Payment: annual rate of 4.84%
Swap 6	Mar. 26, 2003	Mar. 26, 2006	US$	39,000		—	Receipt: compound interest rate of 2.215%(6 months)
				48,633		—	Payment: annual rate of 3.04%
Swap 7	Jul. 9, 2003	Jul. 10, 2006	US$	1,000		—	Receipt: compound interest rate of 2.034%(6 months)
				1,179		—	Payment: annual rate of 3.93%

For the year ended December 31, 2003, gains on valuation of swaps of (Won)17,078 million (US$14,258 thousand) and losses on valuation of (Won)3,410 million (US$2,847 thousand) were recorded in connection with the above swap contracts. For the year ended December 31, 2002, gains on valuation

33

of (Won)440 million (US$367 thousand) and losses on valuation of (Won)20,121 million (US$16,798 thousand) were recorded in connection with the above swap contracts.

10.	ACCRUED SEVERANCE BENEFITS

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate as of December 31, 2003 and 2002 amounted to (Won)1,583 million (US$1,322 thousand) and (Won) 968 million (US$808 thousand).

The details of changes in the accrued severance benefits for the years ended December 31, 2003 and 2002 are as follows:

	Korean won				US dollars (Note2)
	2003		2002		2003		2002
	(In millions)				(In thousands)
Beginning balance	(Won)	968	(Won)	—	US$	808		US$ —
Provision for severance benefits		626		1,047		523		874
Payment for severance benefits		(11)		(79)		(9)		(66)

Ending balance	(Won)	1,583	(Won)	968	US$	1,322	US$	808

The Company has purchased an employee retirement trust and made deposits at Woori Bank as of December 31, 2003 and 2002. The deposits, amounting to (Won)954 million (US$796 thousand) and (Won)581 (US$485 thousand) as of December 31 2003 and 2002, respectively, are presented as a deduction from accrued severance indemnities.

34

11.	ASSETS AND LIABILITIES IN FOREIGN CURRENCIES

Assets and liabilities in foreign currencies of the Company as of December 31, 2003 and 2002 are summarized as follows:

	Foreign currencies				Korean won equivalent
	Dec. 31, 2003		Dec. 31, 2002		Dec. 31, 2003		Dec. 31, 2002
	(In thousands)				(In millions)
(Assets)
Currency swaps	JPY	1,470,444	JPY	43,403	(Won)	16,463,092	(Won)	440

(Liabilities)
Debentures in foreign currencies	US$	149,796	US$	149,562		179,426		179,534
"	JPY	14,998,437	JPY	14,960,396		167,922		151,530
"	US$	36,000	US$	36,000		43,121		44,136
"	US$	16,000	US$	16,000		19,165		19,248
"	US$	39,000	US$	—		46,714		—
	US$	1,000	US$	—		1,198		—
Long-term accrued interest payables	US$	1,345	US$	276		1,611		338
"	US$	454	US$	13		544		16
Redemption premium	US$	2,727		—		3,258		—
Reconciliation for conversion rights	US$	(3,489)		—		(4,179)		—

						458,780		394,802

Accrued expenses	US$	920	US$	920		1,101		1,104
	JPY	54,611	JPY	54,611		611		553

						1,712		1,657

Currency swaps	US$	15,360	US$	12,422		18,398		14,911

					(Won)	478,890	(Won)	411,370

12.	OTHER LIABILITIES

Other liabilities as of December 31, 2003 and 2002 are as follows:

	Korean won				US dollars (Note 2)
	Dec. 31, 2003		Dec. 31, 2002		Dec. 31, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Accrued severance benefits	(Won)	1,583	(Won)	968	US$	1,322	US$	808
Deposits with employee retirement trust (Note 10)		(954)		(581)		(796)		(485)
Accrued expenses		9,016		10,228		7,527		8,539
Other payables		507		143		422		119
Withholdings		188		103		157		86
Currency swaps (Notes 9 and 11)		18,398		14,911		15,360		12,449

	(Won)	28,738	(Won)	25,772	US$	23,992	US$	21,516

35

13.	SHAREHOLDERS’ EQUITY

(1)	The Company has 2,400,000,000 authorized shares of common stock with (Won)5,000 par value, of which 775,504,910 common shares [(Won)3,877,525 million (US$3,237,206 thousand)] and 767,814,797 common shares [(Won)3,839,074 million (US$3,205,104 thousand)] were issued and outstanding as of December 31, 2003 and 2002, respectively.

(2)	The changes in the capital stock of the Company during the period from the incorporation to December 31, 2003 are as follows (Unit: Korean won in millions):

Date of issuance	Description	Number of shares issued	Capital stock		Paid-in capital in excess of par value
March 27, 2001	Establishment	727,458,609	(Won)	3,637,293	(Won)	—
June 12, 2002	Issue of new shares	36,000,000		180,000		58,645
In 2002	Exercise of warrants	4,356,188		21,781		—

		767,814,797		3,839,074		58,645

In 2003	Exercise of warrants	7,690,113		38,451		(574)

		775,504,910	(Won)	3,877,525	(Won)	58,071

(3)	Other capital surplus is consideration for conversion rights in the total amount of (Won)3,253 million (US$2,716 thousand), consisting of (Won)2,215 million (US$1,849 thousand), (Won)997 million (US$832 thousand), and (Won)41 million (US$34 thousand) for convertible bonds, the first two among which were issued on March 26, 2003 and the third among which was issued on July 10, 2003.

(4)	Pursuant to the Financial Holding Company Act Article 53, legal reserves are appropriated at no less than one tenth of the net income until reaching to an amount equal to the Company’s contributed capital, whenever dividends are declared.

(5)	Dividends by net income as of December 2003 and 2002 are as follows:

	Korean won				US dollars (Note 2)
	Dec. 31, 2003		Dec. 31, 2002		Dec. 31, 2003		Dec. 31, 2002
	(In millions, except for par value)				(In thousands, except for par value)
The number of issued shares		775,504,910		767,814,797		775,504,910		767,814,797
Par value	(Won)	5,000	(Won)	5,000	US$	4.174	US$	4.174
Contributed capital	(Won)	3,877,525	(Won)	3,839,074	US$	3,237,206	US$	3,205,104
Dividend ratio per share		2.0%		1.0%/5.0%		2.0%		1.0%/5.0%
Dividend	(Won)	77,550	(Won)	57,262		64,744		47,806
Net income	(Won)	202,565	(Won)	589,214	US$	169,114	US$	491,914

Dividend ratio by net income		38.28%		9.72%		38.28%		9.72%

36

14.	STOCK OPTIONS

(1)	On December 4, 2002, the Company granted stock options to 62 directors of the Company and its subsidiaries. The exercise price of 60 percent of the total number of stock options granted will be determined depending on the Korean banking industry stock index (at minimum (Won)6,800 per share). In addition, for the remaining 40 percent of the total number of stock options granted, of which the exercise price is (Won)6,800 per share, the number of stock options to be vested will be dependent on the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15%, and 10%, respectively. The stock options are exercisable during a three-year period beginning after three years from the grant date. If the stock options are exercised, the Company has the option either to issue new shares or shares held as treasury stock, or to pay the difference between the market price and the exercise price in cash or with treasury stock.

(2)	The stock options (210,000 shares) given to 8 directors of its subsidiaries, who subsequently retired, were cancelled by the decision of the Company’s committee on December 11, 2003.

(3)	The summary of stock options granted as of December 31, 2003 is summarized as follows:

Description	The Company	Subsidiaries	Total
Exercisable number of shares	450,000 shares	900,000 shares	1,350,000 shares
Type	Share issue or balance compensation	Share issue or balance compensation
Valuation method	Fair value approach	Fair value approach

(4)	The Company estimated stock option costs using the Black-Scholes Option Pricing Model and the details are summarized as follows:

Description	Application
Risk free rate	Yield (5.70%) of treasury bond, which has the same residual maturity as the expected exercise period, as of December 4, 2002
Expected exercising period	4.5 year (average holding period)
Expected dividend income ratio	0%
Expected lapse ratio	0%
Expected volatility of stock price	56.72%, that is the annualized standard deviation of expected stock investment yield based on the continuous compounded method
Exercise price	(Won)6,800 per share
Fair value	(Won)2,081 per share

37

(5)	The summary of stock option costs over the exercisable period is summarized as follows (Unit: Korean won in millions):

Description	The Company		Subsidiaries		Total
Total stock option costs	(Won)	936	(Won)	1,873	(Won)	2,809

Recorded in 2002 and 2003		507		1,015		1,522
To be recorded thereafter		429		858		1,287

As for the managements of the subsidiaries, each subsidiary is responsible for absorbing the respective stock option cost. The subsidiaries recorded the related cost as stock compensation expense and other payables, and the Company recorded the same amount as other receivables and capital adjustments.

15.	INCOME TAX EXPENSE

(1)	Differences between financial accounting income and taxable income (loss) for the year ended December 31, 2003 are as follows:

	Korean won		US dollars (Note 2)
	(In millions)		(In thousands)
Net income	(Won)	202,565	US$	169,114

Permanent differences
Additions:
Gain on valuation of investment securities		353,902		295,460
Deemed interest income		42,432		35,425
Reconciliation for conversion rights		3,253		2,716
Other		2,569		2,145

		402,156		335,746
Deductions:
Dividend		(497,321)		(415,195)
Investment securities		(7,955)		(6,641)

		(505,276)		(421,836)

		(103,120)		(86,090)

Temporary differences:
Additions:
Investment securities		1,338,480		1,117,449
Other		39,466		32,948

		1,377,946		1,150,397
Deductions:
Investment securities		(1,426,634)		(1,191,045)
Other		(212,903)		(177,745)

		(1,639,537)		(1,368,790)

		(261,591)		(218,393)

Taxable loss	(Won)	(162,146)	US$	(135,369)

38

(2)	The changes in cumulative temporary differences and tax loss carryforwards for the year ended December 31, 2003 are as follows (Unit: Korean won in millions):

	Jan. 1, 2003 (*1)		Increase		Decrease		Dec. 31, 2003		Deferred tax assets (liabilities)(*2)
Investment securities	(Won)	(1,338,480)	(Won)	(1,426,634)	(Won)	(1,338,480)	(Won)	(1,426,634)	(Won)	(23,200)
Swap contracts		14,472		(1,935)		14,472		(1,935)		(575)
Accrued income		(5,098)		(1,239)		(5,098)		(1,239)		(368)
Accrued severance benefits		581		369		—		950		261
Depreciation		18		9		8		19		6
Accrued expenses		2,903		2200		2,903		2,200		653
Allowance for doubtful accounts		133,556		—		133,556		—		—
Accounts receivable		(96)		(918)		—		(1,014)		(279)
Employee retirement deposits		(581)		(369)		—		(950)		(261)
Long-term accrued interest payables		354		1,800		—		2,154		592
Long-term accrued interest income		(3,835)		(26,397)		—		(30,232)		(8,313)
Premiums on debentures		—		5,572		—		5,572		1,532
Adjustment of conversion rights		—		(6,688)		—		(6,688)		(1,986)

		(1,196,206)		(1,454,230)		(1,192,639)		(1,457,797)		(31,938)
Tax loss carryforwards		39,794		162,146		—		201,940		55,533

	(Won)	(1,156,412)	(Won)	(1,292,084)	(Won)	(1,192,639)	(Won)	(1,255,857)	(Won)	23,595

(*1)	Reflected the additional adjustment based on the reported tax returns.

(*2)	The Company did not recognize deferred tax assets due to the uncertainty of its future realization.

(3)	Remaining tax loss carryforwards and their expirations are as follows (Unit: Korean won in millions):

Year incurred	Amount		Utilized		Remaining		Expiration
2001	(Won)	25,589	(Won)	—	(Won)	25,589	2006
2002		14,205		—		14,205	2007
2003		162,146		—		162,146	2008

	(Won)	201,940	(Won)	—	(Won)	201,940

(4)	For the year ended December 31, 2003, there is no income tax expense reflected in the statement of operations as there was no tax expense required by the Corporate Tax Act and there were no changes in net deferred tax assets.

39

16.	STATEMENTS OF CASH FLOWS

For the years ended December 31, 2003 and 2002, the transactions without cash flows are as follows:

	Korean won				US dollars (Note 2)
Transactions	Dec. 31, 2003		Dec. 31, 2002		Dec. 31, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Increase in capital adjustments due to valuation of investment securities	(Won)	353,902	(Won)	139,204	US$	295,460	US$	116,216
Decrease in retained earnings due to valuation of investment securities		7,955		2,197		6,641		1,834
Write-off of loans		127,400		—		106,362		—
Increase in other receivable and stock options		918		96		766		80
Increase in conversion rights		3,253		—		2,716		—

17.	GENERAL AND ADMINISTRATIVE EXPENSES:

General and administrative expenses for the year ended December 31, 2003 and 2002 are summarized as follows:

	Korean won				US dollars (Note 2)
	2003		2002		2003		2002
	(In millions)				(In thousands)
Salaries, wages and bonuses	(Won)	8,068	(Won)	8,035	US$	6,736	US$	6,708
Provision for severance benefits		626		1,047		523		874
Fringe benefits		422		416		352		347
Rent		2,318		2,369		1,935		1,978
Entertainment		524		534		437		446
Depreciation		153		253		128		211
Amortization on intangible assets		14		11		12		9
Taxes and dues		68		89		57		74
Advertising		12,181		6,311		10,169		5,269
Travel		218		390		182		326
Telecommunications		66		69		55		58
Service fee		1,853		1,629		1,547		1,360
Suppliers		103		125		86		104
Stock compensation (Note 14)		468		39		391		33
Other		1,468		795		1,225		664

	(Won)	28,550	(Won)	22,112	US$	23,835	US$	18,461

40

18.	FINANCIAL INFORMATION OF SUBSIDIARIES

(1)	The condensed balance sheets of subsidiaries prepared as of December 31, 2003 are as follows (Unit: Korean won in millions):

Company	Total assets		Total liabilities		Total stockholders’ equity (capital deficiency)
Woori Bank	(Won)	105,332,920	(Won)	99,662,404	(Won)	5,670,516
Kyongnam Bank		11,045,211		10,548,187		497,024
Kwangju Bank		8,789,242		8,440,990		348,252
Woori Credit Card		2,461,648		2,659,699		(198,051)
Woori Finance Information System		280,219		272,516		7,703
Woori F&I		177,711		137,928		39,783
Woori Second Asset Securitization Specialty		20,353		34,181		(13,828)
Woori Third Asset Securitization Specialty		29,547		88,050		(58,503)
Woori Investment Trust Management		35,536		558		34,978
Woori Securities		642,221		264,967		377,254

	(Won)	128,814,608	(Won)	122,109,480	(Won)	6,705,128

(2)	The condensed statements of operations of subsidiaries prepared for the year ended December 31, 2003 are as follows (Unit: Korean won in millions):

Company	Operating revenue		Operating expense		Net operating profit (loss)		Ordinary income (loss)		Net income (loss)
Woori Bank	(Won)	7,820,396	(Won)	6,520,292	(Won)	1,300,104	(Won)	1,440,255	(Won)	1,332,569
Kyongnam Bank		770,703		676,844		93,859		54,808		85,302
Kwangju Bank		582,001		543,601		38,400		32,542		57,052
Woori Credit Card		985,583		2,178,447		(1,192,864)		(1,199,611)		(1,320,571)
Woori Investment Bank(*1)		127,168		124,691		2,477		21,561		21,561
Woori Finance Information System		282,477		276,401		6,076		6,800		4,935
Woori F&I		25,836		17,697		8,139		26,824		16,353
Woori Second Asset Securitization Specialty		15,635		15,108		527		(327)		(327)
Woori Third Asset Securitization Specialty		4,109		6,315		(2,206)		(2,668)		(2,668)
Woori Investment Trust Management		6,934		5,090		1,844		1,939		1,332
Woori Securities		156,793		153,428		3,365		(17,050)		(13,053)

	(Won)	10,777,635	(Won)	10,517,914	(Won)	259,721	(Won)	365,073	(Won)	182,485

(*1)	The condensed statement of operations of WIB was prepared for the seven months ended July 31, 2003 prior to the merger into Woori Bank.

41

(3)	Major debt and assets of the Company and its subsidiaries as of December 31, 2003 are summarized as follows (Unit: Korean won in millions):

1)	Major debt

Company	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	(Won)	—	(Won)	—	(Won)	2,621,182	(Won)	2,621,182
Woori Bank		74,163,791		9,589,517		7,780,156		91,533,464
Kyongnam Bank		8,528,645		1,278,626		310,238		10,117,509
Kwangju Bank		6,764,019		1,165,133		200,556		8,129,708
Woori Credit Card		—		583,005		1,942,765		2,525,770
Woori Finance Information System		—		210,000		—		210,000
Woori F&I		—		126,850		—		126,850
Woori Second Asset Securitization Specialty		—		—		100		100
Woori Third Asset Securitization Specialty		—		—		27,790		27,790
Woori Investment Trust Management		45		—		—		45
Woori Securities		145,492		102,327		—		247,819

	(Won)	89,601,992	(Won)	13,055,458	(Won)	12,882,787	(Won)	115,540,237

2)	Major assets

Company	Cash and due from banks		Securities		Loans		Total
Woori Finance Holdings	(Won)	349,585	(Won)	7,007,222	(Won)	830,566	(Won)	8,187,373
Woori Bank		4,894,151		20,230,059		72,792,831		97,917,041
Kyongnam Bank		844,863		3,180,014		6,446,559		10,471,436
Kwangju Bank		390,078		2,575,066		5,337,930		8,303,074
Woori Credit Card.		135,353		757,379		1,429,744		2,322,476
Woori Finance Information System		37,418		97		—		37,515
Woori F&I		12,040		43,164		114,736		169,940
Woori Second Asset Securitization Specialty		409		13,318		6,305		20,032
Woori Third Asset Securitization Specialty		3,031		26,076		426		29,533
Woori Investment Trust Management		25,704		339		—		26,043
Woori Securities		324,580		190,900		38,548		554,028

Total	(Won)	7,017,212	(Won)	34,023,634	(Won)	86,997,645	(Won)	128,038,491

42

(4)	Allowances for possible loan losses of subsidiaries as of December 31, 2003 are summarized as follows (Unit: Korean won in millions):

Company	Loans subject to allowance for possible loan losses		Allowance		% of allowance to loans
Woori Bank	(Won)	74,343,819	(Won)	1,550,988	2.09
Kyongnam Bank		6,550,115		103,556	1.58
Kwangju Bank		5,409,972		72,042	1.33
Woori Credit Card		1,809,395		379,651	20.98
Woori F&I		115,237		501	0.43
Woori Second Asset Securitization Specialty		17,980		11,675	64.93
Woori Third Asset Securitization Specialty		445		19	4.27
Woori Securities		59,582		21,034	35.30

Total	(Won)	88,306,545	(Won)	2,139,466	2.42

Allowances for possible loan losses of subsidiaries as of December 31, 2002 are summarized as follows (Unit: Korean won in millions):

Company	Loans subject to allowance for possible loan losses		Allowance		% of allowance to loans
Woori Bank	(Won)	61,219,892	(Won)	1,670,333	2.73
Kyongnam Bank		5,926,482		103,190	1.74
Kwangju Bank		4,989,228		91,068	1.83
Woori Credit Card		2,846,533		176,991	6.22
Woori Investment Bank		558,059		18,873	3.38
Woori First Asset Securitization Specialty		100,056		49,008	48.98
Woori Second Asset Securitization Specialty		40,889		4,955	12.12
Woori Third Asset Securitization Specialty		57,544		20,510	35.64
Woori Securities		60,252		20,652	34.28

Total	(Won)	75,798,935	(Won)	2,155,580	2.84

43

19.	CONTRIBUTIONS TO NET INCOME BY SUBSIDIARIES:

Contributions to net income of the Company by subsidiaries after elimination of inter-company transactions for the year ended December 31, 2003 are as follows:

Company	Korean won		US dollars (Note 2)		Ratio (%)
	(In millions)		(In thousands)
Woori Bank	(Won)	1,320,292	US$	1,102,264	447.3
Kyongnam Bank		84,841		70,831	28.7
Kwangju Bank		56,346		47,041	19.1
Woori Credit Card		(1,189,603)		(993,157)	(403.0)
Woori Investment Bank		7,390		6,170	2.5
Woori Finance Information System		3,914		3,268	1.3
Woori F&I		16,348		13,648	5.5
Woori Second Asset Securitization Specialty		1,350		1,127	0.5
Woori Third Asset Securitization Specialty		(2,668)		(2,227)	(0.9)
Woori Investment Trust Management		1,332		1,112	0.5
Woori Securities		(4,355)		(3,636)	(1.5)

Gain on valuation using the equity method		295,187		246,441	100.0

Other income		102,625		85,678
Other expenses		(195,247)		(163,005)

Net income	(Won)	202,565	US$	169,114

20.	TRANSACTIONS AND ACCOUNT BALANCES WITH RELATED PARTIES:

(1)	Account balances with the subsidiaries as of December 31, 2003 and 2002 are as follows:

	Korean won				US dollars (Note2)				Account
	2003		2002		2003		2002
	(In millions)				(In thousands)
Woori Bank	(Won)	322,145	(Won)	51,757	US$	268,947	US$	43,210	Cash and bank deposits
"		600,000		603,829		500,918		504,115	Loans
"		3,846		3,846		3,211		3,211	Guarantee deposits
"		652		43		544		36	Other receivables
"		28,379		76		23,693		63	Accrued income
"		16,463		440		13,744		367	Currency swaps (assets)
"		18,398		14,911		15,360		12,449	Currency swaps (liabilities)
Kyongnam Bank		16,204		10,595		13,528		8,845	Cash and bank deposits
"		14		12		12		10	Accrued income
Kwangju Bank		11,236		10,898		9,381		9,098	Cash and bank deposits

44

	Korean won				US dollars (Note2)				Account
	2003		2002		2003		2002
	(In millions)				(In thousands)
Kwangju Bank	(Won)	50,000	(Won)	50,006	US$	41,743	US$	41,748	Loans
"		2,253		3		1,881		3	Accrued income
Woori Credit Card		—		200,000		—		166,973	Loans
"		8		12		7		10	Other receivables
"		—		147		—		123	Accrued income
"		93		92		78		77	Other payables
Woori Investment Bank		—		7		—		6	Other receivables
Woori Finance Information System		30,000		180,000		25,046		150,276	Loans
"		101		12		84		10	Other receivables
"		363		2,235		303		1,866	Accrued income
Woori F&I		126,850		34,600		105,902		28,886	Loans
"		—		78		—		65	Accrued income
"		—		221		—		185	Accrued expenses
Woori First Asset Securitization Specialty		—		188,847		—		157,662	Loans
"		—		431		—		360	Accrued income
Woori Second Asset Securitization Specialty		100		59,936		83		50,038	Loans
"		2		1,038		2		867	Accrued income
Woori Third Asset Securitization Specialty		27,790		65,204		23,201		54,436	Loans
"		459		1,078		383		900	Accrued income
Woori Investment Trust Management		39		6		33		5	Other receivables
Woori Credit Information		90		7		75		6	Other receivables
Woori CA Asset Management		124		—		104		—	Other receivables
Principal guaranteed trust accounts of Woori Bank		954		581		796		485	Deposits with employee retirement trust

45

(2)	Transactions with the subsidiaries for the years ended December 31, 2003 and 2002 are as follows:

	Korean won				US dollars (Note2)				Account
	2003		2002		2003		2002
	(In millions)				(In thousands)
Woori Bank	(Won)	4,162	(Won)	1,581	US$	3,475	US$	1,320	Interest income
"		24,153		3,829		20,164		3,197	Interest income
"		17,078		440		14,258		367	Gain on valuation of swap contracts
"		3,410		20,121		2,847		16,798	Loss on valuation of swap contracts
"		1,984		1,985		1,656		1,657	Rent
"		—		415		—		346	Interest expense
Kyongnam Bank		507		500		423		417	Interest income
Kwangju Bank		2,642		585		2,206		488	Interest income
Woori Credit Card		3,163		147		2,641		123	Interest income
Woori Finance Information System		11,028		3,405		9,207		2,843	Interest income
"		1,058		1,420		883		1,186	Miscellaneous income
"		882		536		736		447	Other administrative expenses
Woori F&I		7,746		268		6,467		224	Interest income
Woori First Asset Securitization Specialty		—		28,089		—		23,450	Interest income
Woori Second Asset Securitization Specialty		1,121		8,843		936		7,383	Interest income
Woori Third Asset Securitization Specialty		2,537		6,554		2,118		5,472	Interest income

(3) Transfer of credit card subscriber base

Pursuant to a transfer agreement between Kwangju Bank and WCC dated December 23, 2002, Kwangju Bank sold its credit card subscriber base to WCC for (Won)27 billion (US$23 million) on February 28, 2003 (See Note 29 a for a subsequent event)

46

21.	EARNINGS PER COMMON SHARE:

(1)	Basic ordinary income per common share and basic net income per common share for the years ended December 31, 2003 and 2002 are as follows:

	Korean won				US dollars (Note2)
	2003		2002		2003		2002
	(In millions, except for earning per share data)				(In thousands, except for earning per share data)
Net income on common shares	(Won)	202,565	(Won)	589,214	US$	169,114	US$	491,914
Extraordinary gain		—		—		—		—
Income tax effect on extraordinary gain		—		—		—		—

Ordinary income on common shares	(Won)	202,565	(Won)	589,214	US$	169,114	US$	491,914

Weighted average number of common shares outstanding		771,723,994		749,383,489		771,723,994		749,383,489

Basic ordinary income per common shares	(Won)	262	(Won)	786	US$	0.219	US$	0.656

Basic net income per common shares	(Won)	262	(Won)	786	US$	0.219	US$	0.656

(2)	Diluted ordinary income per common share and diluted net income per common share for the year ended December 31, 2003 are as follows:

	Korean won				US dollars (Note2)
	2003		2002 (*1)		2003		2002 (*1)
	(In millions, except for earning per share data)				(In thousands, except for earning per share data)
Diluted net income on common shares	(Won)	204,230	(Won)	589,214	US$	170,504	US$	491,914
Extraordinary gain		—		—		—		—
Income tax effect on extraordinary gain		—		—		—		—

Diluted ordinary income on common shares	(Won)	204,230	(Won)	589,214	US$	170,504	US$	491,914

Weighted average number of common and dilutive common shares outstanding		783,760,412		749,383,489		783,760,412		749,383,489

Diluted ordinary income per common shares	(Won)	261	(Won)	786	US$	0.218	US$	0.656

Diluted net income per common shares	(Won)	261	(Won)	786	US$	0.218	US$	0.656

(*1)	There was no dilution effect for the year ended December 31, 2002

47

All common stock equivalents as of December 31, 2003 are as follows (Unit: Korean won in millions and US dollar in thousands):

Item	Face value		Exercise period	Common stock to be issued (shares)	Remarks
Convertible bonds	US$	36,000	Sep. 28, 2003 ~ Aug 27, 2005	5,914,180	Using exchange rate of (Won)1,201.4, convert 1 share at (Won)7,313
Convertible bonds	US$	16,000	Dec. 21, 2003 ~ Nov. 20, 2005	3,481,173	Using exchange rate of (Won)1,215.8, convert 1 share at (Won)5,588
Convertible bonds	(Won)	20,000	Mar. 27, 2004 ~ Feb. 26, 2006	3,717,472	Convert 1 share at (Won)5,380
Convertible bonds	US$	39,000	Mar. 27, 2004 ~ Feb. 26, 2006	8,661,914	Using exchange rate of (Won)1,194.9, concert 1 shares at (Won)5,380
Convertible bonds	US$	1,000	Jul. 10, 2004 ~ Jun. 10, 2006	164,429	Using exchange rate of (Won)1,185.5, concert 1 shares at (Won)7,228
Stock options		—	Dec. 5, 2005 ~ Dec. 4, 2008	1,350,000	(Note 14)

22.	INSURANCE

As of December 31, 2003, the Company has insurance for liability of reparation of directors with LG Insurance Co., Ltd. The insurance coverage is (Won)20,000 million (US$16,697 thousand).

23.	OPERATIONAL RESULTS FOR THE THREE-MONTH PERIODS ENDED DECEMBER 31, 2003 and 2002.

	Korean won				US dollars (Note2)
	Three months ended Dec. 31, 2003		Three months ended Dec. 31, 2003		Three months ended Dec. 31, 2003		Three months ended Dec. 31, 2003
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
	(In millions, except for earning per share data)				(In thousands, except for earning per share data)
Operating revenue	(Won)	12,028	(Won)	469,676	US$	10,042	US$	392,116
Operating expenses		179,387		97,939		149,764		81,766

Operating income (loss)		(167,359)		371,737		(139,722)		310,350

Net income (loss)	(Won)	(167,526)	(Won)	371,736	US$	(139,861)	US$	310,349

Basic net income (loss) per common share	(Won)	(216)	(Won)	484	US$	(180)	US$	404

48

24.	CREDITS TO SK NETWORKS CO., LTD.

Woori Bank has a loan receivable from and payment guarantees for SK Networks Co., Ltd. (formerly known as “SK Global”) and its overseas subsidiaries (collectively referred to as “SK Networks”) in the total amount of (Won)177 billion (US$147.7 million) and available-for-sale securities in the total amount of (Won)89 billion (US$74.3 million) ((Won)47 billion of common stock and (Won) 42 billion of preferred stock). In connection therewith, Woori Bank provided (Won)106 billion (US$88.5 million) as allowances for credit losses as of December 31, 2003. However, SK Networks is currently undergoing a corporate restructuring and depending on the result of this restructuring, Woori Bank’s actual loss on SK Networks credit may differ from the current estimate.

25.	CREDITS TO LG CARD CO., LTD

Woori Bank, Kyongnam Bank and Kwangju Bank, subsidiaries of the Company, have loan receivables from LG Card Co., Ltd. (“LG Card”) in the total amount of (Won)279 billion (US$232.9 million) as of December 31, 2003. In connection therewith, the banks provided (Won)80 billion (US$66.8 million) as allowances for credit losses. In addition, those banks have corporate bonds of (Won)200 billion (US$167.0 million) and asset backed securities of (Won)100 billion (US$83.5 million) issued by LG Card and beneficiary certificates of (Won)22 billion (US$18.4 million) relating to LG Card. The banks recognized losses on valuation of trading securities of (Won)34 billion (US$28.4 million), losses on impairment of available-for-sale securities of (Won)43 billion (US$35.9 million), and losses on impairment of held-to-maturity securities of (Won)11 billion (US$9.2 million) for the year ended December 31, 2003. With relation to Commercial Paper (CP) in trust accounts, for which repayment of principal or interest is guaranteed by the banks, in the total amount of (Won)145 billion (US$121.1 million), the banks charged (Won)63 billion (US$52.6 million) in losses on trust management. However, LG card is currently undergoing a corporate restructuring and depending on the result of this restructuring, the Company’s bank subsidiaries’ actual losses on LG Card credit may differ from the current estimate.

26.	WOORI AMERICA BANK’S MERGER WITH PANASIA BANK N.A.

On September 11, 2003, Woori America Bank, an overseas 2nd -tier subsidiary of the Company, merged with Panasia Bank N.A. pursuant to an agreement with National Penn Bancshares dated February 10, 2003, which had owned 100% stock of Panasia Bank N.A. The merger consideration was US$34,500 thousand and in connection with the merger, Woori Bank, a subsidiary of the Company, increased its capital holding in Woori America Bank by US$15,000 thousand on September 3, 2003.

49

27.	WOORI BANK’S MERGER WITH WOORI INVESTMENT BANK

Woori Bank, a subsidiary of the Company merged with Woori Investment Bank, a subsidiary of the Company, on July 31, 2003 pursuant to a merger agreement dated June 25, 2003. As a result, Woori Bank took over substantially all of the assets and liabilities of Woori Investment Bank by exchanging one common share of Woori Investment Bank for 0.0355 share of Woori Bank. Woori Bank increased its capital surplus by (Won)138,682 million (US$115,781 thousand) which was the difference between merger consideration of (Won)88,439 million (US$73,835 thousand) and net assets acquired of (Won)227,121 million (US$189,615 thousand). Accordingly, the number of issued common shares of Woori Bank increased from 553 million to 571 million and contributed capital of Woori Bank increased from (Won)2,764.4 billion (US$2,308 million) to (Won)2,852.8 billion (US$2,382 million).

28.	LITIGATION

As of December 31, 2003, the Company is a defendant in a lawsuit claiming damages amounting to (Won)17 billion (US$14 million). However, the Company does not anticipate that the outcome of this lawsuit would have a significant effect on its financial condition.

29.	SUBSEQUENT EVENT

a.	WCC’s merger into Woori Bank

On February 5, 2004, WCC, a subsidiary of the Company, made a resolution to split off a part of its credit card business, which was previously purchased from Kwangju Bank, and to transfer back such part to Kwangju Bank. In addition, WCC resolved to transfer all other assets and liabilities including credit card subscriber base to Woori Bank and entered into a merger agreement (the “Merger Agreement”) with Woori Bank. The transfers to Kwangju Bank and Woori Bank are scheduled to be on March 29, 2004 and March 31, 2004, respectively. According to the Merger Agreement, one common share of Woori Bank will be issued for 0.3581 common share of WCC and as a result, the number of issued common shares of Woori Bank will increase from 571 million to 636 million and contributed capital of Woori Bank will increase from (Won)2,853 billion (US$2,381.9 million) to (Won)3,180 billion (US$2,654.9 million). There will be no newly issued common shares of Kwangju Bank for the transfer of WCC’s credit card business back to Kwangju Bank.

50

b.	Plan of WCC’s capital increase

The Company made a resolution to increase its investment in WCC by purchasing new common stocks of WCC, amounting to (Won)800 billion (US$667.9 million) for the purpose of maintaining capital adequacy of Woori Bank following the merger with WCC. The capital increase is scheduled to take place before the date of merger of WCC into Woori Bank.

c.	Swap of loans receivables from LG Card for LG Card’s common stock

On February 13, 2004, Woori Bank, a subsidiary of the Company, obtained 17,620,000 shares of LG Card’s common stock for (Won)88.1 billion (US$73.6 million) by exchanging its loans receivables, in accordance with an agreement reached among the creditors of LG Card. In addition, Woori Bank plans to provide new credit facility to LG Card and to further exchange its debt with stock of LG Card.

30.	ECONOMIC UNCERTAINTIES

The economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

51

WOORI FINANCE HOLDINGS CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

AND INDEPENDENT AUDITORS’ REPORT

Independent Auditors’ Report

To the Board of Directors and Shareholders of

Woori Finance Holdings Co., Ltd.

We have audited the accompanying consolidated balance sheets of Woori Finance Holdings Co., Ltd. (the “Company”) and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended (all expressed in Korean won). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with financial accounting standards generally accepted in the Republic of Korea.

Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the accompanying consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Without qualifying our opinion, we draw attention to the following:

As explained in Note 1 to the accompanying consolidated financial statements, Woori Finance Holdings Co., Ltd. registered its securities with the Securities and Exchange Commission in the United State of America and listed its American Depositary Shares on the New York Stock Exchange on September 29, 2003.

As explained in Note 1 to the accompanying consolidated financial statements, the Company purchased 40 million shares of Woori Credit Card Co., Ltd. (“WCC”), a subsidiary of the Company, for (Won)200 billion (US$166.9 million) on March 27, 2003 and 128 million shares for (Won)640 billion (US$534.3 million) on September 30, 2003. However, WCC cancelled 380 million shares amounting to (Won)1,900 billion (US$1,586.2 million) on December 22, 2003, in a capital reduction without compensation. As a result, the number of issued common stock and capital of WCC decreased to 22,600,000 shares and (Won)113 billion (US$94.3 million), respectively, as of December 31, 2003.

As explained in Note 30 to the accompanying consolidated financial statements, Woori Bank has loan receivables from and payment guarantees for SK Networks Co., Ltd. (formerly known as “SK Global”) and its overseas subsidiaries (collectively referred to as “SK Networks”) in the total amount of (Won)177 billion (US$147.7 million) and available-for-sale securities in the total amount of (Won)89 billion (US$74.3 million) ((Won)47 billion of common stock and (Won) 43 billion of preferred stock). In connection therewith, Woori Bank provided (Won)106 billion (US$88.5 million) as allowances for credit losses as of December 31, 2003. However, SK Networks is currently undergoing a corporate restructuring and depending on the result of this restructuring, Woori Bank’s actual loss on SK Networks credit may differ from the current estimate.

As explained in Note 31 to the accompanying consolidated financial statements, Woori Bank, Kyongnam Bank and Kwangju Bank, subsidiaries of the Company, have loan receivables from LG Card Co., Ltd. (“LG Card”) in the total amount of (Won)279 billion (US$232.9 million) as of December 31, 2003. In connection therewith, the banks provided (Won)80 billion (US$66.8 million) as allowances for credit losses. In addition, those banks have corporate bonds of (Won)200 billion (US$167.0 million) and asset backed securities of (Won)100 billion (US$83.5 million) issued by LG Card and beneficiary certificates of (Won)22 billion (US$18.4 million) relating to LG Card. The banks recognized losses on valuation of trading securities of (Won)34 billion (US$28.4 million), losses on impairment of available-for-sale securities of (Won)43 billion (US$35.9 million), and losses on impairment of held-to-maturity securities of (Won)11 billion (US$9.2 million) for the year ended December 31, 2003. With relation to Commercial Paper (CP) in trust accounts, for which repayment of principal or interest is guaranteed by the banks, in the total amount of (Won)145 billion (US$121.1 million), the banks charged (Won)63 billion (US$52.6 million) in losses on trust management. However, LG Card is currently undergoing a corporate restructuring and depending on the result of this restructuring, the Company’s bank subsidiaries’ actual losses on LG Card credit may differ from the current estimate.

As explained in Note 33 to the accompanying consolidated financial statements, Woori Bank merged with Woori Investment Bank (“WIB”), a subsidiary of the Company, on July 31, 2003 pursuant to a merger agreement dated June 25, 2003. As a result, Woori Bank took over substantially all of the assets and liabilities of WIB by exchanging one common share of WIB for 0.0355 share of Woori Bank.

Accordingly, the number of issued common shares of Woori Bank increased from 553 million to 571 million and contributed capital of Woori Bank increased from (Won)2,764.4 billion (US$2,307.9 million) to (Won)2,852.8 billion (US$2,381.7 million).

As explained in Note 34 to the accompanying consolidated financial statements, on February 5, 2004, WCC, a subsidiary of the Company, made a resolution to split off a part of its credit card business, which was previously purchased from Kwangju Bank, and to transfer back such part to Kwangju Bank. In addition, WCC resolved to transfer all other assets and liabilities including credit card subscriber base to Woori Bank and entered into a merger agreement (the “Merger Agreement”) with Woori Bank. The transfers to Kwangju Bank and Woori Bank are scheduled to take place on March 29, 2004 and March 31, 2004, respectively. According to the Merger Agreement, one common share of Woori Bank will be issued for 0.3581 common share of WCC and as a result, the number of issued common shares of Woori Bank will increase from 571 million to 636 million and contributed capital of Woori Bank will increase from (Won)2,852.8 billion (US$2,381.7 million) to (Won)3,179.8 billion (US$2,654.7 million). There will be no newly issued common shares of Kwangju Bank for the transfer of WCC’s credit card business back to Kwangju Bank.

As explained in Note 34 to the accompanying consolidated financial statements, the Company made a resolution on February 11, 2004 to increase its investment in WCC by purchasing new common stocks of WCC, amounting to (Won)800 billion (US$667.9 million) for the purpose of maintaining capital adequacy of Woori Bank following the merger with WCC. The capital increase is scheduled to take place before the date of the planned merger (March 31, 2004) of WCC into Woori Bank.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

February 17, 2004

Notice to Readers

This report is effective as of February 17, 2004, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors’ report.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2002

	Korean won				US dollars (Note 2)
	2003		2002		2003		2002
	(In millions)				(In thousands)
ASSETS
Cash and due from banks (Notes 3, 13 and 26)	(Won)	6,471,855	(Won)	6,568,852	US$	5,403,118	US$	5,484,098
Trading securities (Notes 4 and 13)		2,727,843		2,943,800		2,277,378		2,457,672
Available-for-sale securities (Notes 5 and 13)		14,144,478		12,999,992		11,808,714		10,853,224
Held-to-maturity securities (Notes 6 and 13)		9,991,914		10,410,541		8,341,888		8,691,385
Investments accounted for using the equity method of accounting (Note 7)		142,442		98,176		118,920		81,964
Loans, net of allowances for possible loan losses and present value discounts (Note 9)		86,077,297		73,604,113		71,862,829		61,449,418
Fixed assets (Note 10)		2,734,616		2,796,183		2,283,032		2,334,432
Other assets, net of present value discounts (Notes 11 and 26)		6,477,275		5,421,877		5,407,644		4,526,530

	(Won)	128,767,720	(Won)	114,843,534	US$	107,503,523	US$	95,878,723

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposits (Notes 14 and 26)	(Won)	89,049,625	(Won)	78,917,388	US$	74,344,319	US$	65,885,280
Borrowings (Notes 15 and 26)		12,813,104		13,839,614		10,697,198		11,554,194
Debentures, net of discounts and reconciliation for conversion right, and plus redemption premium and long-term accrued interest (Note 16)		12,195,159		10,792,932		10,181,298		9,010,629
Other liabilities (Notes 17 and 26)		9,011,532		5,978,833		7,523,403		4,991,513

		123,069,420		109,528,767		102,746,218		91,441,616

SHAREHOLDERS’ EQUITY
Common stock (Note 18)		3,877,525		3,839,074		3,237,206		3,205,104
Capital surplus		57,844		25,029		48,292		20,896
Retained earnings (Net income of (Won)56,279 million in 2003 and (Won)591,588 million in 2002)		1,152,053		1,151,113		961,807		961,023
Capital adjustments		414,969		54,506		346,443		45,505
Minority interests		195,909		245,045		163,557		204,579

		5,698,300		5,314,767		4,757,305		4,437,107

	(Won)	128,767,720	(Won)	114,843,534	US$	107,503,523	US$	95,878,723

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2003 AND 2002

	Korean won				US dollars (Note 2)
	2003		2002		2003		2002
	(In millions, except for income per common share data)				(In thousands, except for income per common share data)
OPERATING REVENUE INTEREST INCOME (Note 26):
Interest on due from banks	(Won)	49,573	(Won)	55,090	US$	41,387	US$	45,993
Interest and dividends on trading securities		139,429		188,089		116,404		157,029
Interest and dividends on available-for-sale securities		1,288,420		797,613		1,075,655		665,898
Interest and dividends on held-to-maturity securities		806,734		877,982		673,513		732,995
Interest on loans		5,190,680		4,330,436		4,333,511		3,615,325
Other		89,115		214,366		74,400		178,966

		7,563,951		6,463,576		6,314,870		5,396,206

FEE INCOME (Note 26):
Commissions		631,608		541,822		527,307		452,348
Commissions received on credit cards		466,281		861,722		389,281		719,421
Guarantee fees		26,286		24,446		21,945		20,409
Other		25,512		27,040		21,299		22,574

		1,149,687		1,455,030		959,832		1,214,752

OTHER OPERATING REVENUE (Note 26):
Gain on trading securities		154,185		168,568		128,723		140,731
Gain on redemption of available-for-sales securities		77,151		37,991		64,411		31,717
Gain on securitized assets		19,227		32,464		16,052		27,103
Gain on foreign exchange		469,900		287,212		392,303		239,783
Gain on derivatives (Note 29)		826,405		618,127		689,936		516,052
Trust management fees		50,359		70,558		42,043		58,906
Reversal of allowance for possible losses		66,950		298,784		55,894		249,444
Other		25,630		191,680		21,397		160,028

		1,689,807		1,705,384		1,410,759		1,423,764

		10,403,445		9,623,990		8,685,461		8,034,722

OPERATING EXPENSES INTEREST EXPENSE (Note 26):
Interest on deposits		(2,744,776)		(2,702,504)		(2,291,514)		(2,256,223)
Interest on borrowings		(387,098)		(505,631)		(323,174)		(422,133)
Interest on debentures		(641,968)		(507,275)		(535,956)		(423,506)
Interest on others		(68,560)		(40,904)		(57,239)		(34,149)

		(3,842,402)		(3,756,314)		(3,207,883)		(3,136,011)

OTHER OPERATING EXPENSES (Note 26):
Commissions		(250,750)		(286,991)		(209,342)		(239,598)
Loss on trading securities		(96,406)		(122,181)		(80,486)		(102,005)
Loss on redemption of available-for-sales securities		(31,866)		(992)		(26,604)		(828)
Loss on foreign exchange		(259,573)		(183,034)		(216,708)		(152,808)
Loss on derivatives (Note 29)		(876,823)		(569,627)		(732,028)		(475,561)
Subsidy for trust accounts adjustment		(17)		(2,719)		(14)		(2,270)
Loss on securitized assets		(1,515)		—		(1,265)		—
Provision for possible losses		(2,679,111)		(2,004,231)		(2,236,693)		(1,673,260)

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

YEARS ENDED DECEMBER 31, 2003 AND 2002

	Korean won				US dollars (Note 2)
	2003		2002		2003		2002
	(In millions, except for income per common share data)				(In thousands, except for income per common share data)
Salaries, employee benefits and provision for severance benefits	(Won)	(1,176,158)	(Won)	(1,056,614)	US$	(981,932)	US$	(882,129)
Rent		(83,471)		(58,742)		(69,687)		(49,042)
Entertainment		(11,957)		(13,073)		(9,982)		(10,914)
Depreciation and amortization		(212,408)		(136,969)		(177,332)		(114,350)
Taxes and dues		(92,465)		(117,800)		(77,196)		(98,347)
Advertising		(52,046)		(67,381)		(43,451)		(56,254)
Telecommunications		(41,868)		(27,682)		(34,954)		(23,111)
Service fees		(68,783)		(205,279)		(57,424)		(171,380)
IT operating expenses		(76,080)		(31,889)		(63,516)		(26,623)
Stock compensation (Note 19)		(1,460)		—		(1,219)		—
Other administrative expenses		(405,952)		(267,214)		(338,915)		(223,088)

		(6,418,709)		(5,152,418)		(5,358,748)		(4,301,568)

		(10,261,111)		(8,908,732)		(8,566,631)		(7,437,579)

OPERATING INCOME		142,334		715,258		118,830		597,143
NON-OPERATING INCOME (Note 21)		586,267		540,113		489,452		450,921
NON-OPERATING EXPENSES (Note 21)		(497,539)		(800,487)		(415,377)		(668,298)

ORDINARY INCOME		231,062		454,884		192,905		379,766
EXTRAORDINARY GAINS		—		—		—		—

INCOME BEFORE INCOME TAX EXPENSE AND MINORITY INTERESTS		231,062		454,884		192,905		379,766
INCOME TAX BENEFIT (EXPENSE) (Note 22)		(178,688)		158,692		(149,180)		132,486

INCOME BEFORE MINORITY INTERESTS		52,374		613,576		43,725		512,252
MINORITY INTERESTS, NET		3,905		(21,988)		3,260		(18,357)

NET INCOME	(Won)	56,279	(Won)	591,588	US$	46,985	US$	493,895

BASIC ORDINARY INCOME PER COMMON SHARE (Note 23)	(Won)	73	(Won)	789	US$	0.061	US$	0.660

BASIC NET INCOME PER COMMON SHARE (Note 23)	(Won)	73	(Won)	789	US$	0.061	US$	0.660

DILUTED ORDINARY INCOME PER COMMON SHARE (Note 23)	(Won)	72	(Won)	789	US$	0.060	US$	0.660

DILUTED NET INCOME PER COMMON SHARE (Note 23)	(Won)	72	(Won)	789	US$	0.060	US$	0.660

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2003 AND 2002

	Capital stock		Capital surplus		Retained earnings		Capital adjustments		Minority interests		Total
	(In millions)
January 1, 2002	(Won)	3,637,293	(Won)	—	(Won)	558,852	(Won)	(116,546)	(Won)	359,595	(Won)	4,439,194

Net income		—		—		591,588		—		—		591,588
Issuance of new shares		201,781		58,649		—		—		—		260,430
Changes in scope of consolidation		—		(31,994)		(2,396)		(5,387)		—		(39,777)
Acquisition of subsidiaries’ treasury stocks		—		—		—		(9,282)		—		(9,282)
Gain on valuation of investment securities		—		—		—		184,208		—		184,208
Gain on valuation using the equity method on subsidiaries		—		—		1,430		—		—		1,430
Stock option		—		—		—		135		—		135
Valuation on derivative instruments		—		—		—		(6,296)		—		(6,296)
Amortization of discount on stock issuance		—		—		(836)		836		—		—
Changes in minority interests		—		(211)		—		6,981		(114,537)		(107,767)
Others		—		(1,415)		2,475		(143)		(13)		904

December 31, 2002		3,839,074		25,029		1,151,113		54,506		245,045		5,314,767

January 1, 2003		3,839,074		25,029		1,151,113		54,506		245,045		5,314,767
Net income		—		—		56,279		—		—		56,279
Dividend		—		—		(57,262)		—		—		(57,262)
Issuance of new shares		38,451		(574)		—		—		—		37,877
Reconciliation of convertible rights		—		3,253		—		—		—		3,253
Additional acquisition of subsidiaries’ stocks		—		30,223		—		—		—		30,223
Disposal of subsidiaries’ treasury stocks		—		—		—		9,673		—		9,673
Gain on valuation of available-for-sale securities		—		—		—		351,479		—		351,479
Gain on valuation using equity method on subsidiaries		—		—		(1,517)		9,642		—		8,125
Stock option		—		—		—		1,460		—		1,460
Valuation on derivative instruments		—		—		—		3,495		—		3,495
Discounts on stock issuance		—		—		—		(4,050)		—		(4,050)
Changes in minority interests		—		211		—		(10,884)		(49,136)		(59,809)
Others		—		(298)		3,440		(352)		—		2,790

December 31, 2003	(Won)	3,877,525	(Won)	57,844	(Won)	1,152,053	(Won)	414,969	(Won)	195,909	(Won)	5,698,300

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	Korean won				US dollars (Note 2)
	2003		2002		2003		2002
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	56,279	(Won)	591,588	US$	46,985	US$	493,895

Adjustments to reconcile net income to net cash provided by operating activities:
Loss on trading securities		96,406		122,181		80,486		102,005
Loss on redemption of available-for-sale securities		31,866		992		26,604		828
Loss on derivatives		876,823		569,627		732,028		475,561
Provision for possible losses		2,679,111		1,829,018		2,236,693		1,526,981
Interest expense (without cash outflows)		3,937		6,837		3,286		5,709
Provision for severance benefits		98,535		91,944		82,263		76,761
Depreciation and amortization		212,408		136,969		177,332		114,350
Stock compensation cost		1,460		—		1,219		—
Loss on disposal of tangible assets		1,661		19,291		1,387		16,105
Loss on valuation using the equity method of accounting		—		5,876		—		4,905
Loss on disposal of available-for-sale securities		26,502		69,859		22,126		58,323
Loss on impairment of available-for-sale securities		270,390		435,283		225,739		363,402
Loss on impairment of held-to-maturity securities		63,762		6,300		53,233		5,260
Loss on sale of loans		16,900		190,796		14,109		159,289
Loss on valuation of the Stock Market Stabilization Fund		1,250		—		1,044		—
Loss on impairment of intangible assets		37,052		—		30,933		—
Minority interests gain		—		21,988		—		18,357
Gain on trading securities		(154,185)		(168,568)		(128,723)		(140,731)
Gain on redemption of available-for-sale securities		(77,151)		(37,991)		(64,411)		(31,717)
Gain on derivatives		(826,405)		(618,127)		(689,936)		(516,052)
Reversal of allowance for possible losses		(66,950)		(27,131)		(55,895)		(22,651)
Gain on disposal of tangible assets		(17,718)		(8,649)		(14,792)		(7,221)
Gain on valuation using the equity method of accounting		(33,980)		(23,950)		(28,369)		(19,995)
Gain on disposal of available-for-sale securities		(76,323)		(184,945)		(63,719)		(154,404)
Reversal of loss on impairment of available-for-sale securities		(212,873)		(32,503)		(177,720)		(27,136)
Reversal of loss on impairment of held-to-maturity securities		(2,620)		(17,570)		(2,187)		(14,668)
Gain on sale of loans		(985)		(137,380)		(822)		(114,694)
Minority interests loss		(3,905)		—		(3,260)		—

	(Won)	2,944,968	(Won)	2,250,147	US$	2,458,648	US$	1,878,567

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2003 AND 2002

	Korean won				US dollars (Note 2)
	2003		2002		2003		2002
	(In millions)				(In thousands)
Changes in operating assets and liabilities:
Increase (decrease) in present value discounts	(Won)	(80,203)	(Won)	123,699	US$	(66,959)	US$	103,272
Decrease (increase) in guarantee deposits		294,277		(9,197)		245,681		(7,678)
Decrease (increase) in other accounts receivable		(1,716,418)		150,699		(1,432,975)		125,813
Increase in accrued income		(50,218)		(20,033)		(41,925)		(16,725)
Decrease (increase) in prepaid expenses		23,035		(19,078)		19,231		(15,928)
Decrease (increase) in deferred income tax assets		150,563		(190,410)		125,700		(158,966)
Decrease (increase) in accounts receivable on disposal of assets		3,486		(4,615)		2,910		(3,853)
Decrease in domestic exchange settlements debits		457,858		176,269		382,249		147,161
Decrease in sundry assets		12,744		104,949		10,640		87,618
Payment of accrued severance benefits		(12,859)		(10,120)		(10,736)		(8,449)
Increase in deposits in employee retirement trust		(51,902)		—		(43,331)		—
Decrease (increase) in transfers to the National Pension Fund		38		(48,175)		32		(40,220)
Decrease in allowance for possible losses on confirmed acceptances and guarantees		(6,356)		(181,933)		(5,306)		(151,889)
Decrease in other allowances		(231,384)		(116,202)		(193,174)		(97,013)
Increase in foreign exchange remittance pending		44,408		196,260		37,075		163,850
Decrease in domestic exchange remittance pending		(89,109)		(146,323)		(74,394)		(122,160)
Increase (decrease) in borrowings from trust accounts		1,438,630		(573,199)		1,201,060		(478,543)
Increase (decrease) in accounts payable		1,715,093		(170,071)		1,431,869		(141,986)
Increase (decrease) in accrued expenses		(56,366)		34,085		(47,058)		28,456
Increase (decrease) in income taxes payable		(2,893)		1,882		(2,415)		1,571
Decrease in unearned revenue		(34,952)		(11,656)		(29,180)		(9,731)
Increase (decrease) in deposits for letter of guarantees and others		6,688		(8,839)		5,584		(7,379)
Increase (decrease) in deferred income taxes liabilities		1,930		(1,899)		1,611		(1,585)
Increase (decrease) in accounts for agency businesses		(16,720)		45,544		(13,959)		38,023
Increase in liabilities incurred by agency relationship		203,073		43,819		169,538		36,583
Decrease in sundry liabilities		(78,811)		(236,563)		(65,797)		(197,498)

		1,923,632		(871,107)		1,605,971		(727,256)

Net cash provided by operating activities	(Won)	4,924,879	(Won)	1,970,628	US$	4,111,604	US$	1,645,206

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2003 AND 2002

	Korean won				US dollars (Note 2)
	2003		2002		2003		2002
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease in trading securities	(Won)	273,736	(Won)	301,040	US$	228,532	US$	251,327
Net increase in available-for-sale securities		(756,668)		—		(631,715)		—
Net decrease (increase) in held-to-maturity securities		357,485		(1,693,864)		298,451		(1,414,146)
Net decrease in equity method investments		982		—		820		—
Net increase in loans		(15,089,082)		(16,029,402)		(12,597,330)		(13,382,369)
Net increase in tangible assets		(58,006)		(124,490)		(48,427)		(103,932)
Net increase in intangible assets		(110,383)		(30,845)		(92,155)		(25,751)
Net decrease in non-operating assets		805		6,997		672		5,842
Net decrease in operating lease assets		5,219		5,853		4,357		4,886
Net increase in leased assets		(4,252)		(6,497)		(3,550)		(5,425)
Net decrease in derivative instruments assets		629,029		82,044		525,154		68,496
Net decrease in derivative instruments liabilities		(719,235)		—		(600,463)		—

Net cash used in investing activities		(15,470,370)		(17,489,164)		(12,915,654)		(14,601,072)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits		10,113,271		9,585,171		8,443,205		8,002,313
Net increase (decrease) in borrowings		(1,026,510)		326,481		(856,996)		272,567
Net increase in debentures in local currency		35,792		5,254,842		29,881		4,387,078
Net increase in debentures in foreign currencies		1,365,751		377,149		1,140,216		314,868
Issuance of new shares		37,877		260,430		31,622		217,424
Disposal of treasury stocks by subsidiaries		16,788		—		14,016		—
Payment of dividends		(57,262)		—		(47,806)		—
Increase in discount on stock issuance		(4,050)		—		(3,381)		—
Acquisition of treasury stocks by a subsidiary		(7,468)		(9,282)		(6,235)		(7,749)
Net decrease in minority interests		(25,681)		(45,046)		(21,440)		(37,607)

Net cash provided by financing activities		10,448,508		15,749,745		8,723,082		13,148,894

DECREASE IN CASH DUE TO CHANGE IN THE SCOPE OF CONSOLIDATION		(14)		(95,247)		(12)		(79,518)
NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS		(96,997)		135,962		(80,980)		113,510

CASH AND DUE FROM BANKS, BEGINNING OF THE YEAR		6,568,852		6,432,890		5,484,098		5,370,588

CASH AND DUE FROM BANKS, END OF THE YEAR	(Won)	6,471,855	(Won)	6,568,852	US$	5,403,118	US$	5,484,098

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	GENERAL

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the five financial institutions, Woori Bank (formerly Hanvit Bank), Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea) and Woori Investment Bank (merged into Woori Bank on July 31, 2003) (hereafter collectively referred to as the “Five Subsidiaries”), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. In accordance with its functional restructuring, the Company established or acquired seven more subsidiaries, and has four 2nd -tier subsidiaries. Upon incorporation, the Company’s common stock amounted to (Won)3,637,293 million (US$3,036,645 thousand), consisting of 727,458,609 common shares ((Won)5,000 per share) issued and outstanding. As a result of several capital increases and exercise of warrants since incorporation, the Company’s common stock amounts to (Won)3,877,525 million (US$3,237,206 thousand), consisting of 775,504,910 common shares issued and outstanding as of December 31, 2003.

On June 24, 2002, the Company listed its common shares on the Korea Stock Exchange through a public offering at a price of (Won)6,800 per share with 36,000,000 new shares and 54,000,000 issued shares. The KDIC owned 673,458,609 (86.8%) shares of the Company’s common shares as of December 31, 2003.

The Company registered its securities with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange on September 29, 2003.

(2)	Consolidated subsidiaries

General information pertaining to the Company’s consolidated subsidiaries is as follows:

a.	Woori Bank

Woori Bank (formerly Hanvit Bank) was established in 1899 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, merchant bank services under the Merchant Bank Act, and foreign exchange business with approval from the Bank of Korea (the “BOK”) and the Ministry of Finance and Economy (the “MOFE”). In connection with the infusion of public funds, Woori Bank and the KDIC have entered into the Agreement on the Implementation of the Business Plan. Woori Bank changed its name from Hanvit Bank to Woori Bank on May 20, 2002. Its common stock amounts to (Won)2,852,838 million (US$2,381,732 thousand) consisting of 570,567,520 common shares issued and outstanding as of December 31, 2003. Woori

Bank is wholly owned by the Company. The head office of Woori Bank is located in Seoul, Korea. Woori Bank has 685 branches and offices in Korea and 11 branches and offices in overseas.

b.	Kyongnam Bank

Kyongnam Bank was incorporated on April 18, 1970 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kyongnam Bank and the KDIC have entered into the Agreement on the Implementation of the Business Plan. As of September 30, 2003, Kyongnam Bank’s common stock amounts to (Won)259,000 million (US$216,230 thousand) consisting of 51,800,043 shares of common stock issued and outstanding of which the Company owns 99.99%. The head office of Kyongnam Bank is located in Masan, Korea. Kyongnam Bank has 130 branches and offices in Korea.

c.	Kwangju Bank

Kwangju Bank was established on October 7, 1968 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kwangju Bank and the KDIC have entered into the Agreement on the Implementation of the Business Plan. As of December 31, 2003, its common stock amounts to (Won)170,403 million (US$142,263 thousand) consisting of 34,080,517 common shares issued and outstanding of which the Company owns 99.99%. Kwangju Bank’s head office is located in Kwangju City, Korea and has 115 domestic branches and offices in Korea.

d.	Woori Credit Card Co., Ltd.

Woori Credit Card Co., Ltd. (“WCC”, formerly Peace Bank of Korea) was established on November 6, 1991 to engage in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, and foreign exchange business with approval from the BOK and the MOFE. On December 17, 2001, WCC changed its name from Peace Bank of Korea to Woori Credit Card Co., Ltd. and is engaged in the credit card business, factoring and other financing services. In connection with the infusion of public funds, WCC and the KDIC have entered into the Agreement on the Implementation of the Business Plan. Pursuant to the business transfer agreement entered into between Woori Bank and WCC on December 26, 2001, the banking business segment (including trust accounts) of WCC was merged into Woori Bank as of December 31, 2001. WCC acquired the credit card subscriber base of Woori Bank on January 31, 2002. WCC has issued new 40,000,000 common shares amounting to (Won)200 billion (US$167 million ) on March 27, 2003 and new 128,000,000 common shares amounting to (Won)640 billion (US$534 million) on September 30, 2003 all of which are purchased by the Company. However, WCC curtailed 380,000,000 common shares amounting to (Won)1,900 billion (US$1,586 million) on December 22, 2003, in a capital reduction without compensation. As a result, the number of issued common stock and capital of WCC decreased to 22,600,000 shares and (Won)113 billion (US$94 million), respectively, as of December 31, 2003, which are entirely owned by the Company. The head office of WCC is located in Seoul, Korea.

e.	Woori Finance Information System Co., Ltd.

Woori Finance Information System Co., Ltd. (“WFIS”, formerly Hanviteun System) was established on April 17, 1989 and is engaged in the business of installing computerized financial systems. On September 29, 2001, the Company purchased all of the common stock of WFIS from Woori Bank in accordance with the group’s functional restructuring, making WFIS a subsidiary of the Company. On October 15, 2001, WFIS changed its name from Hanviteun System Co., Ltd. to Woori Finance Information System Co., Ltd. As of December 31, 2003, its common stock amounts to (Won)4,500 million (US$3,757 thousand) consisting of 900,000 shares issued and outstanding all of which are owned by the Company. The office of WFIS is located in Seoul, Korea.

f.	Woori F&I Co., Ltd.

Woori F&I Co., Ltd. (“WF&I”, formerly Woori Asset Management Co., Ltd. (“WAMC”)) was established on November 16, 2001 to engage in the business of management, operation, and disposition of securitization assets. On September 13, 2002, WF&I split off the asset management business segment and established Woori CA Asset Management Co., Ltd. (“WCAAMC”). As a result, WF&I is engaged in the business of acquisition and disposition of securities issued by asset securitization specialty corporations, established based on the Act on Asset-Backed Securitization for the purpose of non-performing assets securitization, and in the business of acquisition and disposition of equity of asset management corporations, which are established for the purpose of non-performing assets management. On September 16, 2002, WF&I changed its name from Woori Asset Management Co., Ltd. to Woori F&I Co., Ltd. As of December 31, 2003, its common stock amounts to (Won)10,000 million (US$8,349 thousand) consisting of 2,000,000 shares issued and outstanding all of which are owned by the Company. The office of WF&I is located in Seoul, Korea.

g.	Woori Second Asset Securitization Specialty Co., Ltd.

Woori Second Asset Securitization Specialty Co., Ltd. (“WASS2”) was established on December 22, 2001 under the Act on Asset-Backed Securitization of the Republic of Korea as a special purpose company. WASS2 is engaged in the business of management, operation, and disposition of the securitization assets and issuance of asset-backed securities based on the securitization assets acquired from WCC. WASS2 changed its contractor in connection with the asset management and other activities from WF&I to WCAAMC as of September 14, 2002 due to the split off of WCAAMC from WAMC as explained above. As of December 31, 2003, its common stock amounts to (Won)10 million (US$8 thousand) consisting of 2,000 shares issued and outstanding of which the Company owns 95%.

h.	Woori Third Asset Securitization Specialty Co., Ltd.

Woori Third Asset Securitization Specialty Co., Ltd. (“WASS3”) was established on March 15, 2002 under the Act on Asset-Backed Securitization of the Republic of Korea as a special purpose company. WASS3 is engaged in the business of management, operation, and disposition of the securitization assets and issuance of asset-backed securities based on the securitization assets acquired from Woori Bank, Kyongnam Bank and WCC. WASS3 changed its contractor in connection with the asset management and other activities from WF&I to WCAAMC as of September 14, 2002 due to the split off of

WCAAMC from WAMC as explained above. As of December 31, 2003, its common stock amounts to (Won)10 million (US$8 thousand) consisting of 2,000 shares issued and outstanding, all of which are owned by the Company.

i.	Woori Investment Trust Management Co., Ltd.

Woori Investment Trust Management Co., Ltd. (“WITM”, formerly Hanvit Investment Trust Management Co., Ltd.) was established on June 24, 1988 and is engaged in the investment trust business under the Investment Trust Business Law with approval from the MOFE. In connection with the functional restructuring, on March 29, 2002, the Company purchased the entire common stock of WITM from Woori Bank, making WITM a subsidiary of the Company. On May 17, 2002, WITM changed its name from Hanvit Investment Trust Management Co., Ltd. to Woori Investment Trust Management Co., Ltd. As of December 31, 2003, its common stock amounts to (Won)30,000 million (US$25,046 thousand) consisting of 6,000,000 shares issued and outstanding all of which are owned by the Company. The office of WITM is located in Seoul, Korea.

j.	Woori Securities Co., Ltd.

Woori Securities Co., Ltd. (“Woori Securities”, formerly Hanvit Securities Co., Ltd.) was established on August 26, 1954 to engage mainly in trading, agency, brokerage, and underwriting of securities and listed its shares on the Korea Stock Exchange on July 26, 1988. In connection with the functional restructuring, as of July 29, 2002, the Company acquired 40.2% (13,250,570 shares) of common stock of Woori Securities from Woori Bank, making Woori Securities a subsidiary of the Company. On June 1, 2002, Woori Securities changed its name from Hanvit Securities Co., Ltd. to Woori Securities Co., Ltd. As of December 31, 2003, its common stock amounts to (Won)164,782 million (US$137,571 thousand) consisting of 32,956,413 shares issued and outstanding of which the Company owns 52.71%. The head office of Woori Securities is located in Seoul, Korea. Woori Securities has 41 branches and 21 offices in Korea.

k.	Woori Credit Information Co., Ltd.

Woori Credit Information Co., Ltd. (“WCI”, formerly Hanvit Credit Information Co., Ltd.) was established on March 15, 1991 and is engaged in the credit investigation business and credit collection business under the Act on Use and Protection of Credit Information of the Republic of Korea. On June 1, 2002, WCI changed its name from Hanvit Credit Information Co., Ltd. to Woori Credit Information Co., Ltd. As of December 31, 2003, the common stock of WCI amounts to (Won)5,040 million (US$4,208 thousand) consisting of 1,008,000 shares issued and outstanding and is wholly owned by Woori Bank. The head office of WCI is located in Seoul, Korea. WCI has 6 branches or offices in Korea.

l.	Woori America Bank

Woori America Bank (“WAB”, formerly Hanvit America Bank) was established on January 7, 1984 and is engaged in the banking business in New York, U.S.A. On May 20, 2002, WAB changed its name from Hanvit America Bank to Woori America Bank. WAB merged with Panasia Bank N.A. on September 11, 2003. As of December 31, 2003, its common stock amounts to US$42,500 thousand consisting of 8,500,000 shares issued and outstanding and is wholly owned by Woori Bank.

m.	P.T. Bank Woori Indonesia

PT. Bank Woori Indonesia (“BWI”, formerly P.T. Bank Hanvit Indonesia) was established on June 18, 1992 and is engaged in the banking business in Indonesia. BWI changed its name from P.T. Bank Hanvit Indonesia to PT. Bank Woori Indonesia on May 20, 2002. As of December 31, 2003, its common stock amounts to IDR 170,000 million consisting of 1,700 shares issued and outstanding of which Woori Bank owns 81.6%.

n.	Woori CA Asset Management Co., Ltd.

Woori CA Asset Management Co., Ltd. (“WCAAMC”) was established on September 14, 2002 as an asset management company for asset securitization specialty companies established based on the Act on Asset-Backed Securitization and is engaged in the business of management, operation, and disposition of securitization assets. WCAAMC was established through split-off from WF&I in accordance with the Joint Venture Agreement entered into by the Company and Lehman Brothers Luxembourg Investment S.a.r.l. (“LB Luxembourg”). In addition, it took over the asset management and operation contracts from WAMC and therefore, is engaged in managing and operating the assets of WASS2, WASS3, and Woori LB First • Second • Third • Fourth • Fifth • Sixth • Seventh • Eighth and Woori F&I First • Second • Fourth Asset Securitization Specialty Co., Ltds. As of December 31, 2003, WCAAMC’s common stock amounts to (Won)4,000 million (US$3,339 thousand) consisting of 800,000 shares issued and outstanding of which WF&I and LB Luxembourg own 51% and 49%, respectively. The office of WCAAMC is located in Seoul, Korea.

The Company’s consolidated subsidiaries as of December 31, 2003 are summarized as follows:

Parent companies	Subsidiaries	Number of shares owned	Percentage of owner- ship (%)	Fiscal year end
Woori Finance Holdings Co., Ltd.	Woori Bank (*1)	570,567,520	100.0	December 31
	Kyongnam Bank	51,800,000	99.9	December 31
	Kwangju Bank	34,080,000	99.9	December 31
	Woori Credit Card Co., Ltd.(*2)	22,600,000	100.0	December 31
	Woori Finance Information System Co., Ltd.	900,000	100.0	December 31
	Woori F&I Co., Ltd.	2,000,000	100.0	December 31
	Woori Second Asset Securitization Specialty Co., Ltd.	1,900	95.0	December 31
	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	December 31
	Woori Investment Trust Management Co., Ltd.	6,000,000	100.0	March 31
	Woori Securities Co., Ltd. (*3)	17,372,300	52.7	March 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	December 31
	Woori America Bank (*4)	8,500,000	100.0	December 31
	PT. Bank Woori Indonesia	1,387	81.6	December 31
Woori F&I Co., Ltd.	Woori CA Asset Management Co., Ltd.	408,000	51.0	December 31

(*1)	The number of outstanding shares of Woori Bank increased by 17,687,520 shares as a result of Woori Bank’s merger with Woori Investment Bank on July 31, 2003.

(*2)	On March 27, 2003 and September 30, 2003, the Company purchased 40,000,000 new shares of WCC for (Won)200,000 million (US$166,973 thousand) and 128,000,000 new shares of WCC for (Won)640,000 million (US$534,313 thousand). However, WCC curtailed 380,000,000 shares amounting to (Won)1,900 billion (US$1,586 million) in a capital reduction without compensation on December 10, 2003.

(*3)	The Company purchased 4,121,730 shares of Woori securities for (Won)16,899 million (US$14,108 thousand) on November 28, 2003.

(*4)	Woori Bank purchased 1,500,000 new shares of WAB for US$15 million on September 3, 2003.

The Company’s consolidated subsidiaries as of December 31, 2002 are summarized as follows:

Parent companies	Subsidiaries	Number of shares owned	Percentage of owner- ship (%)	Fiscal year end
Woori Finance Holdings Co., Ltd.	Woori Bank (*1)	552,880,000	100.0	December 31
	Kyongnam Bank	51,800,000	99.9	December 31
	Kwangju Bank	34,080,000	99.9	December 31
	Woori Credit Card Co., Ltd.	234,600,000	100.0	December 31
	Woori Investment Bank (*1)	498,240,000	100.0	March 31
	Woori Finance Information System Co., Ltd. (*2)	900,000	100.0	December 31
	Woori F&I Co., Ltd.	2,000,000	100.0	December 31
	Woori First Asset Securitization Specialty Co., Ltd. (*3)	1,900	95.0	December 31
	Woori Second Asset Securitization Specialty Co., Ltd.	1,900	95.0	December 31
	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	December 31
	Woori Investment Trust Management Co., Ltd.	6,000,000	100.0	March 31
	Woori Securities Co., Ltd.	13,250,570	40.2	March 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	December 31
	Woori America Bank	7,000,000	100.0	December 31
	P.T. Bank Woori Indonesia	1,387	81.6	December 31
Woori F&I Co., Ltd.	Woori CA Asset Management Co., Ltd.	408,000	51.0	December 31

(*1)	WIB was merged into Woori Bank on July 31, 2003.

(*2)	WFIS changed its fiscal year end from March 31 to December 31 in 2002.

(*3)	WASS1 registered the completion of liquidation on December 11, 2003.

(3)	Affiliates accounted for by using the equity method of accounting.

General information pertaining to the entities accounted for by using the equity method is as follows:

a.	BC Card Co., Ltd.

BC Card Co., Ltd. (“BC Card”) was established on September 7, 1983 to engage in the agency business such as managing card members for BC Card member banks, credit card business, and other related businesses. As of December 31, 2003, its common stock amounts to (Won)44,000 million ($36,734 thousand) consisting of 4,400,000 shares issued and outstanding. Woori Bank and Kyongnam Bank own 27.7% and 2.0%, respectively, of the common stock of BC Card. The head office of BC Card is located in Seoul, Korea, and BC Card has 21 branches or offices in Korea.

b.	Byucksan E&C Co., Ltd.

Byucksan E&C Co., Ltd. (“Byucksan”) was established in September 1958 to engage in construction and has listed its shares on the Korea Stock Exchange since June 1975. Byucksan entered into a Memorandum Of Understanding (MOU) with its committee of creditors on the implementation of the management improvement plan including reduction of capital to curtail, debt-equity swap, and issuance of convertible bonds on December 24, 1998. The committee of creditors approved the finalization of such MOU on October 11, 2002. Woori Bank and Kyongnam Bank, subsidiaries of the Company, purchased shares of Byucksan by debt-equity swap in connection with the MOU. As of December 31, 2003, Byucksan’s stock amounts to (Won)190,671 million (US$159,184 thousand) consisting of 37,895,093 of common shares and 239,130 of preferred shares issued and outstanding. Woori Bank and Kyongnam Bank own 30.03% and 0.53%, respectively, of the common stock of Byucksan.

c.	Korea Finance Security Co., Ltd.

Korea Finance Security Co., Ltd. (“KFS”) was established on December 7, 1990 to engage in the business of protecting the cash, securities, and important documents entrusted by financial institutions. As of December 31, 2003, its common stock amounts to (Won)7,000 million ($5,844 thousand) consisting of 1,400,000 shares issued and outstanding. Woori Bank owns 16.7% of KFS. The head office of KFS is located in Seoul, Korea.

d.	Woori LB First Asset Securitization Specialty Co., Ltd.

Woori LB First Asset Securitization Specialty Co., Ltd. (“WLBASS1”) was established on September 16, 2002 as an asset securitization specialty company in accordance with the Act on Asset-Backed Securitization, and is engaged in the asset-backed securitization business of issuing asset-backed securities based on the securitization assets acquired from WASS1, and collection, management, operation, and disposition of the securitization assets. As of December 31, 2003, common stock of WLBASS1 amounts to (Won)8,000 million ($6,679 thousand) consisting of 1,600,000 shares issued and outstanding. WF&I and LB Luxembourg own 30% and 70%, respectively, of WLBASS1.

e.	Woori LB Second Asset Securitization Specialty Co., Ltd.

Woori LB Second Asset Securitization Specialty Co., Ltd. (“WLBASS2”) was established on December 9, 2002 as an asset securitization specialty company in accordance with the Act on Asset-Backed Securitization, and is engaged in the asset-backed securitization business of issuing asset-backed securities based on the securitization assets acquired from WASS2, and collection, management, operation, and disposition of the securitization assets. As of December 31, 2003, common stock of WLBASS1 amounts to (Won)2,300 million ($1,920 thousand) consisting of 460,000 shares issued and outstanding. WF&I and LB Luxembourg own 30% and 70%, respectively, of WLBASS2.

f.	Woori LB Third Asset Securitization Specialty Co., Ltd.

Woori LB Third Asset Securitization Specialty Co., Ltd. (“WLBASS3”) was established on December 9, 2002 as an asset securitization specialty company in accordance with the Act on Asset-Backed Securitization, and is engaged in the asset-backed securitization business of issuing asset-backed securities based on the securitization assets acquired from WASS3, and collection, management, operation, and disposition of the securitization assets. As of December 31, 2003, common stock of WLBASS1 amounts to (Won)6,900 million ($5,761 thousand) consisting of 1,380,000 shares issued and outstanding. WF&I and LB Luxembourg own 30% and 70%, respectively, of WLBASS3.

g.	Woori LB Fourth Asset Securitization Specialty Co., Ltd.

Woori LB Fourth Asset Securitization Specialty Co., Ltd. (“WLBASS4”) was established on December 9, 2002 as an asset securitization specialty company in accordance with the Act on Asset-Backed Securitization, and is engaged in the asset-backed securitization business of issuing asset-backed securities based on the securitization assets acquired from WIB, and collection, management, operation, and disposition of the securitization assets. As of December 31, 2003, common stock of WLBASS4 amounts to (Won)7,200 million ($6,011 thousand) consisting of 1,440,000 shares issued and outstanding. WF&I and LB Luxembourg own 30% and 70%, respectively, of WLBASS4.

h.	Woori LB Fifth Asset Securitization Specialty Co., Ltd.

Woori LB Fifth Asset Securitization Specialty Co., Ltd. (“WLBASS5”) was established on March 11, 2003 as an asset securitization specialty company in accordance with the Act on Asset-Backed Securitization, and is engaged in the asset-backed securitization business of issuing asset-backed securities based on the securitization assets, acquired from Asset Securitization Specialties and Trust Accounts of Woori bank, and collection, management, operation, and disposition of the securitization assets. As of December 31, 2003, common stock of WLBASS5 amounted to (Won)39,000 million ($32,560 thousand) consisting of 7,800,000 shares issued and outstanding. WF&I and LB Luxembourg own 30% and 70%, respectively, of WLBASS5.

i.	Woori LB Sixth Asset Securitization Specialty Co., Ltd.

Woori LB Sixth Asset Securitization Specialty Co., Ltd. (“WLBASS6”) was established on March 11, 2003 as an asset securitization specialty company in accordance with the Act on Asset-Backed Securitization, and is engaged in the asset-backed securitization business of issuing asset-backed securities based on the securitization assets acquired from Woori bank, and collection, management, operation, and disposition of the securitization assets. As of December 31, 2003, common stock of WLBASS6 amounts to (Won)3,900 million ($3,256 thousand) consisting of 780,000 shares issued and outstanding. WF&I and LB Luxembourg own 30% and 70%, respectively, of WLBASS6.

j.	Woori LB Eighth Asset Securitization Specialty Co., Ltd.

Woori LB Eighth Asset Securitization Specialty Co., Ltd. (“WLBASS8”) was established on July 1, 2003 as an asset securitization specialty company in accordance with the Act on Asset-Backed Securitization, and is engaged in the asset-backed securitization business of issuing asset-backed securities based on the securitization assets acquired from WCC, and collection, management, operation, and disposition of the securitization assets. As of December 31, 2003, common stock of WLBASS8 amounts to (Won)2,000 million ($1,670 thousand) consisting of 400,000 shares issued and outstanding. WF&I and HY Investment (Ireland) Ltd. own 30% and 70%, respectively, of WLBASS8.

k.	Woori F&I First Asset Securitization Specialty Co., Ltd.

Woori F&I First Asset Securitization Specialty Co., Ltd. (“WF&IASS1”) was established on June 18, 2003 as an asset securitization specialty company in accordance with the Act on Asset-Backed Securitization, and is engaged in the asset-backed securitization business of issuing asset-backed securities based on the securitization assets acquired from Woori bank, and collection, management, operation, and disposition of the securitization assets. As of December 31, 2003, common stock of WF&IASS1 amounts to (Won)426 million (US$356 thousand) consisting of 42,560 shares issued and outstanding. WF&I and Global Asset Investment Co., Ltd. own 30% and 70%, respectively, of WF&IASS1.

l.	Woori F&I Second Asset Securitization Specialty Co., Ltd.

Woori F&I Second Asset Securitization Specialty Co., Ltd. (“WF&IASS2”) was established on June 18, 2003 as an asset securitization specialty company in accordance with the Act on Asset-Backed Securitization, and is engaged in the asset-backed securitization business of issuing asset-backed securities based on the securitization assets acquired from Woori Bank, and collection, management, operation, and disposition of the securitization assets. As of December 31, 2003, common stock of WF&IASS2 amounts to (Won)361 million (US$301 thousand) consisting of 36,080 shares issued and outstanding. WF&I and HS Asset Investment Co., Ltd. own 30% and 70%, respectively, of WF&IASS2.

m.	Woori F&I Fourth Asset Securitization Specialty Co., Ltd.

Woori F&I Fourth Asset Securitization Specialty Co., Ltd. (“WF&IASS4”) was established on July 15, 2003 as an asset securitization specialty company in accordance with the Act on Asset-Backed Securitization, and is engaged in the asset-backed securitization business of issuing asset-backed securities based on the securitization assets acquired from WIB, and collection, management, operation, and disposition of the securitization assets. As of December 31, 2003, common stock of WF&IASS4 amounts to (Won)69 million (US$58 thousand) consisting of 6,900 shares issued and outstanding. WF&I and GB Synerworks Co., Ltd. own 30% and 70%, respectively, of WF&IASS4. The office of WF&IASS4 is located in Seoul, Korea.

The entities accounted for using the equity method of accounting by the subsidiaries of the Company as of December 31, 2003 are summarized as follows:

Investors	Investees	Number of shares owned	Percentage of ownership (%)	Fiscal year end
Woori Bank and Kyongnam Bank	BC Card Co., Ltd.	1,303,920	29.6	December 31
"	Byucksan E&C Co., Ltd.	11,552,500	30.6	December 31
Woori Bank	Korea Finance Security Co., Ltd.	233,000	16.7	March 31
Woori F&I Co., Ltd.	Woori LB First Asset Securitization Specialty Co., Ltd.	480,000	30.0	December 31
"	Woori LB Second Asset Securitization Specialty Co., Ltd.	138,000	30.0	December 31
"	Woori LB Third Asset Securitization Specialty Co., Ltd.	414,000	30.0	December 31
"	Woori LB Fourth Asset Securitization Specialty Co., Ltd.	432,000	30.0	December 31
"	Woori LB Fifth Asset Securitization Specialty Co., Ltd. (*1)	2,340,000	30.0	December 31
"	Woori LB Sixth Asset Securitization Specialty Co., Ltd. (*1)	234,000	30.0	December 31
"	Woori LB Eighth Asset Securitization Specialty Co., Ltd. (*1)	120,000	30.0	December 31
"	Woori F&I First Asset Securitization Specialty Co., Ltd. (*2)	12,768	30.0	December 31
"	Woori F&I Second Asset Securitization Specialty Co., Ltd. (*2)	10,824	30.0	December 31
"	Woori F&I Fourth Asset Securitization Specialty Co., Ltd. (*2)	2,070	30.0	December 31

(*1)	Woori F&I purchased common shares of Woori LB Fifth Asset Securitization Specialty Co., Ltd. and Woori LB Sixth Asset Securitization Specialty Co., Ltd. on March 11, 2003 and Woori LB Eighth Asset Securitization Specialty Co., Ltd. on July 10, 2003.

(*2)	Woori F&I purchased common shares of Woori F&I First Asset Securitization Specialty Co., Ltd. and Woori F&I Second Asset Securitization Specialty Co., Ltd. on June 18, 2003 and Woori F&I Fourth Asset Securitization Specialty Co., Ltd. on July 29, 2003.

The entities accounted for by using the equity method of accounting by the subsidiaries of the Company as of December 31, 2002 is summarized as follows:

Investors	Investees	Number of shares owned	Percentage of ownership (%)	Fiscal year end
Woori Bank and Kyongnam Bank	BC Card Co., Ltd.	1,303,920	29.6	December 31
"	Byucksan E&C Co., Ltd.	11,887,060	29.9	December 31
Woori Bank	Korea Finance Security Co., Ltd.	351,960	22.0	March 31
Woori F&I Co., Ltd.	Woori LB First Asset Securitization Specialty Co., Ltd.	480,000	30.0	December 31
"	Woori LB Second Asset Securitization Specialty Co., Ltd.	138,000	30.0	December 31
"	Woori LB Third Asset Securitization Specialty Co., Ltd.	414,000	30.0	December 31
"	Woori LB Fourth Asset Securitization Specialty Co., Ltd.	432,000	30.0	December 31

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidated Financial Statement Presentation

The Company and its subsidiaries maintains its official accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company and its subsidiaries that conform with the accounting principles generally accepted in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, the accompanying consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been restructured and translated into English from the Korean language financial statements.

The US dollar amounts presented in these financial statements were computed by translating Korean won into US dollars at the rate of (Won)1,197.80 to US$1.00, the Base Rate announced by Seoul Money Brokerage Service, Ltd at December 31, 2003, solely for the convenience of the reader. This convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed in preparing the accompanying consolidated financial statements are summarized below.

(1)	Accounting for consolidation

a.	Investment and equity account elimination and inter-company transaction elimination

The Company’s investments in subsidiaries and equity accounts of subsidiaries were eliminated as of the date the Company obtained control of the subsidiaries. The differences between acquisition costs and net assets acquired are recorded either in goodwill or negative goodwill amortized using the straight-line method over its estimated economic useful life. If additional shares are purchased after control of the subsidiaries having been obtained, the differences between acquisition costs and net assets acquired are credited or charged to consolidated capital surplus. If the acquisition date is not the year-end balance sheet date of subsidiaries, the nearest accounting closing date to the actual acquisition date is regarded as the acquisition date. All significant inter-company transactions are eliminated in the consolidated financial statements.

b.	Overseas consolidated subsidiaries’ financial statements’ conversion rate

The Korean won amounts presented in the financial statements of the overseas consolidated subsidiaries were computed by translating US dollar into Korean won based on the Base rate ($1.00 to (Won)1,197.80 and (Won)1,200.40 at December 31, 2003 and 2002, respectively) published by Seoul Money Brokerage Service, Ltd. and cross rates.

c.	The equity method of accounting

For investments in affiliates accounted for using the equity method of accounting, the difference between acquisition costs and net assets acquired at the acquisition date is added to or deducted from the carrying amount of investments and is being amortized using a straight-line method over five years. Changes in the Company and its subsidiaries’ portion of net assets of affiliates accounted for using the equity method of accounting are added to or deducted from the carrying amount of investments. The increases or decreases in amount of investments resulting from changes in net income of the affiliates are added to or deducted from consolidated net income, changes in retained earnings of the affiliates are reflected in the consolidated retained earnings and the increases or decreases resulting from changes in capital surplus or capital adjustment of the affiliates are added to or deducted from consolidated capital surplus or consolidated capital adjustment, respectively.

d.	Date of the consolidated financial statements

The accompanying consolidated financial statements are stated as of December 31, 2003 and 2002, the balance sheets date of the Company. In case the balance sheet dates of affiliates differ from the Company’s, the Company used the balance sheets of affiliates as of December 31, 2003 and 2002 and the related consolidated statements of income for the year ended December 31, 2003 and 2002.

e.	Minority interests

Minority interests of consolidated subsidiaries’ gain or loss net are deducted from or added to consolidated net income.

(2)	Securities (excluding investment securities accounted for using the equity method of accounting)

Debt and equity securities are initially stated at their acquisition costs (fair value of considerations paid) including incidental cost incurred in connection with acquisition of the related securities using the moving average method and divided into trading, available-for-sale, or held-to-maturity securities, based on their intent with respect to those securities. The Company and its subsidiaries classify securities as trading securities when those securities are held principally for the purpose of selling them in the near term. Debt securities, when the Company and its subsidiaries have the positive intent to hold such securities to maturity and the ability to do so, are classified as held-to-maturity securities. All other securities are classified as available-for-sales securities.

The following details the Company’s accounting for securities, except for the equity securities accounted for using the equity method of accounting:

a.	Trading securities

Trading securities are stated at fair value with gains or losses on valuation charged to current operations.

b.	Available-for-sale securities

Securities classified as available-for-sale are stated at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in capital adjustments and the accumulated unrealized gains or losses are reflected to net income when the securities are sold or written down. Equity securities without readily determinable fair value can be stated at acquisition cost on the financial statement if the fair value of the securities is not credibly determinable.

The declines in the fair value (or recoverable value) of individual available-for-sale securities below their acquisition or amortized cost that are other than temporary, result in write-downs of the individual securities to their fair value. Factors in determining whether such declines in value are other than temporary are considered on each balance sheet date. The Company and its subsidiaries recognize the write-downs, estimating the recoverable value of individual available-for-sale securities unless there is a clear evidence to indicate that such write-downs are not deemed necessary. The related write-downs are recorded in current operations as loss on impairment of available-for-sale securities.

c.	Held-to-maturity securities

Held-to-maturity securities are presented at acquisition cost after premiums or discounts for debt securities are amortized or accreted, respectively. The Company and its subsidiaries recognize write-downs resulting from the declines in the fair value, which is computed by discounting expected cash flows (recoverable cash flows) using the effective interest rate on the acquisition date, below their book value on balance sheet date and states those securities at the fair value. The related write-downs are recorded in current operations as loss on impairment of securities held-to-maturity.

d.	Reversal of loss on impairment of available-for-sale and held-to-maturity securities

For available-for-sale securities, the reversal is recorded in current operations up to the previously recognized impairment loss as a reversal of loss on impairment of available-for-sale securities, and any excess is included in capital adjustment as a gain on valuation of available-for-sale securities. However, if the increases in the fair value of the impaired securities are not regarded as a reversal of the impairment, the increases in the fair value are recorded on capital adjustments. For equity securities without readily determinable fair value, which were impaired based on the net asset value, the reversal is recorded up to their acquisition cost. For held-to-maturity securities, the reversal is recorded in current operations up to the amount previously recognized impairment loss as a reversal of loss on impairment of held-to-maturity securities.

e.	Reclassification of securities

If the objective and ability to hold securities of the Company and its subsidiaries change, available-for-sale securities can be reclassified to held-to-maturity securities and held-to-maturity securities can be reclassified to available-for-sale securities. Whereas, if the Company and its subsidiaries sell held-to-maturity securities, exercise a right to prepay, or reclassify held-to-maturity securities to available-for-sale securities within the three fiscal years, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities. On the other hand, trading securities cannot be reclassified to available-for-sale securities or held-to-maturity securities and securities in the other categories cannot be reclassified to trading securities. Nevertheless, trading securities can be reclassified to available-for-sale securities only when the fair value of the trading securities cannot be readily determinable.

When held-to-maturity securities are reclassified to available-for-sale securities, those securities are stated at the fair value on the reclassification date and the difference between the fair value and book value are recorded in capital adjustment as gains or losses on valuation of available-for-sale securities. For available-for-sale securities reclassified to held-to-maturity securities, gains or losses on valuation of available-for-sales securities, which had been accumulated until the reclassification, continue to be stated on capital adjustment and will be amortized using the effective interest method and be charged to interest income by maturity. The difference between the fair value on the reclassification date and the face value of the securities reclassified to held-to-maturity securities is amortized using the effective interest method and charged to interest income. In case the fair value of trading securities cannot be readily determinable, the securities are reclassified to available-for-sale securities at the latest fair value.

f.	The effect of accounting change for adoption of Statements of Korea Accounting Statements (“SKAS”) No. 8

SKAS No. 8 –“Securities” that revised the accounting and reporting for securities, is effective for the fiscal year beginning after December 31, 2002. The Company and its subsidiaries adopted SKAS No. 8 on January 1, 2003 and applied it retroactively, reclassifying the accounts relating to securities in the consolidated financial statements as of December 31, 2002, which are presented for comparative purposes in the accompanying consolidated financial statements. Such reclassification did not have an effect on the total assets, retained earnings, or net income in the consolidated financial statements as of and for the year ended December 31, 2002.

Up until the prior fiscal year, increases in fair values of impaired available-for-sale securities that were not objectively regarded as a reversal of impairment loss event were not accounted for as a capital adjustment. However, as explained above, since SKAS No. 8 was newly adopted in 2003, the increases in the fair value of the impaired available-for-sales securities are recorded as capital adjustments as gains on valuation of available-for-sales securities. As a result, (Won)220 billion (US$184 million) of gain on valuation of available-for-sale securities relating to securitization subordinated bonds was recorded as capital adjustment as of December 31, 2003. In addition, the Company and its subsidiaries recorded (Won)14 billion (US$12 million) of gains on valuation of the Stock Market Stabilization Fund as capital adjustment as of December 31, 2003.

(3)	Convertible securities

SKAS No. 9 -“Convertible Securities” revises the accounting and reporting for convertible securities. The statement requires the recognition of the value of conversion rights when convertible bonds are issued. SKAS No. 9 is effective for the fiscal year beginning after December 31, 2002. Accordingly, the Company and its subsidiaries recognized the consideration for conversion rights by computing the issuance price of the convertible bonds less the market price of straight bonds as of the issuance date of the convertible bonds. The consideration for conversion rights is recorded in other capital surplus when the bonds are issued and it will be credited to additional paid-in capital if the right is exercised. Reconciliation for conversion rights is presented as a deduction from the bonds and the redemption premium, if any, is added to the debentures. In accordance with SKAS No. 9, the convertible bonds issued before December 31, 2002 are reported in accordance with the previous accounting standards for convertible bonds.

(4)	Interest income recognition

The Company and its subsidiaries recognize interest income on loans on the accrual basis, except for interest income on loans having overdue interest and principal, and loans to customers who are bankrupt. When a loan is reclassified as a non-interest-accrued loan, accrued interest income recorded in prior periods is reversed and future interest income is recognized on a cash basis.

(5)	Allowance for possible losses on credits

The Company and its subsidiaries classify corporate credits, including loans and confirmed acceptances and guarantees based on the borrowers’ capacity to repay in consideration of the borrowers’ business operations, financial position and future cash flows, past due period and status of any bankruptcy proceedings. Credits to small companies and to households, however, are classified by past due period and status of bankruptcy proceedings and not by evaluating the debt repayment capability of a borrower or customer. The Company and its subsidiaries classify all credits to a single borrower in the same category of classification, but credits guaranteed or credits collateralized by bank deposits, real estate and other assets may be classified differently based on the borrowers’ guarantor’s capability to service such guarantee or based on the value of collateral securing such credits.

The classification of the loans and the minimum percentages of allowances for possible loan losses by types of loans applied by the Company and its subsidiaries as of December 31, 2003 are as follows:

Class	Classification	Loans to corporate	Loans to households	Credit card accounts
1 ~ 6	Normal	Not less than 0.5%	Not less than 0.75%	Not less than 1%
7	Precautionary	Not less than 2%	Not less than 8%	Not less than 12%
8	Substandard	Not less than 20%	Not less than 20%	Not less than 20%
9	Doubtful	Not less than 50%	Not less than 55%	Not less than 60%
10	Loss	100%	100%	100%

Confirmed acceptances and guarantees are classified, as of the balance sheet date, using the same criteria as for loan classification. The allowance for possible losses on confirmed acceptances and guarantees is presented in other liabilities.

The Company and its subsidiaries classify loans and confirmed acceptances and guarantees extended to borrowers under workout and court receivership and mediation, financial institutions, and the top 50 percent of borrowers based on more detailed classification criteria than provided by the five categories above. An allowance for possible losses on those credits is calculated on the balances using 0.5 to 100 percent allowance rates and the resulting effect is charged to current operations.

(6)	Restructuring of loans

A loan, whose contractual terms are modified in a troubled debt restructuring due to mutual agreements such as commencement of reorganization, court mediation and workout plans, is accounted for at the present value of expected future cash flows, if the book value of the loan differs from the present value. The difference between book value and present value is offset against the allowance for possible loan losses and any remaining amounts are charged to operations as bad debt expense. The difference between the book value of a loan and its present value is recorded as present value discount, which is presented as a deduction from the loan. The present value discount is amortized over the remaining maturity using the effective interest rate method, and the amortization amount is recorded as interest income.

(7)	Disposition of loans

As loans are sold, which are evaluated by an independent appraiser, the losses or gains on disposition of the loans are charged to the allowance for possible losses on the loans.

(8)	Valuation of receivables and payables at present value

Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions and other similar transactions are stated at present value of expected future cash flows with the gain or loss on disposition of related receivables and payables reflected in current operations, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method with the amortization recorded as interest income or interest expense.

(9)	Tangible assets and depreciation

Tangible assets included in fixed assets are recorded at acquisition cost, except for assets revalued upward in accordance with the Asset Revaluation Law. Routine maintenance and repairs are expensed as incurred. Expenditures that result in enhancement of the value or extension of the useful lives of the facilities involved are capitalized as additions to tangible assets.

Depreciation is computed using the declining balance method or straight-line method based on the estimated useful lives of the assets.

(10)	Intangible assets and amortization

Intangible assets included in fixed assets are recorded at the production cost or acquisition cost, plus incidental expenses. Expenditures incurred in conjunction with development of new products or technology and others, in which the elements of costs can be individually identified and future economic benefits are probably expected, are capitalized as development costs under intangible assets. If the Company or its subsidiaries donate assets such as buildings to the national government or to the local government and is given a right to use or benefit from the assets, the donated assets are recorded as beneficial donated assets under intangible assets. Intangible assets are amortized using the straight-line method over the estimated useful lives or contractual benefit period.

(11)	Valuation allowance for non-business use property

Non-business use property included in fixed assets is recorded when the Company acquires collateral by foreclosure. If the auction-bidding price is lower than book value, the difference is provided as a valuation allowance with the valuation loss charged to current operations.

(12)	Amortization of discount (premium) on debentures

Discounts or premiums on debentures issued are accreted or amortized over the period from issuance to maturity using the effective interest rate method. Accretion or amortization of discounts or premiums are recognized as interest expense or interest income on the debentures.

(13)	Recognition of asset impairment

When the book value of assets (except for trading securities, investment securities and assets valued at present value) exceeds the recoverable value of the assets due to obsolescence, physical damage or a sharp decrease in market value and the difference is material, those assets are adjusted to recoverable value in the balance sheet with the resulting impairment loss charged to current operations. If the recoverable value of assets increases in subsequent years, the increase in value is credited to operations as a gain until the recoverable value equals the book value of the assets before the impairment loss was recognized.

(14)	Accrued severance benefits

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company and its subsidiaries. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate as of December 31, 2003 and 2002 amount to (Won)219,672 million (US$183,396 thousand) and (Won)133,996 million (US$111,868 thousand), respectively.

(15)	Bonds under resale or repurchase agreements

Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Company’s subsidiaries purchase or sell securities under resale or repurchase agreements.

(16)	Accounting for derivative instruments

Derivative instruments are classified as either trading or hedging depending on their transaction purpose. Derivative instruments are accounted for at fair value with the valuation gain or loss recorded as assets or liabilities. The accounting for derivative transactions that are part of a qualified hedge, which is determined based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting, differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

(17)	Income tax expense

Income tax expense is the amount currently payable and changes during for the year in deferred income tax assets and liabilities. However, deferred income tax assets are recognized only if the future tax benefits from accumulated temporary differences and tax loss carry forwards are realizable. The difference between the amount currently payable for the period and income tax expense is accounted for as deferred income tax assets or liabilities and offset against income tax assets and liabilities in future periods. The deferred income tax assets and liabilities from the individual financial statements of consolidated subsidiaries are not netted against each other in the accompanying consolidated balance sheets.

(18)	Accounting for foreign currency translation

The Korean won equivalent of assets and liabilities denominated in foreign currencies are translated in these consolidated financial statements based on Base Rate announced by Seoul Money Brokerage Service Ltd. ((Won)1,197.80 and (Won)1,200.40 to $1.00 at December 31, 2003 and 2002, respectively) or cross rates as of the balance sheets date. Translation gains and losses on foreign currencies denominated assets and liabilities are credited or charged to operations.

(19)	Stock options

The Company and its subsidiaries value the stock options at fair value. The fair value of stock options is charged to salary expense (included in administration expense) in the consolidated statement of income and credited as stock option (included in capital adjustment) in the consolidated balance sheet over the contract term of the services provided.

(20)	Earnings per common share

Basic ordinary income per common share and basic net income per common share are computed by dividing the ordinary income (after deducting the tax effect) and net income, respectively, by the weighted average number of common shares outstanding during the year.

Diluted ordinary income per common share and diluted net income per common share are computed by dividing the diluted ordinary income and diluted net income by the sum of the weighted average number of common shares and the number of dilutive potential common shares from dilutive securities. Diluted securities were assumed to exercise or converted at the start of this fiscal year except for the securities, which were issued during this fiscal year.

(21)	Adoption of SKAS

Korea Accounting Standards Board (“KASB”) has issued SKASs that replaced existing Korean Financial Accounting Standards (“KFAS”) in order to enhance the global convergence of existing accounting standards and usefulness of accounting information. Accordingly, the Company has adopted SKASs in 2003, except that the Company early adopted SKAS No. 6 - “Subsequent Events” in 2002.

3.	RESTRICTED DUE FROM BANKS

Restricted due from banks as of December 31, 2003 are as follows (Unit: Korean won in millions):

Financial institution	Dec. 31, 2003		Reason of restriction
Due from banks in local currency
Bank of Korea	(Won)	2,634,748	Banking law
Korea Stock Exchange and others		400	Indemnity fund and other
Korea Securities Finance Corporation and others		146,450	Regulation of securities supervisory
Korea Securities Depositary		190	Indemnity fund and other
Others		48	Collateral for guarantees and other

Sub total		2,781,836

Due from banks in foreign currencies
Bank of Korea and others		209,230	Banking law
Bank of Japan and others		970	Reserve deposits on overseas banks
Lehman Brothers		47,912	Collateral for credit derivatives
Bangladesh Bank and others		17,966	Reserve deposits on overseas banks
Bank of Indonesia and others		6,964	Reserve deposits on overseas banks
Federal Reserve Bank		3,593	Guarantee for FRB discount window
Industrial & Commercial Bank of China and others		17,841	Reserve deposits on overseas banks
Federal Tennessee National		11,978	Line of credit

Sub total		316,454

Total	(Won)	3,098,290

Restricted due from banks as of December 31, 2002 are as follows (Unit: Korean won in millions):

Financial institution	Dec. 31, 2002		Reason of restriction
Due from banks in local currency
Bank of Korea	(Won)	2,016,060	Banking law
Korea Stock Exchange and others		7,392	Indemnity fund and other
Korea Securities Finance Corporation and others		118,234	Regulation of securities supervisory
Korea Life Insurance and others		75,076	Guarantee for employee benefits.
Hanareum Merchant Bank and others		8,987	Restructuring of merchant banks
Others		373

Sub total		2,226,122

Due from banks in foreign currencies
Bank of Korea		282,897	Banking law
Bank of Japan and others		1,086	Reserve deposits on oversea banks
Lehman Brothers		88,881	Collateral for credit derivatives
Bangladesh Bank and others		17,406	Reserve deposits on overseas banks
Bank of Indonesia and others		4,785	Reserve deposits

Sub total		395,055

Total	(Won)	2,621,177

4.	TRADING SECURITIES

Trading securities as of December 31, 2003 and 2002 are as follows:

	Korean won				US dollars (Note 2)
	Dec. 31, 2003		Dec. 31, 2002		Dec. 31, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Equity securities	(Won)	108,091	(Won)	64,805	US$	90,241	US$	54,103
Government bonds		684,432		691,507		571,408		577,314
Finance debentures		626,851		845,419		523,335		705,810
Corporate bonds		580,765		849,810		484,860		709,476
Beneficiary certificates		600,471		305,625		501,312		255,155
Trading securities in foreign currencies		24,216		84,278		20,217		70,361
Others		103,017		102,356		86,005		85,453

Total	(Won)	2,727,843	(Won)	2,943,800	US$	2,277,378	US$	2,457,672

5.	AVAILABLE-FOR-SALE SECURITIES

(1)	Available-for-sale securities as of December 31, 2003 and 2002 are as follows:

	Korean won				US dollars (Note 2)
	Dec. 31, 2003		Dec. 31, 2002		Dec. 31, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Equity securities	(Won)	1,149,975	(Won)	855,514	US$	960,073	US$	714,238
Equity investments in partnership		58,905		59,234		49,178		49,452
Government bonds		728,525		588,680		608,219		491,468
Financial debentures		4,626,482		4,084,754		3,862,483		3,410,214
Corporate bonds		4,004,416		4,376,450		3,343,142		3,653,740
Beneficiary certificates		2,097,998		1,799,518		1,751,543		1,502,353
Available-for-sale securities in foreign currencies		1,337,860		1,155,119		1,116,931		964,367
Other		140,317		80,723		117,145		67,392

Total	(Won)	14,144,478	(Won)	12,999,992	US$	11,808,714	US$	10,853,224

(2)	The details of equity securities in available-for-sale securities as of December 31, 2003 are as follows (Unit: Korean won in millions, thousand shares):

	Shares	Percentage of ownership (%)	Acquisition Cost		Net asset Value		Book value
Marketable equity securities:
KP Chemical Corporation (*1)	15,819	16.72	(Won)	25,412	(Won)	32,350	(Won)	32,350
Ssangyong Engineering & Construction Co., Ltd.	74	0.25		202		176		176
Nam-Kwang Engineering & Construction Co., Ltd.	642	2.53		3,212		1,522		1,522
Ssangyong Motor Company	3,433	3.10		9,512		35,355		35,355
Kocref -Reit 1	4,100	15.40		20,500		21,197		21,197
Woobang Housing & Construction Co., Ltd.	515	3.96		2,474		598		598
Hyundai Eng & Const Co., Ltd.	14,235	9.56		130,943		52,572		52,572
Daewoo Precision Industries Co., Ltd.	736	7.60		3,057		11,410		11,410
Hynix Semiconductor Inc.	64,529	13.60		248,060		361,360		361,360
Ssangyong cement Industrial Co., Ltd.	886	0.41		1,084		1,302		1,302
Kia Steel Co., Ltd	16	0.04		209		158		158
Daewoo Engineering & Construction Co., Ltd.	19,022	5.80		73,371		105,953		105,953
SK Networks Co., Ltd.	13,691	4.10		27,383		46,784		46,784
Daewoo International Corporation	1,875	2.00		4,602		13,685		13,685
Daewoo Securities Co. Ltd.	3,130	1.50		55,215		13,303		13,303
Hyundai Corporation (*1)	3,923	17.10		10,015		11,847		11,847
Ssangyong Corporation (*1)	2,831	16.30		38,821		11,040		11,040
Daerim Corporation (*1)	2,669	23.20		6,981		10,675		10,675
Kocref–Cr- Reit 3	2,000	14.70		10,000		10,200		10,200
HanKang Restructuring Fund	4,160	3.30		7,392		7,571		7,571
Kocref–Cr- Reit 2	1,400	12.50		7,000		6,958		6,958
YTN	3,190	7.60		15,950		4,594		4,594
INI Steel Co., Ltd.	175	0.20		628		1,839		1,839
Kia Motors Corporation	201	0.05		2,852		2,194		2,194
Myasset Genhiskhan Growth[2] Fund	2,999,970	56.71		3,000		3,143		3,143
Others	—	—		41,188		15,198		15,198

Sub total				749,063		782,984		782,984

Non-marketable equity securities:
CJ Investment Trust & Securities Co., Ltd.	318	0.61		1,189		407		407
The Kyongnam Shinmun	200	14.07		970		1,072		970
Renault Samsung Motors Co., Ltd.	142	0.16		524		792		524
Samsung Life Insurance Co., Ltd.	555	2.80		159,262		216,688		159,262
Korea Securities Corporation	5,908	8.68		30,356		39,833		30,356

	Shares	Percentage of ownership (%)	Acquisition Cost		Net asset Value		Book value
Korea Housing Guarantee Co., Ltd.	5,007	0.86	(Won)	5,053	(Won)	8,782	(Won)	3,504
Korea Aerospace Industries, Ltd. (Preferred stocks)	4,468	4.80		22,338		14,842		14,842
Seoul Debt Restructuring Fund	9,800	8.23		15,248		13,974		13,974
Arirang Restructuring Fund	5,400	8.13		17,372		15,216		15,216
Moogoonghwa Restructuring Fund	5,400	8.13		17,156		13,443		13,443
SK Networks Co., Ltd. (Preferred stocks)	1,433	0.40		28,663		42,575		42,575
K-WON	200	2.00		1,000		1,298		1,298
DongWon Capital Co., Ltd.	1,200	9.23		6,000		4,687		4,687
Kiwoon.com Securities Co., Ltd.	180	1.80		900		1,000		900
My Asset Investment Management Advisory co., ltd.	230	7.45		1,150		689		1,150
MVP capital	200	10.00		1,000		1,078		1,000
Realty Advisors	200	14.28		1,000		798		1,000
Korea ECN Securities Co., Ltd.	160	3.12		800		603		800
Capital Partner	100	7.10		500		456		900
NexBITec Co. (*2)	102	50.50		510		1,158		510
Others	—	—		105,013		68,214		59,673

Sub total				416,004		447,605		366,991

Total			(Won)	1,165,067	(Won)	1,230,589	(Won)	1,149,975

(*1)	Not accounted for using the equity method of accounting since those investees have entered into a Memorandum of Understanding on implementation of the management improvement.

(*2)	Not consolidated or accounted for using the equity method of accounting since total assets of the investee are not more than (Won)7 billion and the fluctuations on the investment security may not be material in the consolidated statements as of December 31, 2003 and 2002.

(3)	The capital contributions in available-for-sales securities as of December 31, 2003 are as follows (Unit: Korean won in millions):

	Percentage of ownership (%)	Dec. 31, 2003
Stock Market Stabilization Fund (SMSF)	12.05%	(Won)	35,736
Korea Asset Management Corp. (KAMCO)	4.33%		6,473
Korea Stock Exchange and others	3.38%		2,438
Other	—		14,258

		(Won)	58,905

(4)	The details of bonds in available-for-sale debt securities as of December 31, 2003 are as follows (Unit: Korean won in millions):

	Adjustment amount		Unrealized Gain		Unrealized Loss		Fair Value
Government bonds	(Won)	729,124	(Won)	1,393	(Won)	(1,992)	(Won)	728,525
Financial debentures		4,661,592		4,326		(39,436)		4,626,482
Corporate bonds		4,034,052		4,852		(34,488)		4,004,416
Bonds in foreign currencies		1,269,752		39,806		(24,388)		1,285,170

Total	(Won)	10,694,520	(Won)	50,377	(Won)	(100,304)	(Won)	10,644,593

(5)	The details of beneficial certificates in available-for-sale securities as of December 31, 2003 are as follows (Unit: Korean won in millions):

	Dec. 31, 2003
Kyobo Investment Trust Management	(Won)	61,482
Woori Investment Trust Management		1,386,716
Daehan Investment Trust Management		20,483
Korea Investment Trust Management		649
Hyundai Investment Trust Management		176
Dongwon Investment Trust Management		77,687
Deutsche Securities Korea Co.		61,771
I Investment Trust Management		60,141
Other		428,893

Total	(Won)	2,097,998

6.	HELD-TO-MATURITY SECURITIES

(1)	Held-to-maturity securities as of December 31, 2003 and December 31, 2002 are as follows:

	Korean won				US dollars (Note 2)
	Dec. 31, 2003		Dec. 31, 2002		Dec. 31, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Government bonds	(Won)	1,728,484	(Won)	1,333,977	US$	1,443,049	US$	1,113,689
Finance debentures		1,067,045		755,202		890,837		630,491
Corporate bonds		6,830,143		7,619,965		5,702,240		6,361,634
Held-to-maturity securities in foreign currencies		263,061		317,695		219,620		265,232
Other		103,181		383,702		86,142		320,339

Total	(Won)	9,991,914	(Won)	10,410,541	US$	8,341,888	US$	8,691,385

(2)	The details of held-to-maturity securities as of December 31, 2003 are as follows (Unit: Korean won in millions):

	Face Value		Acquisition cost		Amortized cost		Fair Value
Government bonds	(Won)	1,823,300	(Won)	1,707,436	(Won)	1,728,484	(Won)	1,794,580
Financial debentures		1,094,500		1,065,463		1,067,045		1,068,320
Corporate bonds		6,899,162		6,900,729		6,830,143		7,085,274
Held-to-maturity securities in foreign currencies		291,153		290,522		263,061		263,061
Other		103,181		103,181		103,181		108,353

Total	(Won)	10,211,296	(Won)	10,067,331	(Won)	9,991,914	(Won)	10,319,588

7.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD:

(1)	Details of valuation of investment equity securities accounted for using the equity method of accounting for the year ended December 31, 2003 are as follows (unit: Korean won in millions):

	Acquisition cost		Balance of Jan. 1, 2003		Gain (loss) on Valuation		Other increase (decrease)		Balance of Dec. 31, 2003
BC Card	(Won)	12,472	(Won)	42,613	(Won)	2,214	(Won)	(1,589)	(Won)	43,238
Korea Finance Security		1,452		2,600		178		(1,122)		1,656
Byucksan E&C		39,078		38,202		12,769		3,412		54,383
Woori LB First Asset Securitization Specialty		2,400		10,019		11,967		(9,797)		12,189
Woori LB Second Asset Securitization Specialty		690		658		2,198		(158)		2,698
Woori LB Third Asset Securitization Specialty		2,070		2,003		2,530		(2,447)		2,086
Woori LB Fourth Asset Securitization Specialty		2,160		2,081		1,213		(635)		2,659
Woori LB Fifth Asset Securitization Specialty		11,700		—		3,120		8,462		11,582
Woori LB Sixth Asset Securitization Specialty		1,170		—		(706)		1,170		464
Woori LB Eighth Asset Securitization Specialty		600		—		248		600		848
Woori F&I First Asset Securitization Specialty		6,237		—		(658)		6,237		5,579
Woori F&I Second Asset Securitization Specialty		5,265		—		(2,432)		5,265		2,833
Woori F&I Fourth Asset Securitization Specialty		888		—		1,339		888		2,227

Total	(Won)	86,182	(Won)	98,176	(Won)	33,980	(Won)	10,286	(Won)	142,442

(2)	Details of other increases or decreases for the year ended December 31, 2003 are as follows (unit: Korean won in millions) :

	Acquisition		Capital adjustment		Retained earnings		Dividends		Paid reduction of capital		Total
BC Card	(Won)	—	(Won)	(346)	(Won)	61	(Won)	(1,304)	(Won)	—	(Won)	(1,589)
Korea Finance Security		—				(207)		(106)		(809)		(1,122)
Byucksan E&C		—		5,955		(1,371)		(1,172)		—		3,412
Woori LB First Asset Securitization Specialty		—		4,029		—		(13,826)		—		(9,797)
Woori LB Second Asset Securitization Specialty		—		—		—		(158)		—		(158)
Woori LB Third Asset Securitization Specialty		—		—		—		(2,447)		—		(2,447)
Woori LB Fourth Asset Securitization Specialty		—		4		—		(639)		—		(635)
Woori LB Fifth Asset Securitization Specialty		11,700		—		—		(3,238)		—		8,462
Woori LB Sixth Asset Securitization Specialty		1,170		—		—		—		—		1,170
Woori LB Eighth Asset Securitization Specialty		600		—		—		—		—		600
Woori F&I First Asset Securitization Specialty		6,237		—		—		—		—		6,237
Woori F&I Second Asset Securitization Specialty		5,265		—		—		—		—		5,265
Woori F&I Fourth Asset Securitization Specialty		888		—		—		—		—		888

Total	(Won)	25,860	(Won)	9,642	(Won)	(1,517)	(Won)	(22,890)	(Won)	(809)	(Won)	10,286

(3)	Details of valuation of investment equity securities accounted for using the equity method of accounting for the year ended December 31, 2002 are as follows (unit: Korean won in millions):

	Acquisition cost		Balance of Jan. 1, 2002		Gain (loss) on Valuation		Other Increase (decrease)		Balance of Dec. 31, 2002
BC Card	(Won)	12,472	(Won)	39,395	(Won)	7,942	(Won)	(4,724)	(Won)	42,613
Korea Finance Security		1,452		1,878		550		172		2,600
Byucksan E&C		39,078		35,919		7,983		(5,700)		38,202
Woori LB First Asset Securitization Specialty		2,400		2,400		7,653		(34)		10,019
Woori LB Second Asset Securitization Specialty		690		690		(32)		—		658
Woori LB Third Asset Securitization Specialty		2,070		2,070		(67)		—		2,003
Woori LB Fourth Asset Securitization Specialty		2,160		2,160		(79)		—		2,081

Total	(Won)	60,322	(Won)	84,512	(Won)	23,950	(Won)	(10,286)	(Won)	98,176

8.	LOSS ON IMPAIRMENT OF SECURITIES AND REVERSAL OF THE IMPAIRMENT

(1)	The details of loss on impairment of available-for-sale and held-to-maturity securities sorted by subsidiaries for the year ended December 31, 2003, are as follows (unit: Korean won in millions):

	Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Securities		WASS2&3		WCC		WIB		Total
<Available-for-sale securities>
Equity securities	(Won)	89,053	(Won)	10,997	(Won)	2,240	(Won)	19,056	(Won)	481	(Won)	6,697	(Won)	4,003	(Won)	132,527
Debt securities		44,546		156		7,606		—		—		—		22,610		74,918
Security in foreign currencies		39,686		1,658		—		—		—		—		—		41,344
Beneficiary Certificate		8,199		—		—		—		—		—		—		8,199
Other		12,043		—		—		1,359		—		—		—		13,402

Sub-total		193,527		12,811		9,846		20,415		481		6,697		26,613		270,390

<Held-to-maturity securities>
Security in local currency		—		34,313		1,900		—		—		—		—		36,213
Security in foreign currencies		27,549		—		—		—		—		—		—		27,549

Sub-total		27,549		34,313		1,900		—		—		—		—		63,762

Total	(Won)	221,076	(Won)	47,124	(Won)	11,746	(Won)	20,415	(Won)	481	(Won)	6,697	(Won)	26,613	(Won)	334,152

(2)	The reversal of the impairment loss of available-for-sale and held-to-maturity securities sorted by subsidiaries for the year ended December 31, 2003, are as follows (unit: Korean won in millions):

	Woori Bank		Kyongnam Bank		WIB		Total
Available-for-sale securities
Debt securities	(Won)	183,049	(Won)	424	(Won)	—	(Won)	183,473
Other		—		—		29,400		29,400

Sub-total		183,049		424		29,400		212,873

Held-to-maturity securities		—		2,620		—		2,620

Total	(Won)	183,049	(Won)	3,044	(Won)	29,400	(Won)	215,493

9.	LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

(1)	Loans as of December 31, 2003 and 2002 are as follows:

	Korean won				US dollars (Note 2)
Accounts	Dec. 31, 2003		Dec. 31, 2002		Dec. 31, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Loans in local currency	(Won)	72,907,422	(Won)	59,730,472	US$	60,867,776	US$	49,866,816
Loans in foreign currency		7,129,394		6,870,832		5,952,074		5,736,210
Bills bought in local currency		490,386		375,347		409,406		313,364
Bills bought in foreign currency		3,798,134		3,339,736		3,170,925		2,788,225
Advances for customers		98,769		174,115		82,459		145,362
Credit card accounts		1,919,060		3,386,753		1,602,154		2,827,478
Purchased bonds under resold agreements		154,000		25,564		128,569		21,342
Call loans		897,963		605,052		749,677		505,136
Private placed bonds		586,257		274,926		489,445		229,526
Factoring receivables		—		506,813		—		423,120
Loans to be converted to equity securities		31,232		57,516		26,074		48,018
Financing leases		189,788		242,561		158,447		202,505
Others		139,269		784,208		116,271		654,707

Sub-total		88,341,674		76,373,895		73,753,277		63,761,809
Discounts		(14,929)		(57,283)		(12,464)		(47,824)
Allowance for possible loan losses		(2,249,448)		(2,712,499)		(1,877,984)		(2,264,567)

Total	(Won)	86,077,297	(Won)	73,604,113	US$	71,862,829	US$	61,449,418

(2)	The maturity structure of loans as of December 31, 2003 are as follows (Unit: Korean won in billions):

Accounts	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Loans in local currency (*1)	(Won)	14,688	(Won)	11,142	(Won)	20,725	(Won)	20,117	(Won)	5,784	(Won)	72,456
Loans in foreign currency		2,323		1,114		1,112		1,495		1,085		7,129
Bills bought in local currency		488		—		1		—		1		490
Bills bought in foreign currency		3,069		533		70		1		125		3,798
Advances for customers		26		—		—		—		73		99
Credit card accounts (*2)		1,742		2		3		—		176		1,923
Purchased bonds under resold agreements		154		—		—		—		—		154
Call loans		898		—		—		—		—		898
Private placed bonds (*3)		—		—		78		458		728		1,264
Loans to be converted to equity securities		—		—		—		—		31		31

Total	(Won)	23,388	(Won)	12,791	(Won)	21,989	(Won)	22,071	(Won)	8,003	(Won)	88,242

(*1)	Before eliminating (Won)229 billion of inter-company transactions and excluding (Won)680 billion of loans, which were transferred from WIB to Woori Bank.

(*2)	Before eliminating (Won)4 billion of inter-company transactions.

(*3)	Before eliminating (Won)678 billion of inter-company transactions.

(3)	The allowance for possible loan losses as of December 31, 2003 and 2002 are as follows (Unit: Korean won in millions):

	Dec. 31, 2003		Dec. 31, 2002
Loans in local currency	(Won)	1,179,109	(Won)	1,051,569
Loans in foreign currencies		235,065		408,953
Bills bought in local currency		112		5,522
Bills bought in foreign currencies		131,362		145,712
Advances for customers		50,452		64,902
Credit card accounts		391,919		213,302
Private placed bonds		45,397		12,231
Loans to be converted to equity securities		185		—
Direct financing lease		2,459		3,610

Sub-total		2,036,060		1,905,801
Others		213,388		806,698

Total	(Won)	2,249,448	(Won)	2,712,499

(4)	The ratio of the allowance for possible loan losses by loans subject to allowance for possible loan losses as of December 31, 2003, 2002, and 2001 are as follow (Unit: Korean won in millions):

	Loans subject to allowance for possible loan losses (*1)	Allowance for possible loan losses	Ratio
2003	87,289,711	2,249,448	2.58%
2002	75,743,279	2,712,499	3.58%
2001	59,934,660	3,734,354	6.23%

(*1)	Excluded securities Purchased under resale agreements and call loans

10.	FIXED ASSETS

(1)	Tangible assets as of December 31, 2003 are as follows:

	Korean won						US dollar (Note 2)
	Acquisition cost		Accumulated depreciation		Book value		Acquisition cost		Accumulated depreciation		Book value
	(In millions)						(In thousands)
Land	(Won)	1,219,222	(Won)	—	(Won)	1,219,222	US$	1,017,884	US$	—	US$	1,017,884
Buildings		915,158		173,383		741,775		764,032		144,751		619,281
Structures in leased office		113,155		82,077		31,078		94,469		68,523		25,946
Equipment and furniture		711,337		465,650		245,687		593,871		388,754		205,117
Construction in process		4,666		—		4,666		3,895		—		3,895
Others		1,151		614		537		961		513		448

Total	(Won)	2,964,689	(Won)	721,724	(Won)	2,242,965	US$	2,475,112	US$	602,541	US$	1,872,571

(2)	Tangible assets as of December 31, 2002 are as follows:

	Korean won						US dollar (Note 2)
	Acquisition cost		Accumulated depreciation		Book value		Acquisition cost		Accumulated depreciation		Book value
	(In millions)						(In thousands)
Land	(Won)	1,316,866	(Won)	—	(Won)	1,316,866	US$	1,099,404	US$	—	US$	1,099,404
Buildings		919,878		155,084		764,794		767,973		129,474		638,499
Structures in leased office		92,992		71,765		21,227		77,636		59,914		17,722
Equipment and furniture		653,165		412,045		241,120		545,304		344,002		201,302
Construction in process		4,107		—		4,107		3,429		—		3,429
Others		2,965		1,341		1,624		2,475		1,120		1,355

Total	(Won)	2,989,973	(Won)	640,235	(Won)	2,349,738	US$	2,496,221	US$	534,510	US$	1,961,711

(3)	Intangible assets as of December 31, 2003 and 2002 are as follows:

	Korean won				US dollar (Note 2)
	Dec. 31, 2003		Dec. 31, 2002		Dec. 31, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Goodwill
The Company (*1)	(Won)	312,531	(Won)	331,147	US$	260,921	US$	276,463
Woori Bank		29		—		24		—
Woori Securities		—		325		—		271

		312,560		331,472		260,945		276,734

Negative goodwill
The Company (*2)		—		(41)		—		(34)
Deferred Development Expenses		105,314		88,380		87,923		73,785
Software		25,745		8,551		21,494		7,139
Other intangible assets		36,879		10,430		30,788		8,708

	(Won)	480,498	(Won)	438,792	US$	401,150	US$	366,332

(*1)	The excess of the subsidiaries’ net assets acquired over the acquisition cost in the amount of (Won)391,834 million (US$327,128 thousand) was classified as goodwill. Goodwill is amortized using the straight-line method over 20 years and the amortization for the year ended December 31, 2003 and accumulated amortization as of December 31, 2003 are (Won)18,616 million (US$15,542 thousand) and (Won)56,721 million (US$47,354 thousand), respectively. In addition, there was a decrease of (Won)22,582 million (US$18,853 thousand)due to an adjustment in the acquisition costs of Woori Bank’s investment stock in 2002.

(*2)	The excess of the acquisition cost over the subsidiaries’ net assets acquired in the amount of (Won)116 million (US$97 thousand) was classified as negative goodwill. Negative goodwill is amortized using the straight-line method over 5 years and the amortization for the year ended December 31, 2003 and accumulated amortization as of December 31, 2003 are (Won)41 million (US$34 thousand) and (Won)116 million (US$97 thousand), respectively.

(4)	Carrying values of assets leased under financing lease agreements as of December 31, 2003 and 2002 are (Won)10,749 million (US$8,974 thousand) and (Won)6,497 million (US$5,424 thousand), respectively.

(5)	Carrying values of non-operating assets as of December 31, 2003 and 2002 are (Won)404 million (US$337 thousand) and (Won)1,156 million (US$965 thousand), respectively.

11.	OTHER ASSETS

Other assets as of December 31, 2003 and 2002 are as follows:

	Korean won				US dollar (Note 2)
Accounts	Dec. 31, 2003		Dec. 31, 2002		Dec. 31, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Guarantee deposits	(Won)	992,209	(Won)	1,286,486	US$	828,359	US$	1,074,041
Other accounts receivable		3,225,454		1,509,050		2,692,815		1,259,852
Accrued income		727,632		676,775		607,474		565,015
Prepaid expenses		17,572		40,607		14,670		33,901
Deferred income tax assets		274,368		424,931		229,060		354,760
Accounts receivable on disposal of assets		6,189		9,675		5,167		8,077
Derivative instruments assets		505,224		307,848		421,794		257,011
Domestic exchange settlements debits		383,320		841,178		320,020		702,269
Operating lease assets		844		5,778		705		4,824
Sundry assets		430,359		443,294		359,291		370,090

Sub-total		6,563,171		5,545,622		5,479,355		4,629,840
Present value discount		(85,896)		(123,745)		(71,711)		(103,310)

Total	(Won)	6,477,275	(Won)	5,421,877	US$	5,407,644	US$	4,526,530

12.	THE ASSETS COVERED BY INSURANCE

The assets covered by insurance as of December 31, 2003 are as follows (unit: Korean won in millions):

Insurance	Covered assets	Dec. 31, 2003		Coverage
Insurance for losses	Buildings used for business purpose	(Won)	665,870	(Won)	783,357
	Equipment and furniture		266,135		267,763
Insurance for fire	Real estate not used for business purpose		404		404
	Equipment and furniture		5,842		5,237
	Buildings used for business purpose		95,639		95,304
	Tangible asset in oversea		19,003		18,615
	Structures in leased office		663,860		646,095
Insurance for liability of reparation of directors			—		30,000

Total		(Won)	1,716,753	(Won)	1,846,775

13.	COLLATERALIZED ASSETS

Collateralized assets as of December 31, 2003 are as follows (Unit: Korean won in millions):

Financial institution	Collateralized assets	Dec. 31, 2003		Reason of collateral
Bank of Korea	Securities	(Won)	4,803,431	Collateral borrowings, settlement risk and others
Deutsche Bank H.K. and Others	Securities		1,104,800	Collateral for borrowings in foreign currencies
Lehman Brothers and others	Due from banks and securities		322,036	Trading credit derivatives
Federal Reserve Bank	Securities		3,593	Guarantee for FRB discount window and others
HSBC and others	Due from banks in foreign currencies		1,577	Guarantee for receivables
Dongwon Securities Co., Ltd. and others	Securities		28,600	Futures maintenance margin
Samsung Futures Trading Co. and others	Securities		1,003	Futures maintenance margin
Nova Scotia Bank	Securities		60,010	Borrowings in foreign currency
Sumitomo Mitsui Banking Co.	Securities		131,923	Borrowings in foreign currency
American Express Bank	Securities		15,000	Borrowings in foreign currency
Bank of America	Securities		15,000	Borrowings in foreign currency
Trust accounts of Kwangju Bank and Kyongnam Bank	Securities		915,468	RP transactions

Total		(Won)	7,402,441

Collateralized assets as of December 31, 2002 are as follows (Unit: Korean won in millions):

Financial Institution	Collateralized assets	Dec. 31, 2002		Reason of Collateral
Bank of Korea	Securities and loans	(Won)	4,529,497	Collateral borrowings, settlement risk and repurchase transactions
Deutsche Bank H.K. and others	Securities		1,009,800	Borrowings in foreign currency
Korea Industrial Bank and others	Securities and leased assets		32,718	RP transactions, Borrowings
Lehman Brothers and others	Due from banks and securities		562,304	Trading credit derivatives
KAMCO	Securities		238,955	Non-performing management fund
Samsung Futures Trading Co. and others	Securities		38,355	Futures maintenance margin
Peace First Securitization Specialty Co., Ltd.	Securities		15,797	Credit maintenance
Korea Stock Exchange and others	Securities		25,335	Index futures
Federal Reserve Bank and other	Securities		6,282	Guarantee for FRB Discount Window and others
Dongwon Securities Co., Ltd.	Securities		35,800	Futures maintenance margin

Financial Institution	Collateralized assets	Dec. 31, 2002		Reason of Collateral
KB	Other guarantees		358,338	ABS issuance
Goldman Sachs	Due form bank		71,027	Trading credit derivatives
Nova Scotia Bank	Securities		45,000	Borrowings in foreign currency
Sumitomo Mitsui Banking Co.	Securities		53,000	Borrowings in foreign currency
Express Bank	Securities		15,000	Borrowings in foreign currency
Trust accounts of Kwangju Bank	Securities		260,000	Guarantee for RP

		(Won)	7,297,208

14.	DEPOSITS

(1)	Deposits as of December 31, 2003 are as follows:

Accounts	Details	Korean won (In millions)		US dollar (Note 2) (In thousands)
Deposits in local currency	Demand deposits	(Won)	7,256,065	US$	6,057,827
	Time & Saving deposits		70,491,971		58,851,203
	Mutual installment deposits		319,019		266,337
	Mutual installment for hosing		568,252		474,413
	Other deposits		2,707,818		2,260,660

	Sub-total		81,343,125		67,910,440

Deposits in foreign currency	Demand deposits		448,269		374,244
	Time & Saving deposits	(Won)	3,407,601	US$	2,844,883

	Sub-total		3,855,870		3,219,127

Negotiable certificates of deposits			3,850,630		3,214,752

	Total	(Won)	89,049,625	US$	74,344,319

(2)	The maturity structure of deposits as of December 31, 2003 is as follows (Unit: Korean won in billions):

Accounts	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Deposits in local currency (*1)	(Won)	28,800	(Won)	9,994	(Won)	15,317	(Won)	4,378	(Won)	22,315	(Won)	80,804
Deposits in foreign currencies		2,512		117		672		49		506		3,856
Negotiable certificates of deposits (*2)		1,303		2,203		370		4		—		3,880

Total	(Won)	32,615	(Won)	12,314	(Won)	16,359	(Won)	4,431	(Won)	22,821	(Won)	88,540

(*1)	Before eliminating (Won)523 billion of inter-company transactions and excluding (Won)1,062 billion of other deposits.

(*2)	Before eliminating (Won)29 billion of inter-company transactions

15.	BORROWINGS

(1)	Borrowings as of December 31, 2003 are as follows:

Accounts	Details	Korean won (In millions)		US dollar (Note 2) (In thousands)
Borrowings in local currency	Bank of Korea	(Won)	1,239,424	US$	1,034,750
	Borrowings from Government Funds		1,730,773		1,444,960
	Others		2,689,152		2,245,076

	Sub total		5,659,349		4,724,786

Borrowings in foreign currencies	Borrowings in foreign currencies		4,926,626		4,113,062
	Off-shore borrowings in foreign currencies		19,405		16,201

	Sub total		4,946,031		4,129,263

Bonds sold under repurchase agreements	In local currency		680,188		567,864
	In foreign currencies		976,752		815,455

	Sub total		1,656,940		1,383,319

Bills sold			115,678		96,576

Due to the Bank of Korea in foreign currencies			4,801		4,008

Call money	Local currencies		69,500		58,023
	Foreign currencies		342,299		285,773
	Inter-Banks reconciliation funds		18,506		15,450

			430,305		359,246

Total		(Won)	12,813,104	US$	10,697,198

(2)	Borrowings from financial institutions as of December 31, 2003 are as follows (Unit: Korean won in millions):

Accounts	Bank of Korea		Other Banks		Other financial institutions		Total
Borrowings in local currency	(Won)	1,239,424	(Won)	989,131	(Won)	2,831,022	(Won)	5,059,577
Borrowings in foreign currencies		—		1,872,566		3,040,475		4,913,041
Bonds sold under repurchase agreements		—		—		110,450		110,450
Due to BOK in foreign currencies		4,715		—		86		4,801
Call money		—		191,461		238,844		430,305

Total	(Won)	1,244,139	(Won)	3,053,158	(Won)	6,220,877	(Won)	10,518,174

(3)	The maturity structure of borrowing as of December 31, 2003 is as follows (Unit: Korean won in billions):

Accounts	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Borrowings in local currency (*1)	(Won)	1,664	(Won)	270	(Won)	392	(Won)	1,377	(Won)	2,159	(Won)	5,862
Borrowings in foreign currencies		2,618		1,176		602		477		74		4,947
Bonds sold under repurchase agreements (*2)		853		701		117		1		—		1,672
Bills sold		92		17		6		—		—		115
Due to BOK in foreign currencies		2		—		2		—		—		4
Call money		430		—		—		—		—		430

Total	(Won)	5,659	(Won)	2,164	(Won)	1,119	(Won)	1,855	(Won)	2,233	(Won)	13,030

(*1)	Before eliminating (Won)227 billion of inter-company transactions and excluding (Won)25 billion of borrowings, which were transferred from WIB to Woori Bank.

(*2)	Before eliminating (Won)15 billion of inter-company transactions.

16.	DEBENTURES

(1)	Debentures as of December 31, 2003 and 2002 are as follows:

	Korean won				US dollars (Note 2)
Accounts	Dec. 31, 2003		Dec. 31, 2002		Dec. 31, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Debentures in local currency (*1)	(Won)	9,582,428	(Won)	9,597,597	US$	8,000,023	US$	8,012,687
Add: redemption premium		2,314		—		1,932		—
Less: reconciliation for conversion right		(2,509)		—		(2,095)		—
Less: discounts		(632,729)		(683,690)		(528,243)		(570,788)
Debentures in foreign currencies (*2)		3,262,951		1,894,609		2,724,120		1,581,741
Add: long-term accrued interest		2,154		354		1,799		295
Add: redemption premium		3,258		—		2,720		—
Less: reconciliation for conversion right		(4,179)		—		(3,489)		—
Less: discounts		(18,529)		(15,938)		(15,469)		(13,306)

Total	(Won)	12,195,159	(Won)	10,792,932	US$	10,181,298	US$	9,010,629

(*1)	Consisting of ordinary bonds of (Won)7,787,612 million (US$6,501,596 thousand), convertible bonds of (Won)20,000 million (US$16,697 thousand), bonds with warrants of (Won)614,816 (US$513,288 thousand), and subordinated bonds of (Won)1,160,000 million (US$968,442 thousand) as of December 31, 2003.

(*2)	Consisting of ordinary bonds of (Won)3,152,753 million (US$2,632,120 thousand) and convertible bonds of (Won)110,198 million (US$92,000 thousand) as of December 31, 2003.

(2)	The maturity structure of debentures as of December 31, 2003 is as follows (Unit: Korean won in billions):

Account	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Debentures in local currency (*1)	(Won)	1,110	(Won)	640	(Won)	2,245	(Won)	3,178	(Won)	3,097	(Won)	10,270
Debentures in foreign currencies		168		—		180		549		2,366		3,263

Total	(Won)	1,278	(Won)	640	(Won)	2,425	(Won)	3,727	(Won)	5,463	(Won)	13,533

(*1)	Before eliminating (Won)688 billion of inter-company transactions

17.	OTHER LIABILITIES

Other liabilities as of December 31, 2003 and 2002 are as follows:

	Korean won				US dollars (Note 2)
	Dec. 31, 2003		Dec. 31, 2002		Dec. 31, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Accrued severance benefits	(Won)	219,672	(Won)	133,996	US$	183,396	US$	111,868
Less: deposits in employee retirement trust		(127,932)		(76,030)		(106,806)		(63,475)
Less: transfers to the National Pension Fund		(436)		(474)		(364)		(396)
Allowance for possible losses on confirmed acceptances and guarantees (Note 28)		38,641		60,012		32,260		50,102
Other allowances		223,347		475,538		186,464		397,010
Foreign exchange remittance pending		393,685		349,277		328,673		291,599
Domestic exchange remittance pending		439,803		528,912		367,176		441,570
Borrowings from trust accounts		2,215,493		776,863		1,849,635		648,575
Accounts payable		2,375,409		661,392		1,983,143		552,172
Accrued expenses		1,530,542		1,587,123		1,277,794		1,325,032
Income taxes payable		13,384		16,277		11,174		13,589
Unearned revenues		99,993		134,945		83,481		112,661
Deposits for letter of guarantees and others		143,636		136,948		119,917		114,333
Derivative liabilities		420,508		266,415		351,067		222,420
Deferred income tax liabilities		4,363		2,433		3,643		2,031
Accounts for agency businesses		263,459		280,179		219,952		233,911
Liabilities incurred by agency relationship		590,466		387,393		492,959		323,421
Sundry liabilities		167,499		257,634		139,839		215,090

Total	(Won)	9,011,532	(Won)	5,978,833	US$	7,523,403	US$	4,991,513

18.	SHAREHOLDERS’ EQUITY

(1)	Common stock

The Company’s common stock issued and outstanding as of December 31, 2003 and 2002 is summarized as follows:

	Dec. 31, 2003		Dec. 31, 2002
Authorized		2,400,000,000 shares		2,400,000,000 shares
Par value	(Won)	5,000	(Won)	5,000
Issued		775,504,910 shares		767,814,797 shares

The changes in the capital stock of the Company during the period from the establishment date to December 31, 2003 are as follows (unit: Korean won in millions):

Issuance date	Description	Number of shares issued	Capital stock
March 27, 2001	Establishment	727,458,609	(Won)	3,637,293
June 12, 2002	Issue of new shares	36,000,000		180,000
In 2002	Exercise of warrants	4,356,188		21,781

Dec. 31, 2002		767,814,797		3,839,074
In 2003	Exercise of warrants	7,690,113		38,451

Dec. 31, 2003		775,504,910	(Won)	3,877,525

(2)	Dividends by net income as of December 2003 and 2002 are as follows:

	Korean won				US dollars (Note 2)
	Dec. 31, 2003		Dec. 31, 2002		Dec. 31, 2003		Dec. 31, 2002
	(In millions, except for par value)				(In thousands, except for par value)
The number of issued shares		775,504,910		767,814,797		775,504,910		767,814,797
Par value	(Won)	5,000	(Won)	5,000	US$	4.174	US$	4.174
Contributed capital	(Won)	3,877,525	(Won)	3,839,074	US$	3,237,206	US$	3,205,104
Dividend ratio per share		2.0%		1.0%/5.0%		2.0%		1.0%/5.0%
Dividend	(Won)	77,550	(Won)	57,262	US$	64,744	US$	47,806
Non-consolidated net income	(Won)	202,565	(Won)	589,214	US$	169,114	US$	491,914

Dividend payout ratio		38.28%		9.72%		38.28%		9.72%

19.	STOCK OPTIONS

(1)	On December 4, 2002, the Company granted stock options to 62 directors of the Company and its subsidiaries. The exercise price of 60 percent of the total number of stock options granted will be determined depending on the Korean banking industry stock index (at minimum (Won)6,800 per share). In addition, for the remaining 40 percent of the total number of stock options granted, of which the exercise price is (Won)6,800 per share, the number of stock options to be vested will be dependent on the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15%, and 10%, respectively. The stock options are exercisable during a three-year period beginning after three years from the grant date. If the stock options are exercised, the Company has the option either to issue new shares or shares held as treasury stock, or to pay the difference between the market price and the exercise price in cash or with treasury stock.

(2)	The stock options (210,000 shares) given to 8 directors of its subsidiaries, who subsequently retired, were cancelled by the decision of the board of directors of the Company on December 11, 2003.

(3)	The summary of stock options granted as of December 31, 2003 is summarized as follows:

Description	The Company	Subsidiaries	Total
Exercisable number of shares	450,000 shares	890,000 shares	1,350,000 shares
Type	Share issue or balance compensation	Share issue or balance compensation
Valuation method	Fair value approach	Fair value approach

(4)	The Company estimated stock option costs using the Black Scholes Option Pricing Model and the details are summarized as follows:

Description	Application
Risk free rate	Yield (5.70%) of treasury bond, which has the same residual maturity as the expected exercise period, as of December 4, 2002
Expected exercising period	4.5 year (average holding period)
Expected dividend income ratio	0%
Expected forfeiture ratio	0%
Expected volatility of stock price	56.72%, that is the annualized standard deviation of expected stock investment yield based on the continuous compounded method
Exercise price	(Won)6,800 per share
Fair value	(Won)2,081 per share

(5)	The summary of stock option costs over the exercisable period is summarized as follows (Unit: Korean won in millions):

Description	The Company		Subsidiaries		Total
Recorded in 2002 and 2003	(Won)	507	(Won)	1,015	(Won)	1,522
To be recorded thereafter		429		858		1,287

Total stock option costs	(Won)	936	(Won)	1,873	(Won)	2,809

20.	LOSS OF SUBSIDIARIES IN EXCESS OF MINORITY INTERESTS

Minority interests’ portion of losses of subsidiaries in excesses of minority interests are charged to the Company’s retained earnings, not to minority interests. Such losses of a subsidiary (Woori First Asset Securitization Specialty Co., Ltd.) in excess of minority interests as of December 31, 2002 amounted to (Won)6,594 million (US$5,505 thousand).

21.	NON-OPERATING INCOME AND EXPENSES

(1)	Non-operating income for the years ended December 31, 2003 and 2002 are as follows:

	Korean won				US dollars (Note 2)
	2003		2002		2003		2002
	(In millions)				(In thousands)
Gain on disposal of tangible assets	(Won)	17,718	(Won)	8,649	US$	14,792	US$	7,221
Gain on valuation using the equity method of accounting		33,980		23,950		28,369		19,995
Rental income		6,664		5,538		5,564		4,623
Gain on disposal of available-for-sale securities		76,323		184,945		63,719		154,404
Reversal of loss on impairment of available-for-sale securities (Note 8)		212,873		32,503		177,720		27,136
Reversal of loss on impairment of held-to-maturity securities (Note 8)		2,620		17,570		2,187		14,668
Gain on valuation of the Stock Market Stabilization Fund		—		15,988		—		13,348
Gain on sale of loans		985		137,380		822		114,694
Others		235,104		113,590		196,279		94,832

Total	(Won)	586,267	(Won)	540,113	US$	489,452	US$	450,921

(2)	Non-operating expenses for the years ended December 31, 2003 and 2002 are as follows:

	Korean won				US dollars (Note 2)
	2003		2002		2003		2002
	(In millions)				(In thousands)
Loss on disposal of tangible assets	(Won)	1,661	(Won)	19,291	US$	1,387	US$	16,105
Loss on valuation using the equity method of accounting		—		5,876		—		4,905
Loss on disposal of available-for-sale securities (Note 8)		26,502		69,859		22,126		58,323
Loss on impairment of available-for-sale securities (Note 8)		270,390		435,283		225,739		363,402
Loss on impairment of held-to-maturity securities		63,762		6,300		53,233		5,260
Loss on sale of loans		16,900		190,796		14,109		159,289
Loss on valuation of the Stock Market Stabilization Fund		1,250		1,250		1,044		1,044
Loss on impairment of other assets		2,193		—		1,831		—
Donations		2,013		2,245		1,680		1,874
Loss on impairment of intangible assets		37,052		—		30,933		—
Others		75,816		69,587		63,295		58,096

Total	(Won)	497,539	(Won)	800,487	US$	415,377	US$	668,298

22.	INCOME TAX EXPENSES

(1)	Income tax expense for the years ended December 31, 2003 are as follows (Unit: Korean won in millions):

	Income tax expense (income)		Deferred income tax credits		Deferred income tax debits
The Company	(Won)	—	(Won)	—	(Won)	—
Subsidiaries		178,688		274,368		4,363

	(Won)	178,688	(Won)	274,368	(Won)	4,363

(2)	Income tax expense for the years ended December 31, 2002 are as follows (Unit: Korean won in millions):

	Income tax expense (income)		Deferred income tax credits		Deferred income Tax debits
The Company	(Won)	—	(Won)	—	(Won)	—
Subsidiaries		(158,692)		424,931		2,433

	(Won)	(158,692)	(Won)	424,931	(Won)	2,433

23.	EARNINGS PER COMMON SHARE

(1)	Basic consolidated ordinary income and net income per common share for the years ended December 31, 2003 and 2002 are as follows:

	Korean won				US dollars (Note 2)
	2003		2002		2003		2002
	(In millions, except for earning per share data)				(In millions, except for earning per share data)
Consolidated net income on common shares	(Won)	56,279	(Won)	591,588	US$	46,985	US$	493,895
Extraordinary gain		—		—		—		—
Income tax effect on extraordinary gain		—		—		—		—

Consolidated ordinary income on common shares	(Won)	56,279	(Won)	591,588	US$	46,985	US$	493,895

Weighted average number of common shares		771,723,994		749,383,489		771,723,994		749,383,489

Basic consolidated ordinary income per common share	(Won)	73	(Won)	789	US$	0.061	US$	0.660

Basic consolidated net income per common share	(Won)	73	(Won)	789	US$	0.061	US$	0.660

(2)	Diluted consolidated ordinary income and net income per common share for the years ended December 31, 2003 and 2002 are as follows:

	Korean won				US dollars (Note 2)
	2003		2002(*1)		2003		2002(*1)
	(In millions, except for earning per share data)				(In millions, except for earning per share data)
Diluted consolidated net income on common shares	(Won)	56,279	(Won)	591,588	US$	46,985	US$	493,895
Extraordinary gain		—		—		—		—
Income tax effect on extraordinary gain		—		—		—		—

Diluted consolidated ordinary income on common shares	(Won)	56,279	(Won)	591,588	US$	46,985	US$	493,895

Weighted average number of common shares equivalents		776,091,925		749,383,489		776,091,925		749,383,489

Diluted consolidated ordinary income per common share	(Won)	72	(Won)	789	US$	0.060	US$	0.660

Diluted consolidated net income per common share	(Won)	72	(Won)	789	US$	0.060	US$	0.660

(*1)	There was no dilution effect on December 31, 2002.

(3)	Common stock equivalents as of December 31, 2003 are as follows (unit: Korean won in millions and US dollars in thousands).

Item	Face value		Exercise period	Common stock to be issued	Remarks
Convertible bonds	US$	36,000	Sep. 28, 2003 ~ Aug. 27, 2005	5,914,180 shares	Using exchange rate of (Won)1,201.4, convert 1 share at (Won)7,313
Convertible bonds	US$	16,000	Dec. 21, 2003 ~ Nov. 20, 2005	3,481,173 shares	Using exchange rate of (Won)1,215.8, convert 1 share at (Won)5,588
Convertible bonds	(Won)	20,000	Mar. 27, 2004 ~ Feb. 26, 2006	3,717,472 shares	Convert 1 share at (Won)5,380
Convertible bonds	US$	39,000	Mar. 27, 2004 ~ Feb. 26, 2006	8,661,914 shares	Using exchange rate of (Won)1,194.9, convert 1 shares at (Won)5,380
Convertible bonds	US$	1,000	Jul.10,2004 ~ Jun.10,2006	164,429 shares	Using exchange rate of (Won)1,185.5, convert 1 shares at (Won)7,228
Stock options		—	Dec. 5, 2005 ~ Dec. 4, 2008	1,350,000 shares	(Note 19)

24.	CONSOLIDATED STATEMENTS OF CASH FLOWS

(1)	Cash for the purpose of the cash flow statements is cash and due from banks.

(2)	Cash flows from investing activities and financing activities in the consolidated statements of cash flows for the year ended December 31, 2003 are presented at netted amount.

25.	OPERATIONAL RESULTS FOR THE THREE-MONTH PERIODS ENDED DECEMBER 31, 2003 AND 2002

	Korean won				US dollars (Note 2)
	Three months ended Dec. 31, 2003		Three months ended Dec. 31, 2002		Three months ended Dec. 31, 2003		Three months ended Dec. 31, 2002
	(In millions, except for income per share data)				(In millions, except for income per share data)
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
Operating revenue	(Won)	2,566,674	(Won)	2,607,221	US$	2,142,824	US$	2,176,675
Operating expense		(2,648,954)		(2,348,926)		(2,211,517)		(1,961,034)

Operating income		(82,280)		258,295		(68,693)		215,641
Non-operating revenue		14,526		284,207		12,127		237,274
Non-operating expense		(245,607)		(345,247)		(205,048)		(288,234)

Income before income tax expense and minority interests		(313,361)		197,255		(261,614)		164,681
Income tax income (expense)		9,827		181,902		8,204		151,863

Income before minority interests		(303,534)		379,157		(253,410)		316,544

Minority interests loss (gain) net		181		(1,973)		152		(1,647)

Consolidated net income (loss)		(303,353)		377,184		(253,258)		314,897

Net income (loss) per common share	(Won)	(393)	(Won)	503	US$	(328)	US$	420

26.	INTERCOMPANY TRANSACTIONS

A.	Significant balances as of December 31, 2003 and transactions for year ended December 31, 2003 with and among the Company, its subsidiaries, equity method investees and related parties, some of which have been eliminated in the consolidation, are as follows (unit: Korean won in millions):

(1)	Assets & liabilities

1)	Due from Banks

Company	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WCC		WFIS		WF&I		Woori Securities		Other
Woori Bank	(Won)	322,145	(Won)	—	(Won)	3,272	(Won)	10,638	(Won)	94,364	(Won)	8,658	(Won)	4,034	(Won)	31,999	(Won)	16,511
Kyongnam Bank		16,204		5,805		—		5		—		—		—		3		10,035
Kwangju Bank		11,236		7,015		—		—		16,000		—		—		36		—
Other		954		3,664		—		—		—		—		—		4,595		1,457

Total	(Won)	350,539	(Won)	16,484	(Won)	3,272	(Won)	10,643	(Won)	110,364	(Won)	8,658	(Won)	4,034	(Won)	36,633	(Won)	28,003

2)	Deposits

Company	Woori Bank		Kyongnam Bank		Kwangju Bank		Other
The Company	(Won)	322,145	(Won)	16,204	(Won)	11,236	(Won)	954
Woori Bank		—		5,805		7,015		3,664
Kyongnam Bank		3,272		—		—		—
Kwangju Bank		10,638		5		—		—
WCC		94,364		—		16,000		—
WFIS		8,658		—		—		—
WF&I		4,034		—		—		—
Woori Securities		31,999		3		36		4,595
Other		16,511		10,035		—		1,457

Total	(Won)	491,621	(Won)	32,052	(Won)	34,287	(Won)	10,670

3)	Loans

Company	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WF&I		Other
Woori Bank	(Won)	600,000	(Won)	—	(Won)	43,291	(Won)	27,213	(Won)	—	(Won)	68,155
Kyongnam Bank		—		—		—		—		—		—
Kwangju Bank		50,000		—		—		—		—		—
WFIS		30,000		—		—		—		—		—
WF&I		126,850		—		—		—		—		—
Woori Securities		—		—		—		—		15,000		—
Other		27,890		60,639		11,075		—		—		—

Total	(Won)	834,740	(Won)	60,639	(Won)	54,366	(Won)	27,213	(Won)	15,000	(Won)	68,155

4)	Borrowings

Company	Woori Bank		Kwangju Bank		WFIS		WF&I		Woori Securities		Other
The Company	(Won)	600,000	(Won)	50,000	(Won)	30,000	(Won)	126,850	(Won)	—	(Won)	27,890
Woori Bank		—		—		—		—		—		60,639
Kyongnam Bank		43,291		—		—		—		—		11,075
Kwangju Bank		27,213		—		—		—		—		—
Woori F&I		—		—		—		—		15,000		—
Other		68,155		—		—		—		—		—

Total	(Won)	738,659	(Won)	50,000	(Won)	30,000	(Won)	126,850	(Won)	15,000	(Won)	99,604

5)	Other assets

Company	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WCI		WFIS		WF&I		Woori Securities		Other
The Company	(Won)	—	(Won)	18,398	(Won)	—	(Won)	—	(Won)	93	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Woori Bank		49,340		—		114		36		5,982		21,436		9		6,149		329,071
Kyongnam Bank		14		—		—		—		—		2,069		—		—		9,104
Kwangju Bank		2,253		—		—		—		827		961		—		32		15,238
WCC		8		6,399		—		328		—		1,904		—		9,794		678
WFIS		464		—		—		—		161		—		—		—		—
Woori Securities		—		—		—		—		105		1,828		2		—		1
Other		714		290,767		677		400		47		263		—		—		106,588

Total	(Won)	52,793	(Won)	315,564	(Won)	791	(Won)	764	(Won)	7,215	(Won)	28,461	(Won)	11	(Won)	15,975	(Won)	460,680

6)	Other liabilities

Company	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WCC		WFIS		Woori Securities		Other
The Company	(Won)	—	(Won)	49,340	(Won)	14	(Won)	2,253	(Won)	8	(Won)	464	(Won)	—	(Won)	714
Woori Bank		18,398		—		—		—		6,399		—		—		290,767
Kyongnam Bank		—		114		—		—		—		—		—		677
Kwangju Bank		—		36		—		—		328		—		—		400
WCC		93		5,982		—		827		—		161		105		47
WFIS		—		21,436		2,069		961		1,904		—		1,828		263
WF&I		—		9		—		—				—		2		—
Woori Securities		—		6,149		—		32		9,794		—		—		—
Other		—		329,071		9,104		15,238		678		—		1		106,588

Total	(Won)	18,491	(Won)	412,137	(Won)	11,187	(Won)	19,311	(Won)	19,111	(Won)	625	(Won)	1,936	(Won)	399,456

(2)	Income & Expense

1)	Interest income

Company	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WCC		WFIS		WF&I		Woori Securities		Other
Woori Bank	(Won)	28,315	(Won)	80	(Won)	3,156	(Won)	1,059	(Won)	6,731	(Won)	425	(Won)	527	(Won)	1,186	(Won)	11,448
Kyongnam Bank		507		29		—		17		—		—		91		160		347
Kwangju Bank		2,642		27		113		—		586		—		—		34		589
WCC		3,163		680		—		903		—		—		—		57		—
WFIS		11,028		—		—		—		—		—		—		—		—
WF&I		7,746		—		—		—		—		—		—		—		—
Woori Securities		—		37		1		—		—		—		2		—		—
Other		3,658		1,285		1,036		39		—		—		10,935		—		—

Total	(Won)	57,059	(Won)	2,138	(Won)	4,306	(Won)	2,018	(Won)	7,317	(Won)	425	(Won)	11,555	(Won)	1,437	(Won)	12,384

2)	Interest expense

Company	Woori Bank		Kyongnam Bank		Kwangju Bank		WCC		WFIS		WF&I		Woori Securities		Other
The Company	(Won)	28,315	(Won)	507	(Won)	2,642	(Won)	3,163	(Won)	11,028	(Won)	7,746	(Won)	—	(Won)	3,658
Woori Bank		80		29		27		680		—		—		37		1,285
Kyongnam Bank		3,156		—		113		—		—		—		1		1,036
Kwangju Bank		1,059		17		—		903		—		—		—		39
WCC		6,731		—		586		—		—		—		—		—
WFIS		425		—		—		—		—		—		—		—
WF&I		527		91		—		—		—		—		2		10,935
Woori Securities		1,186		160		34		57		—		—		—		—
Other		11,448		347		589		—		—		—		—		—

Total	(Won)	52,927	(Won)	1,151	(Won)	3,991	(Won)	4,803	(Won)	11,028	(Won)	7,746	(Won)	40	(Won)	16,953

3)	Fee income

Company	Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		Woori Securities		Other
The Company	(Won)	—	(Won)	—	(Won)	—	(Won)	1,058	(Won)	—	(Won)	—
Woori Bank		—		26		—		—		543		3,613
Kyongnam Bank		—		—		—		320		—		—
WCC		72,286		—		3,453		20,875		—		—
Other		—		—		—		—		—		13,584

Total	(Won)	72,286	(Won)	26	(Won)	3,453	(Won)	22,253	(Won)	543	(Won)	17,197

4)	Fee expense

Company	The Company		Woori Bank		Kyongnam Bank		WCC		Other
Woori Bank	(Won)	—	(Won)	—	(Won)	—	(Won)	72,286	(Won)	—
Kyongnam Bank		—		26		—		—		—
Kwangju Bank		—		—		—		3,453		—
WFIS		1,058		—		320		20,875		—
Woori Securities		—		543		—		—		—
Other		—		3,613		—		—		13,584

Total	(Won)	1,058	(Won)	4,182	(Won)	320	(Won)	96,614	(Won)	13,584

5)	Other incomes

Company	The Company		Woori Bank		Kwangju Bank		WFIS		Other
The Company	(Won)	—	(Won)	6,388	(Won)	—	(Won)	882	(Won)	—
Woori Bank		17,078		—		—		189,677		33,226
Kyongnam Bank		—		—		—		15,896		88
Kwangju Bank		—		—		—		9,165		34
WCC		—		221		2,827		—		7,274
WFIS		—		5,217		—		—		—
Woori Securities		—		354		—		1,677		12
Other		—		15,203		792		682		—

Total	(Won)	17,078	(Won)	27,383	(Won)	3,619	(Won)	217,979	(Won)	40,634

6)	Other Expenses

Company	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WCC		WFIS		Woori Securities		Other
The Company	(Won)	—	(Won)	17,078	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Woori Bank		6,388		—		—		—		221		5,217		354		15,203
Kwangju Bank		—		—		—		—		2,827		—		—		792
WFIS		882		189,677		15,896		9,165		—		—		1,677		682
Other		—		33,226		88		34		7,274		—		12		—

Total	(Won)	7,270	(Won)	239,981	(Won)	15,984	(Won)	9,199	(Won)	10,322	(Won)	5,217	(Won)	2,043	(Won)	16,677

B.	In addition, details of elimination of unrealized gain or loss among the Company and its subsidiaries for the year ended December 31, 2003 are as follows (unit: Korean won in millions):

	Operating income		Operating expenses		Non-operating income		Non-operating expenses		Total
Woori Bank	(Won)	(1,069)	(Won)	—	(Won)	(9,853)	(Won)	—	(Won)	(10,922)
Kyongnam Bank		—		—		—		(15)		(15)
Kwangju Bank		—		—		—		261		261
WCC		—		—		—		(2,700)		(2,700)
WFIS		(41,193)		40,135		—		—		(1,058)

Total	(Won)	(42,262)	(Won)	40,135	(Won)	(9,853)	(Won)	(2,454)	(Won)	(14,434)

C.	Pursuant to the transfer agreement between Kwangju Bank and WCC, subsidiaries of the Company, dated December 23, 2002, Kwangju Bank sold its credit card subscriber base to WCC for (Won)27 billion (US$23 million) on February 28, 2003 (See Note 34 a. for a subsequent event).

27.	ASSETS AND LIABILITIES IN FOREIGN CURRENCIES

The assets and liabilities in foreign currencies of the Company and subsidiaries for the year ended December 31, 2003 are as follow (unit: Korean won in millions, US dollars in thousands):

	Accounts	US dollars (*1)		Korean won equivalent
Assets	Cash in foreign currencies	US$	127,738	(Won)	153,004
	Due from bank in foreign currencies		506,379		606,542
	Trading securities		20,216		24,216
	Available-for-sale securities		1,116,931		1,337,860
	Held-to-maturities securities		219,620		263,061
	Borrowing in foreign currencies		5,952,074		7,129,394
	Bills bought in foreign currencies		3,170,926		3,798,134
	Call loans		602,922		722,180
	Tangible assets		48,478		58,067
	Other assets		1,742,188		2,086,793

	Total	US$	13,507,472	(Won)	16,179,251

Liabilities	Deposit in foreign currencies	US$	3,219,127	(Won)	3,855,870
	Borrowing in foreign currencies		4,129,262		4,946,031
	Payable in foreign currencies		328,673		393,685
	Deposits for Letter of Guarantees and others		2,034		2,436
	Bonds sold with repurchase agreements		815,455		976,752
	Call money in foreign currencies		285,773		342,299
	Bonds in foreign currencies		2,709,680		3,245,655
	Others		1,101,106		1,318,905

	Total	US$	12,591,110	(Won)	15,081,633

(*1)	Currencies other than US dollars were translated into US dollars based on Base Rate announced by Seoul Money Brokerage Services Ltd. at December 31, 2003.

28.	CONTINGENCIES AND COMMITMENTS

(1)	On December 31,2003 and 2002, confirmed acceptances and guarantees and non-confirmed acceptances and guarantees are as follow (unit: Korean won in millions):

		Dec. 31, 2003		Dec. 31, 2002
Confirmed acceptances and guarantees:
Local currency:	Guarantees for debenture-issuing	(Won)	72,273	(Won)	116,951
	Guarantees for loans		105,620		103,214
	Guarantees for bills		19,121		48,017
	Others		443,842		393,105

	Sub-total		640,856		661,287

Foreign currencies:	Acceptance		422,683		461,154
	Guarantee in acceptance of imported goods		76,972		98,838
	Credit derivatives sold		62,416		120,040
	Others		788,904		578,513

	Sub-total		1,350,975		1,258,545

	Total		1,991,831		1,919,832

Non-confirmed acceptances and guarantees:
	Local letter of credit in foreign currencies		697,476		659,882
	Local letter of credit in local currency		223,624		336,310
	Letter of credit		2,242,753		1,826,042
	Others		150,496		244,886

	Total		3,314,349		3,067,120

	Grand total	(Won)	5,306,180	(Won)	4,986,952

(2)	Endorsed bills and the loan commitments as of December 31, 2003 are as follow (unit: Korean won in millions):

	Dec. 31, 2003		Dec. 31, 2002
Line of credit in local currency	(Won)	979,932	(Won)	434,978
Line of credit in foreign currencies		24,516		7,788
Other commitments in foreign currencies		59,890		—

Sub-total		1,064,338		442,766

Endorsed bills without guarantee		3		1,018
Endorsed bills with guarantee		27,923		30,283

Sub-total		27,926		31,301

Total	(Won)	1,092,264	(Won)	474,067

(3)	The allowance for confirmed acceptances and guarantees outstanding as of December 31, 2003 and 2002 are as follows (unit: Korean won in billions):

	Dec. 31, 2003					Dec. 31, 2002
	Allowance		Ratio (%)	Outstanding		Allowance		Ratio (%)	Outstanding
Normal	(Won)	—	—	(Won)	18,710	(Won)	—	—	(Won)	17,227
Precautionary		—	—		618		—	—		1,188
Substandard		38	26.8%		142		15	34.1%		44
Doubtful		340	77.3%		440		401	72.1%		556
Loss		8	100%		8		184	100%		184

Total	(Won)	386		(Won)	19,918	(Won)	600		(Won)	19,199

(4)	As of December 31, 2003, the Company and its subsidiaries had filed 2,237 of lawsuits as a plaintiff pleading damages amounting to (Won)343,376 million (US$286,672 thousand) and had been designated as a defendant in 177 of lawsuits claiming damages amounting to (Won)1,536,581 million (US$1,282,836 thousand). Among the lawsuits in which Woori Bank is a defendant, Woori Bank, two other domestic banks and others are named as co-defendants in a lawsuit filed in the United States of America claiming damages of US$880 million ((Won)1,054 billion). The Company and its subsidiaries do not anticipate the outcome of these lawsuits would have a significant effect on the financial conditions or results of operations of the Company and its subsidiaries.

In addition, Kwangju Bank is named as a defendant in a lawsuit filed by the Export-Import Bank of Korea, which is related to issuing Daewoo Corp.’s deferred payment export guarantee document. The plaintiff alleges the defendant to verify the existence of a guarantee obligation, which amounted to US$100 million ((Won)120 billion). The remaining guarantee value is US$41 million ((Won)49 billion) as of December 31, 2003. The lawsuit is in the process of trial and the outcome cannot presently be determined. Kwangju Bank recorded (Won)38 billion (US$32 million) as other allowances concerning this lawsuit.

(5)	Among the non-performing loans sold by subsidiaries of the Company to KAMCO, (Won)326 billion and (Won)864 billion of loans as of December 31, 2003 and 2002, respectively, were subject to payment guarantees or repurchase obligation and in connection, allowances for loan losses of (Won)110 billion and (Won)327 billion were provided as of December 31, 2003 and 2002, respectively.

29.	DERIVATIVES

(1)	Deferred commitments from derivatives as of December 31, 2003 are as follows (Unit: Korean won in millions):

	For trading		For hedging		Total
Interest rate:
Interest rate forward	(Won)	50,000	(Won)	—	(Won)	50,000
Interest rate swap		4,991,636		3,509,984		8,501,620
CD interest rate future		268,363		—		268,363
Government bond future		54,180		—		54,180

Sub-total		5,364,179		3,509,984		8,874,163

Currency:
Currency forward		13,354,273		—		13,354,273
Currency swap		4,879,380		15,116		4,894,496
Currency future		49,888		—		49,888
Buy currency option		148,527		—		148,527
Sell currency option		123,373		—		123,373

Sub-total		18,555,441		15,116		18,570,557

Stock Index:
Stock index future		8,557		—		8,557
Buy stock index option		78,290		9,059		87,349
Sell stock index option		699,943		9,059		709,002

Sub-total		786,790		18,118		804,908

Total	(Won)	24,706,410	(Won)	3,543,218	(Won)	28,249,628

(2)	Gains or losses on valuation of derivatives in 2003 and cumulated gains or losses on valuation of derivatives as of December 31, 2003 are as follows (Unit: Korean won in millions):

	Gains on valuation in income statement (*1)						Losses on valuation in income statement (*2)						Gains (losses) in capital adjustments		Cumulative gains (losses) in balance sheet
	Trading		Hedge		Total		Trading		Hedge		Total		Hedge		Asset		Liability
Interest rate:
Interest rate forward	(Won)	1,773	(Won)	—	(Won)	1,773	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	213	(Won)	1,827
Interest rate swap		60,825		61,375		122,200		(67,511)		(58,387)		(125,898)		(2,801)		259,702		161,547

Sub-total		62,598		61,375		123,973		(67,511)		(58,387)		(125,898)		(2,801)		259,915		163,374

Currency:
Currency forward		94,822		—		94,822		(91,815)		—		(91,815)		—		94,331		91,207
Currency swap		108,022		—		108,022		(103,287)		(1,258)		(104,545)		—		140,475		152,446
Currency future		290		—		290		—		—		—		—		—		—
Buy currency option		702		—		702		(56)		—		(56)		—		3,362		—
Sell currency option		63		—		63		(726)		—		(726)		—		—		3,752

Sub-total		203,899		—		203,899		(195,884)		(1,258)		(197,142)		—		238,168		247,405

Stock Index :
Buy stock index option		82		286		368		(403)		—		(403)		—		7,141		—
Sell stock index option		1,213		—		1,213		(27)		(286)		(313)		—		—		9,729

Sub-total		1,295		286		1,581		(430)		(286)		(716)		—		7,141		9,729

Total	(Won)	267,792	(Won)	61,661	(Won)	329,453	(Won)	(263,825)	(Won)	(59,931)	(Won)	(323,756)	(Won)	(2,801)	(Won)	505,224	(Won)	420,508

(*1)	Before eliminating (Won)6,211 million of inter-company transactions

(*2)	Before eliminating (Won)17,680 million of inter-company transactions

30.	CREDITS TO SK NETWORKS CO., LTD.

Woori Bank has loan receivables from and payment guarantees for SK Networks Co., Ltd. (formerly known as “SK Global”) and its overseas subsidiaries (collectively referred to as “SK Networks”) in the total amount of (Won)177 billion (US$147.7 million) and available-for-sale securities in the total amount of (Won)89 billion (US$74.3 million) ((Won)47 billion of common stock and (Won) 43 billion of preferred stock). In connection therewith, Woori Bank provided (Won)106 billion (US$88.5 million) as allowances for credit losses as of December 31, 2003. However, SK Networks is currently undergoing a corporate restructuring and depending on the results of this restructuring, Woori Bank’s actual loss on SK Networks credit may differ from the current estimate.

31.	CREDITS TO LG CARD CO., LTD

Woori Bank, Kyongnam Bank and Kwangju Bank, subsidiaries of the Company, have loan receivables from LG Card Co., Ltd. (“LG Card”) in the total amount of (Won)279 billion (US$232.9 million) as of December 31, 2003. In connection therewith, the banks provided (Won)80 billion (US$66.8 million) as allowances for credit losses. In addition, those banks have corporate bonds of (Won)200 billion (US$167.0 million) and asset backed securities of (Won)100 billion (US$83.5 million) issued by LG Card and beneficiary certificates of (Won)22 billion (US$18.4 million) relating to LG Card. The banks recognized losses on valuation of trading securities of (Won)34 billion (US$28.4 million), losses on impairment of available-for-sale securities of (Won)43 billion (US$35.9 million), and losses on impairment of held-to-maturity securities of (Won)11 billion (US$9.2 million) for the year ended December 31, 2003. With relation to Commercial Paper (CP) in trust accounts, for which repayment of principal or interest is guaranteed by the banks, in the total amount of (Won)145 billion (US$121.1 million), the banks charged (Won)63 billion (US$52.6 million) in losses on trust management. However, LG Card is currently undergoing a corporate restructuring and depending on the result of this restructuring, the Company’s bank subsidiaries’ actual losses on LG Card credit may differ from the current estimate.

32.	WOORI AMERICA BANK’S MERGER WITH PANASIA BANK N.A.:

On September 11, 2003, Woori America Bank, an overseas 2nd-tier subsidiary of the Company, merged with Panasia Bank N.A. pursuant to an agreement with National Penn Bancshares dated February 10, 2003, which had owned 100% stock of Panasia Bank N.A. The merger consideration was US$34,500 thousand and in connection with the merger, Woori Bank increased its capital holding in Woori America Bank by US$15,000 thousand on September 3, 2003.

33.	WOORI BANK’S MERGER WITH WOORI INVESTMENT BANK

Woori Bank merged with WIB, a subsidiary of the Company, on July 31, 2003 pursuant to a merger agreement dated June 25, 2003. As a result, Woori Bank took over substantially all of the assets and liabilities of WIB by exchanging one common share of WIB for 0.0355 share of Woori Bank. Accordingly, the number of issued common shares of Woori Bank increased from 553 million to 571 million and contributed capital of Woori Bank increased from (Won)2,764.4 billion (US$2,307.9 million) to (Won)2,852.8 billion (US$2,381.7 million).

34.	SUBSEQUENT EVENTS

a.	WCC’s merger into Woori Bank

On February 5, 2004, WCC, a subsidiary of the Company, made a resolution to split off a part of its credit card business, which was previously purchased from Kwangju Bank, and to transfer back such part to Kwangju Bank. In addition, WCC resolved to transfer all other assets and liabilities including credit card subscriber base to Woori Bank and entered into a merger agreement (the “Merger Agreement”) with Woori Bank. The transfers to Kwangju Bank and Woori Bank are scheduled to take place on March 29, 2004 and March 31, 2004, respectively. According to the Merger Agreement, one common share of Woori Bank will be issued for 0.3581 common share of WCC and as a result, the number of issued common shares of Woori Bank will increase from 571 million to 636 million and contributed capital of Woori Bank will increase from (Won)2,852.8 billion (US$2,381.7 million) to (Won)3,179.8 billion (US$2,654.7 million). There will be no newly issued common shares of Kwangju Bank for the transfer of WCC’s credit card business back to Kwangju Bank.

b.	Plan of WCC’s capital increase

The Company made a resolution to increase its investment in WCC by purchasing new common stocks of WCC, amounting to (Won)800 billion (US$667.9 million) for the purpose of maintaining capital adequacy of Woori Bank following the merger with WCC. The capital increase is scheduled to take place before the date of planned merger (March 31, 2004) of WCC into Woori Bank.

c.	Swap of loans receivables from LG Card for LG Card’s common stock

On February 13, 2004, Woori Bank, a subsidiary of the Company, obtained 17,620,000 shares of LG Card’s common stock for (Won)88.1 billion (US$73.6 million) by exchanging its loan receivables, in accordance with an agreement reached among creditors of LG Card. In addition, Woori Bank plans to provide an new credit facility to LG Card and to further exchange its debt with stock of LG Card.

35.	ECONOMIC UNCERTAINTIES

The economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company and its subsidiaries may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company and its subsidiaries. Actual results may differ materially from management’s current assessment.

Exhibit 99.2

Results of the Annual General Meeting of Shareholders for the Fiscal Year 2003

The annual general meeting of shareholders of Woori Finance Holdings was held on March 30, 2004 and all five agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: March 30, 2004; 10:00 a.m.

•	Venue: 203, Hoehyon-dong 1-ga, Woori Bank head office building, 5th floor, Chung-ku, Seoul, Korea

•	Agenda:

1)	Approval of non-consolidated financial statements for the fiscal year 2003

2)	Partial amendment to the Articles of Incorporation

3)	Appointment of directors

a)	Standing Directors

•	Young-Key Hwang (New)

•	Jong-Wook Kim (New)

•	Euoo-Sung Min (Incumbent)

b)	Non-standing Directors

•	Seuk-Jin Kang (New)

•	Je-Hoon Lee (New)

•	Sung-Tae Ro(New)

•	Do-Soung Choi (New)

•	Oh-Seok Hyun (Incumbent)

•	Chung-Sook Moon (New)

4)	Appointment of candidates for the members of the Audit Committee who are non-standing directors

•	All 6 non-standing directors appointed

5)	Approval of directors’ compensation limit

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.

(Registrant)

Date: March 30, 2004	By:	/s/ Won Gihl Sohn

(Signature)

	Name:	Won Gihl Sohn

	Title:	Managing Director